    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 1997
                                                        REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                          SEQUUS PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

       DELAWARE                       2834                    94-3031834
   (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION         CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)

  OF INCORPORATION)
        960 HAMILTON COURT, MENLO PARK, CALIFORNIA 94025, (415) 323-9011 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                L. SCOTT MINICK
                     PRESIDENT AND CHIEF OPERATING OFFICER
                960 HAMILTON COURT, MENLO PARK, CALIFORNIA 94025
                                 (415) 323-9011
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------
           WITH COPIES OF ALL ORDERS, NOTICES AND COMMUNICATIONS TO:

            NEIL FLANZRAICH                         ALAN K. AUSTIN
           RICHARD FRIEDMAN                       ELIZABETH R. FLINT
    HELLER EHRMAN WHITE & MCAULIFFE        WILSON SONSINI GOODRICH & ROSATI
         525 UNIVERSITY AVENUE                    650 PAGE MILL ROAD
      PALO ALTO, CALIFORNIA 94301            PALO ALTO, CALIFORNIA 94306
       TELEPHONE: (415) 324-7000              TELEPHONE: (415) 493-9300
       FACSIMILE: (415) 324-0638              FACSIMILE: (415) 493-6811

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                            PROPOSED MAXIMUM  PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF                      OFFERING PRICE       AGGREGATE
    SECURITIES TO BE        AMOUNT TO BE           PER            OFFERING          AMOUNT OF
       REGISTERED           REGISTERED(1)        SHARE(2)          PRICE(2)     REGISTRATION FEE
------------------------------------------------------------------------------------------------
$   Convertible
 Exchangeable Preferred
 Stock..................  1,150,000 shares       $50.00          $57,500,000         $17,425
------------------------------------------------------------------------------------------------
 % Convertible
 Subordinated Debentures
 due 2007(3)............     $57,500,000          100%           $57,500,000           --
------------------------------------------------------------------------------------------------
Common Stock(4).........         --                --                --                --
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Includes 150,000 shares of $      Convertible Exchangeable Preferred Stock
    which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(3) There are also registered hereunder    % Convertible Subordinated
    Debentures due 2007 issuable in exchange for the $      Convertible
    Exchangeable Preferred Stock. No separate consideration will be received for such Debentures in the event such exchange occurs.
(4) There is also registered hereunder such indeterminate number of shares of
    Common Stock as may be issuable upon conversion of the $      Convertible
    Exchangeable Preferred Stock and the    % Convertible Subordinated
    Debentures due 2007 being registered hereunder.

                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 6, 1997

              [LOGO OF SEQUUS PHARMACEUTICALS, INC. APPEARS HERE]

                                1,000,000 SHARES

                 $    CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
          (CUMULATIVE DIVIDEND, LIQUIDATION PREFERENCE $50 PER SHARE)

  The shares of $      Convertible Exchangeable Preferred Stock, par value
$0.01 per share (the "Preferred Stock"), of SEQUUS Pharmaceuticals, Inc. ("SEQUUS" or the "Company") offered hereby are convertible at the option of the holder at any time after 90 days following the date hereof, unless previously redeemed or exchanged, into Common Stock, par value $0.0001 per share (the "Common Stock"), of the Company, at an initial conversion price of $
(equivalent to a conversion rate of approximately       shares of Common Stock
for each share of Preferred Stock). The initial conversion price with respect to the Preferred Stock is subject to adjustment in certain events, including a Non-Stock Fundamental Change or a Common Stock Fundamental Change (each as defined). See "Description of Preferred Stock -- Conversion Rights." On February 5, 1997, the last reported sale price of the Company's Common Stock as reported on the Nasdaq National Market was $12.50 per share.

  Dividends on the Preferred Stock will be cumulative from the date of original issue and will be payable quarterly, commencing June 1, 1997 and payable each March 1, June 1, September 1 and December 1 thereafter, at the annual rate of
$      per share of Preferred Stock. Prior to March 2, 2000, the Preferred
Stock is not redeemable at the option of the Company. Thereafter the Preferred Stock is redeemable at the option of the Company, in whole or in part, at the declining redemption prices set forth herein, together with accrued dividends. See "Description of Preferred Stock -- Optional Redemption." The Preferred Stock has a liquidation preference of $50 per share, plus accrued and unpaid dividends.

  The Preferred Stock is exchangeable, in whole but not in part, at the option of the Company on any dividend payment date beginning March 1, 1998, for the
Company's    % Convertible Subordinated Debentures due 2007 (the "Debentures")
at the rate of $50 principal amount of Debentures for each share of Preferred Stock. See "Description of Preferred Stock -- Exchange Provisions." The Debentures, if issued, will contain conversion and optional redemption provisions substantially identical to those of the Preferred Stock. See "Description of Debentures."

  Application has been made to have the shares of Preferred Stock approved for quotation on the Nasdaq National Market under the symbol "SEQUP."

                                  ----------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                  ----------

 THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES
  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION, NOR  HAS THE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
    ADEQUACY OF  THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY  IS A
     CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   UNDERWRITING
                                   PRICE           DISCOUNTS AND    PROCEEDS TO
                               TO PUBLIC (1)        COMMISSIONS     COMPANY (2)
-------------------------------------------------------------------------------
Per Share..................        $                   $               $
-------------------------------------------------------------------------------
Total (3)..................        $                   $               $
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Plus accrued dividends, if any, from      , 1997.
(2) Before deducting expenses payable by the Company, estimated at $375,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 150,000 shares of Preferred Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $     , $      and $     , respectively.

                                  ----------

  The Preferred Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson,
Stephens & Company"), San Francisco, California, on or about        , 1997.

ROBERTSON, STEPHENS & COMPANY
                             DILLON, READ & CO. INC.
                                                           PUNK, ZIEGEL & KNOELL

            The date of this Prospectus is                  , 1997.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Commission. The Registration Statement, including exhibits, as well as such other reports, proxy statements and information filed by the Company may be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison St., Suite 1400, Chicago, Illinois 60661. Reports, proxy and information statements and other information filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed or to be filed with the Commission under the Exchange Act, are hereby incorporated by reference into this Prospectus:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

  2. The description of the Company's Common Stock set forth in its Registration Statement on Form 8-A filed with the Commission on May 8, 1987, and the description of the Company's Preferred Stock set forth in its Registration Statement on Form 8-A filed on February 6, 1997; and

  3. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

  Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (other than exhibits incorporated by reference into such document, unless such exhibits are specifically incorporated by reference into this Prospectus). Such request may be directed to SEQUUS Pharmaceuticals, Inc., 960 Hamilton Court, Menlo Park, California 94025, Attention: Secretary, telephone number (415) 323-9011.

                                ---------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED STOCK AND THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents By Reference...........................    2
Summary...................................................................    4
Risk Factors..............................................................    9
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   18
Price Range of Common Stock...............................................   19
Capitalization............................................................   20
Selected Financial Data...................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   27
Management................................................................   47
Description of Preferred Stock............................................   50
Description of Debentures.................................................   58
Certain Federal Income Tax Consequences...................................   64
Description of Common Stock...............................................   70
Underwriting..............................................................   71
Legal Matters.............................................................   72
Experts...................................................................   72
Index to Financial Statements.............................................  F-1

  The following trademarks of SEQUUS are used throughout this Prospectus:
STEALTH(R), AMPHOTEC(TM), AMPHOCIL(TM), DOXIL(R), CAELYX(TM) and SEQUUS(TM). Tradenames and trademarks appearing in this Prospectus are the property of their respective holders.

                                    SUMMARY

  The statements in this Prospectus that relate to future plans, events or performance are forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  SEQUUS Pharmaceuticals, Inc. is a leader in developing and commercializing lipid-based biopharmaceutical products primarily to treat cancer and infectious diseases. The Company formulates its proprietary STEALTH liposomes with existing drugs, or with therapeutics under development, to develop new products with improved safety and efficacy profiles. The Company has developed and is marketing DOXIL, an anticancer drug, and AMPHOTEC, an antifungal drug, in the United States through its direct sales organization and internationally through its marketing partners. The Company is currently conducting additional clinical trials for the use of DOXIL in the treatment of certain solid tumors, including a Phase III clinical trial in refractory ovarian cancer and a number of breast cancer trials. In addition, SEQUUS is currently conducting a Phase I trial of its STEALTH cisplatin formulation for the treatment of cancer.

  Liposomes are microscopic lipid spheres used to encapsulate drugs for delivery to targeted areas of the body in order to increase efficacy and reduce toxicity. SEQUUS has created and patented STEALTH liposomes that avoid the body's natural defense mechanisms and degrade more slowly than conventional liposomes, thereby significantly increasing circulation time of encapsulated therapeutic agents in the body. For example, clinical data demonstrate that an anthracyline encapsulated in STEALTH liposomes (DOXIL) has a circulating half-life of approximately 55 hours compared to a half-life of approximately five hours for the other commercially available liposomal anthracycline product. This long circulation time allows STEALTH liposomes to accumulate in tissues where new blood vessels are forming, such as tumors and sites of inflammation or injury, delivering sustained and increased drug concentration to these target tissues.

  SEQUUS developed DOXIL, a proprietary STEALTH liposome formulation encapsulating a leading anticancer drug, doxorubicin. In November 1995, SEQUUS received marketing clearance from the United States Food and Drug Administration ("FDA") for DOXIL for the treatment of Kaposi's sarcoma ("KS") in AIDS patients whose KS has progressed on prior chemotherapy or in patients who are intolerant to such therapy ("refractory KS"). In December 1995, the Company launched DOXIL in the United States, using its own marketing and sales team, and achieved domestic product sales of approximately $20.9 million in 1996. In June 1996, the Company was granted marketing authorization for DOXIL under the tradename CAELYX in the 15 member states of the European Union ("EU"), for the treatment of first-line and refractory KS. The Company has entered into a distribution agreement with Schering-Plough Corporation ("Schering-Plough") under which Schering-Plough has rights to market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. In addition, the Company and Schering-Plough are jointly planning the clinical development of DOXIL for the treatment of solid tumors in the United States and certain international markets. Schering-Plough will be responsible for conducting certain of these clinical trials.

  The Company used another lipid-based delivery technology to develop AMPHOTEC, a proprietary formulation of a leading antifungal drug, amphotericin B. In November 1996, SEQUUS received marketing clearance from the FDA for AMPHOTEC for the treatment of invasive aspergillosis, a life-threatening fungal infection, in patients where renal impairment or unacceptable toxicity precludes the use of conventional amphotericin B therapy in effective doses and in patients where prior amphotericin B therapy has failed. In December 1996, the Company launched AMPHOTEC in the United States, using its own marketing and sales organization. AMPHOTEC has also received marketing clearance in a number of other countries for the treatment of systemic fungal infections in patients refractory to or intolerant of conventional amphotericin B therapy. The Company's strategy is to commercialize AMPHOTEC in international markets, under the tradename AMPHOCIL, through distribution partners. The Company has entered into a number of distribution agreements, including agreements with Zeneca Limited and Bayer, Inc. in selected countries.

  The Company is developing SPI-077, a proprietary STEALTH liposome formulation of encapsulated cisplatin, a widely used anticancer drug. The utility of unencapsulated cisplatin is limited by a range of potentially serious and irreversible toxicities. Based upon results from preclinical studies, the Company believes that SPI-077 may have safety and efficacy advantages over unencapsulated cisplatin. In December 1996, the Company began a Phase I clinical trial of SPI-077 in the treatment of solid tumors. The Phase I trial is focused on determining the maximum tolerated dose of SPI-077 and establishing the toxicity profile in patients with advanced malignancies not amenable to other cancer treatments.

  The Company's research and development efforts focus on developing new products by encapsulating other drugs in, or attaching other drugs to, STEALTH liposomes and expanding the STEALTH platform to create additional methods of drug delivery. Products in the development stage include STEALTH liposome formulations of CD4 for treating people with HIV, a quinolone antibiotic for treating life-threatening respiratory tract infections or other severe systemic bacterial infections, and a radiosensitizing agent for treating cancer. The Company is also conducting research in the field of small molecule, peptide and gene delivery using STEALTH liposomes.

  SEQUUS was incorporated in California in 1981 and was reincorporated in Delaware in 1987. The Company's principal executive offices are located at 960 Hamilton Court, Menlo Park, California 94025 and its telephone number is (415) 323-9011.

                                  THE OFFERING

Securities Offered..........  1,000,000 shares of $      Convertible
                              Exchangeable Preferred Stock (the "Preferred
                              Stock"), par value $0.01 per share (1,150,000 shares of Preferred Stock if the over-allotment option is exercised in full).

Dividends...................  Cumulative from the date of original issue at the
                              annual rate of $      per share of Preferred
                              Stock, payable quarterly on the first day of March, June, September and December, commencing June 1, 1997, when, as, and if declared by the Board of Directors out of funds legally available therefor. See "Description of Preferred Stock --
                               Dividends."

Conversion Rights...........  The Preferred Stock will be convertible at the option of the holder at any time after 90 days following the date hereof, unless previously redeemed or exchanged, into shares of Common Stock at an initial conversion price of $ (equivalent to a conversion rate of approximately shares of Common Stock for each share of
                              Preferred Stock). The initial conversion price with respect to the Preferred Stock is subject to adjustment in certain events, including a Non-Stock Fundamental Change or a Common Stock Fundamental Change (each as defined). See "Description of Preferred Stock -- Conversion Rights."

Liquidation Preference......  $50 per share of Preferred Stock, plus accrued and unpaid dividends. See "Description of Preferred Stock -- Liquidation Rights."

Optional Redemption.........  Prior to March 2, 2000, the Preferred Stock is
                              not redeemable at the option of the Company.
                              Thereafter, the Preferred Stock is redeemable at the option of the Company, in whole or in part, at the declining redemption prices set forth herein, together with accrued dividends. See "Description of Preferred Stock -- Optional Redemption."

Exchange Provisions.........  The Preferred Stock is exchangeable in whole, but not in part, at the option of the Company on any dividend payment date beginning on March 1, 1998
                              for the Company's    % Convertible Subordinated
                              Debentures due 2007 (the "Debentures") at the rate of $50 principal amount of Debentures for each share of Preferred Stock. See "Description of Preferred Stock -- Exchange Provisions."

Voting Rights...............  Except as provided by law, holders of shares of
                              Preferred Stock will not be entitled to any voting rights, except that, among other things, holders will be entitled to vote as a separate class to elect two directors if the equivalent of six or more quarterly dividends (whether or not consecutive) on the Preferred Stock are in arrears. These voting rights will continue until such time as the dividend arrearage on the Preferred Stock has been paid in full. See "Description of Preferred Stock -- Voting Rights."

Debentures..................  The Debentures, if issued, will bear interest at
                              a rate per annum of    % of the principal amount
                              thereof payable semiannually on March 1 and September 1 of each year, commencing on the first interest payment date following the date of exchange. Prior to March 2, 2000, the Debentures are not redeemable at the option of the Company. Thereafter, the Debentures are redeemable at the option of the Company, in whole or in part, at the declining redemption prices set forth herein, together with accrued interest. The Debentures are not entitled to the benefits of any mandatory sinking fund payments. At the option of the holder, the Debentures may be converted into Common Stock at the same conversion price as would have been applicable to the Preferred Stock if the Preferred Stock were outstanding. The Debentures will be subordinated to all Senior Indebtedness (as defined). The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness that any subsidiary can incur. See "Description of Debentures."

Use of Proceeds.............  For activities related to the clinical trials of
                              DOXIL and AMPHOTEC for additional indications and the clinical trial program for SPI-077, increasing manufacturing capacity, research and development and other general corporate purposes. See "Use of Proceeds."

Trading.....................  Application has been made to have the shares of
                              Preferred Stock approved for quotation on the Nasdaq National Market under the symbol "SEQUP." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SEQU."

Risk Factors................  An investment in the securities offered hereby involves a high degree of risk. See "Risk
                              Factors" for a discussion of certain factors that should be considered in evaluating an investment in the securities offered hereby.

                             SUMMARY FINANCIAL DATA

                      (in thousands, except per share data)

                                         YEAR ENDED DECEMBER 31,
                               ------------------------------------------------
                                 1992      1993      1994      1995      1996
                               --------  --------  --------  --------  --------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales..............  $    293  $  1,299  $  3,664  $  1,907  $ 25,462
  Royalties and fees (1).....       425     5,458        91       109     7,461
                               --------  --------  --------  --------  --------
Total revenues...............       718     6,757     3,755     2,016    32,923
Operating expenses:
  Cost of goods sold.........        13       232       916       511     3,990
  Research and development...    15,769    21,128    25,378    22,651    27,652
  Selling, general and
   administrative............     2,723     6,653     7,622    13,856    20,302
                               --------  --------  --------  --------  --------
Total operating expenses.....    18,505    28,013    33,916    37,018    51,944
Loss from operations.........   (17,787)  (21,256)  (30,161)  (35,002)  (19,021)
Interest income..............     2,394     1,602       976     1,406     1,844
                               --------  --------  --------  --------  --------
Net loss.....................  $(15,393) $(19,654) $(29,185) $(33,596) $(17,177)
                               ========  ========  ========  ========  ========
Net loss per share...........  $  (0.84) $  (1.05) $  (1.54) $  (1.54) $  (0.59)
                               ========  ========  ========  ========  ========
Weighted average shares
 outstanding.................    18,270    18,789    18,978    21,831    28,937
Ratio of earnings to combined
 fixed charges
 and preferred stock
 dividends (2)...............        --        --        --        --        --

                                                           DECEMBER 31, 1996
                                                         ----------------------
                                                                        AS
                                                          ACTUAL    ADJUSTED(3)
                                                         ---------  -----------
BALANCE SHEET DATA:
Cash and cash equivalents and short-term marketable
 investments............................................ $  32,946   $ 80,821
Total assets............................................    54,968    102,843
Accumulated deficit.....................................  (150,624)  (150,624)
Total stockholders' equity..............................    44,327     92,202

--------
(1) Includes a signing fee and regulatory milestone fee totaling $5.3 million from Zeneca Limited in 1993 and a distribution rights fee of $5.3 million from Schering-Plough in 1996.
(2) For the years ended December 31, 1992, 1993, 1994, 1995 and 1996, earnings were insufficient to cover fixed charges by $15,267,000, $19,496,000, $29,002,000, $33,421,000 and $16,966,000, respectively. There were no preferred stock dividends declared or paid by the Company during any of the years in the five year period ended December 31, 1996. For these reasons, no ratios are provided.
(3) As adjusted to reflect the sale by the Company of the 1,000,000 shares of Preferred Stock offered hereby, less estimated underwriting discounts and commissions and expenses of the offering payable by the Company.

  Except as otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                 RISK FACTORS

  The statements in this Prospectus that relate to future plans, events or performance are forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in evaluating the Company and its business before purchasing the securities offered hereby.

UNCERTAINTY OF MARKET ACCEPTANCE

  The Company's future financial performance depends on revenues from and market acceptance of DOXIL in the United States and international markets. To date, DOXIL can only be promoted for KS and cannot be promoted for the treatment of solid tumors. In order for the Company to promote DOXIL for any solid tumor indications, it must establish the clinical benefit of DOXIL in clinical trials for each tumor type and gain regulatory clearance to market for such use. The Company does not expect sales of DOXIL to grow significantly, if at all, for KS in the United States because the population of persons with KS is relatively small and may decline, particularly if recent developments in the treatment of AIDS are successful and decrease the incidence of KS. In the United States, the Company is prohibited from marketing DOXIL for indications other than refractory KS. Physicians and patients are often limited in their use of pharmaceutical products for indications that have not been cleared by the FDA, as reimbursement by third-party payors for off-label use may be unavailable. There can be no assurance that clinical trials will demonstrate that DOXIL is safe and efficacious for the treatment of solid tumors, that the Company will receive regulatory approval for any solid tumor indications or that the Company will be able to achieve reimbursement for or market acceptance in the treatment of solid tumors with DOXIL.

  The Company is also dependent on market acceptance of AMPHOTEC in the United States and in international markets. To date, the Company has had very limited sales of AMPHOTEC. The Company only received FDA clearance for AMPHOTEC in late 1996 and, therefore, cannot predict market acceptance of AMPHOTEC in the United States. In addition, the Company received marketing clearance in a limited number of international markets in 1996 and faces intense competition and price pressure in many of these markets, where a competing liposomal amphotericin B product has been on the market for a number of years and another was recently introduced. A number of factors may limit the market acceptance of DOXIL and AMPHOTEC and any other products developed by the Company, including the timing of regulatory approval and market entry relative to competitive products, the availability of alternate therapies, the price of the Company's products relative to alternative therapies, the availability of third-party reimbursement and the extent of marketing efforts by third-party distributors or agents retained by the Company, as well as the success of the marketing efforts by the Company's sales team which was organized within the last 18 months. In addition, therapeutic products based on liposome or lipid-based technology have become commercially available only in the last few years. As a result, unanticipated side effects or unfavorable publicity concerning any product incorporating liposome or lipid-based technologies could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance and to sell the Company's products. There can be no assurance that physicians, patients or third-party payors will accept liposome products or any of the Company's products as readily as traditional forms of medication or at all. See "Business -- Products and Products Under Development."

INTENSE COMPETITION; UNCERTAINTY OF TECHNOLOGICAL CHANGE

  The Company's current and potential products compete with existing and new drugs offered by or under development by pharmaceutical, biopharmaceutical and biotechnology companies. Many of these companies, both in the United States and international markets, are developing products based on improved drug delivery technologies as well as novel therapeutics for the treatment of cancer, infectious diseases and other indications targeted by the Company. Some of these companies are active in liposome and lipid-based research and product development, and many have financial and technical resources and production and marketing capabilities substantially greater than those of the Company. In addition, many of these companies have significantly greater experience than the Company in preclinical and clinical development activities, in obtaining regulatory approval, and in manufacturing and marketing biopharmaceutical products.

  A number of large pharmaceutical companies, including Bristol-Myers Squibb Company ("Bristol-Myers") and Pfizer Inc., have established strong market positions for oncology and infectious diseases. For example, AMPHOTEC competes with traditional amphotericin B therapy, which is currently produced and marketed by Bristol-Myers and others. The Company also faces competition from two companies specializing in liposome drug delivery, NeXstar Pharmaceuticals, Inc. ("NeXstar") and The Liposome Company ("TLC"), both of which have received regulatory approvals in the United States and internationally for products competitive with the Company's products. In some cases, the competing liposomal products have been able to obtain significant market share in certain territories by being the first to market, have been introduced at lower prices than the Company's competing products, or have received marketing clearance covering a broader range of indications than the Company's competing products. For example, TLC recently received FDA clearance to market its amphotericin B lipid formulation for treating a broader range of indications than the indications for which AMPHOTEC has received marketing clearance.

  SEQUUS believes that competition in pharmaceutical products and in drug delivery will continue to be intense as new products enter the market and advanced technologies become available for drug discovery and development. Existing products or new products developed by the Company's competitors may be more effective, or be more effectively marketed and sold, than any that have been or may be developed by the Company. Competitive products may render the Company's technology and products obsolete or noncompetitive prior to the Company's recovery of research, development or commercialization expenses incurred with respect to any such products, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Competition."

LIMITED MARKETING AND SALES EXPERIENCE; DEPENDENCE ON THIRD-PARTY DISTRIBUTORS AND AGENTS

  The Company has limited experience marketing and selling its products. The Company currently markets and sells its products in the United States with a recently expanded sales team of 42 persons. The Company's ability to generate future revenue in the United States is dependent on the success of its direct sales team in marketing DOXIL and AMPHOTEC. Future development of its marketing and sales organization may require significant additional expenditures, management resources and time. In addition, the loss of certain key sales personnel could adversely affect the sales effort and have a material adverse effect on the Company's business, financial condition and results of operations. Several biotechnology and pharmaceutical companies have recently expanded their sales forces, particularly in the field of oncology, which has increased competition for experienced personnel. Furthermore, if the Company enters into marketing partnerships with other companies to augment its own sales organization, the Company's margins on these products would be significantly reduced.

  In September 1996, the Company announced an exclusive arrangement with Schering-Plough under which Schering-Plough has rights to market and sell DOXIL worldwide, under the tradename CAELYX, except for the United States, Japan and certain other countries. The Company has also entered into distribution agreements with a number of corporate partners covering the marketing and distribution of AMPHOCIL in various international markets. The Company's future sales of CAELYX and AMPHOCIL outside of the United States will depend upon the success of marketing efforts by Schering-Plough and other distribution partners, the continuation of existing distribution arrangements, market acceptance of the products, availability of third-party reimbursement, as well as the timing of additional approvals, including pricing approvals, in other countries, if any. If Schering-Plough or any other distributor were to terminate its agreement with the Company or be unsuccessful in meeting its sales objectives, the Company's business, financial condition and results of operations could be materially adversely affected. There can be no assurance that the Company will be able to successfully market its products through its sales team, partners, agents or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, "Business --
 Marketing and Sales" and "-- Strategic Alliances."

DEPENDENCE ON THIRD-PARTY MANUFACTURING AND SOLE-SOURCE SUPPLIERS; MANUFACTURING RISKS

  The Company's internal manufacturing capabilities are limited to producing products for preclinical development. The Company is dependent on Ben Venue Laboratories, Inc. ("Ben Venue"), a United States-based contract manufacturer, to manufacture commercial-scale quantities of AMPHOTEC and DOXIL pursuant to supply agreements. There can be no assurance that Ben Venue will continue to meet FDA or product specification standards or that the Company's manufacturing requirements can be met in a consistent and timely manner. Only a limited number of contract manufacturers are capable of manufacturing AMPHOTEC and DOXIL, and any alternative manufacturer would require regulatory approval to manufacture the product which would likely take several months, if at all. The Company is in the process of identifying an alternative manufacturer, but to date has not sought approval of an alternative manufacturer for its products. The Company has in the past experienced batch failures in the manufacturing process for AMPHOTEC and DOXIL. Any batch failures in the future could result in a material increase in cost of goods sold or in the Company's inability to deliver products on a timely basis. In addition, the Company may be unable to obtain sufficient contract manufacturing capacity due to competing demands on the contract manufacturer's capacity or other reasons. In the event of any interruption of supply from the contract manufacturer due to regulatory reasons, significant batch failures, capacity constraints or other causes, there can be no assurance that the Company could make alternative manufacturing arrangements on a timely basis, if at all. Such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company relies on certain suppliers of key raw materials to provide an adequate supply of such materials for production of finished products. Certain materials are purchased from single sources. In particular, amphotericin B and doxorubicin are currently each supplied to the Company by single sources, and the number of alternative sources is limited. The Company has a sole-source supply agreement with Meiji Seika Pharma International, Ltd., which expires in 1999, to supply the Company with doxorubicin for DOXIL. The Company also has a sole-source supply agreement with A.L. Laboratories, Inc., which expires in 1999, to supply the Company with amphotericin B for AMPHOTEC. There can be no assurance that the doxorubicin or the amphotericin B supplied under these agreements will continue to meet FDA requirements applicable to DOXIL or AMPHOTEC, which could delay or prevent future sales of DOXIL or AMPHOTEC, if any, by the Company. The number of alternative qualified suppliers of key raw materials required for the manufacture of DOXIL and AMPHOTEC is limited. The disqualification or loss of a sole-source supplier could have a material adverse effect on the Company because of a delay or inability in obtaining and qualifying an alternate supplier and the costs associated with such delay and in finding and qualifying an alternate supplier. Regulatory requirements applicable to pharmaceutical products tend to make the substitution of suppliers costly and time consuming. The unavailability of adequate commercial quantities, the loss of a supplier's regulatory approval, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could impair the Company's ability to manufacture and market its products which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategic Alliances" and "-- Manufacturing and Production."

UNCERTAINTY OF PRODUCT DEVELOPMENT

  The development of new pharmaceutical products is subject to a number of significant risks. Potential products that appear to be promising at various stages of development may not receive regulatory approval, reach the market or achieve widespread use for a number of reasons. For example, DOXIL is being clinically tested in various types of solid tumors. The Company's clinical data in treatment of solid tumors are derived from a limited number of patients and are not necessarily predictive of future results obtained in subsequent clinical trials. Moreover, even when a drug does demonstrate activity, it may not be sufficiently efficacious to replace existing therapies. There can be no assurance that the Company's research and development efforts will be successful, that any given product will be approved by appropriate regulatory authorities or that any product candidate under development will be safe, effective or capable of being manufactured in commercial quantities at an economical cost, will not infringe the proprietary rights of others or will achieve market acceptance.

  There are a number of challenges the Company must address successfully to develop commercial products in each of its development programs. The Company's potential products will require significant additional research and development efforts, including process development and significant additional clinical testing, prior to any commercial use. There can be no assurance that the Company will have sufficient resources or will successfully address any of these technological challenges, or others that may arise in the course of development. See "Business -- Products and Products Under Development" and "--
 Government Regulation."

NO ASSURANCE OF REGULATORY APPROVALS; UNCERTAINTY OF GOVERNMENT REGULATION

  The production and marketing of the Company's products are subject to rigorous manufacturing requirements, preclinical testing and clinical trials and approval by the FDA, by comparable agencies in other countries and by state regulatory authorities prior to marketing. The process of conducting clinical trials and obtaining regulatory approval for a product typically takes a number of years and involves substantial expenditures. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. The Company has received regulatory clearance in the United States for the commercial sale of only two of its products, DOXIL and AMPHOTEC, and such clearance is only for limited indications. The Company may encounter significant delays or excessive costs in its efforts to secure and maintain necessary approvals or licenses. Future federal, state, local or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's products. There can be no assurance that the Company will be able to obtain or maintain the necessary approvals for manufacturing or marketing the Company's products for current or expanded indications or that the data it obtains in clinical trials will be sufficient to establish the safety and efficacy of its products. Even if the Company obtains regulatory approval for any particular product, there can be no assurance that it will be economically feasible for the Company to commercialize its products. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials, and changes in labeling of the product. Failure to obtain or maintain requisite governmental approvals, failure to obtain approvals of the clinically intended uses or the identification of side effects could delay or preclude the Company from further developing particular products or from marketing its products, or could limit the commercial use of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's regulatory clearances to market DOXIL in the United States for refractory KS and in certain European countries for first-line and refractory KS were based on extensive clinical data. In 1996, the Company submitted data from its two randomized clinical trials to the FDA to obtain clearance to market DOXIL as a first-line therapy. The FDA has informed the Company that it would require additional information that addresses the methodology of assessing the response rates seen in the trials in order to approve DOXIL for a first-line indication. The Company is currently re-analyzing its existing clinical data, analyzing data not previously submitted, and considering expanding ongoing trials, if necessary, to support a first-line indication. There can be no assurance that the Company will provide such data to the FDA or that any such submission would result in clearance for a KS first-line indication. The marketing clearance for DOXIL in the United States was provided in accordance with the FDA's procedures for Accelerated Approval of New Drugs for Serious or Life-Threatening Illnesses. Accelerated approval regulations require that an applicant study an investigational drug following product launch to verify and describe the drug's clinical benefit. The Company is conducting a post-marketing clinical trial designed to meet accelerated approval requirements. Under FDA accelerated approval regulations, the FDA may withdraw approval following product launch if the Company fails to show due diligence in conducting the post-marketing clinical trial or if this clinical trial fails to demonstrate clinical benefit to the FDA's satisfaction. There can be no assurance that the Company will be able to conduct a satisfactory post-marketing clinical trial or that the results will be satisfactory to the FDA. If the Company is unable to successfully complete the post-marketing clinical trials or if the results are not satisfactory to the FDA, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business -- Government Regulation."

  The Company is also subject to regulation under numerous federal, state and local laws regarding, among other things, occupational safety, laboratory practices, the use and handling of radioisotopes and hazardous chemicals, prevention of illness and injury, environmental protection and hazardous substance control. Failure to comply with such regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

  Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the Company's clinical trials will demonstrate the safety and efficacy of any products or will result in marketable products. For example, the Company has only conducted clinical trials for the use of DOXIL in certain solid tumors on a limited number of patients. The Company must conduct additional clinical testing in larger patient populations to expand the indications for DOXIL. Many pharmaceutical and drug delivery companies have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

  The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. The Company is dependent on third parties including hospitals and physicians to conduct the clinical trials. In addition, the Company is reliant on Schering-Plough to conduct certain clinical trials for the use of DOXIL in treatment of solid tumors. There is substantial competition to enroll patients in clinical trials for oncology products. Delays in planned patient enrollment can result in increased costs and delays. If the Company is unable to successfully complete its clinical trials, its business, financial condition and results of operations could be materially adversely affected. See "Business -- Products and Products Under Development" and "-- Government Regulation."

UNCERTAINTY OF FUTURE FINANCIAL RESULTS; FLUCTUATIONS IN OPERATING RESULTS

  The Company's quarterly operating results depend upon a variety of factors, including the price, volume and timing of sales of the Company's approved products; variations in payments under collaborative agreements, including royalties, fees and other contract revenues; the availability of third-party reimbursement; and the regulatory approvals of new products, or expanded labeling of existing products. The Company's quarterly operating results may also fluctuate significantly depending on other factors, including the timing of the expansion of clinical trials for DOXIL and AMPHOTEC and the level of clinical trials for SP1-077; changes in the Company's level of research and development; changes in manufacturing capabilities; and variations in gross margins of the Company's products which may be caused by cost increases from third-party manufacturers, availability and cost of raw materials, competitive pricing pressures and the mix between product sales in the United States and sales to the Company's international marketing partners. The Company expects operating expenses to increase in 1997, and there can be no assurance that the Company will maintain or increase revenues or ever achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

  There are significant challenges and risks to the Company associated with selling products and conducting business in international markets, including, but not limited to, varying government regulation of pharmaceutical products, varying third-party and government reimbursement policies, uncertain intellectual property protections, delays in establishing international distribution channels and difficulties in collecting international accounts receivable. The Company does not have extensive experience in international sales and is relying on third parties to address these markets. The Company's international business and financial performance could also be adversely affected by matters such as currency controls, tariff regulations, foreign duties and taxes, pricing controls and regulations and difficulties in obtaining export licenses. In addition, the Company's products are priced in the currency of the country in which such products are sold. Accordingly, the prices of such products in dollars will vary as the value of the dollar fluctuates against such local currencies. Increases in the value of the dollar against such currencies, therefore, will reduce the dollars realized by the Company on the sale of its products. The Company does not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rates or interest rate fluctuations. However, the Company may in the future undertake such transactions if it determines that it is advisable to offset such risks, although no assurance can be given that these efforts will be successful.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

  The Company's business may be materially adversely affected by the continuing efforts of worldwide governmental and third-party payors to contain or reduce the costs of health care in general and drugs in particular. For example, in most international markets, including markets the Company is seeking to enter, pricing of prescription pharmaceuticals is subject to government price controls. In these markets, once marketing approval is received, pricing negotiation could take another six to 12 months or longer. In the United States there have been, and there may continue to be, federal and state proposals to implement similar government price controls. In addition, an increasing emphasis on managed care and consolidation of hospital purchasing in the United States has and will continue to put pressure on pharmaceutical pricing. Such proposals, if adopted, and such initiatives could decrease the price that the Company receives for any current or future products and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on pharmaceutical companies that are collaborators or prospective collaborators for certain of the Company's products, the Company's ability to commercialize its products may be materially adversely affected. In addition, price competition may result from competing product sales, attempts to gain market share or introductory pricing programs, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's ability to commercialize DOXIL, AMPHOTEC and other products may depend in part on the extent to which reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any of the Company's products. Government and other third-party payors are increasingly attempting to contain health care costs by limiting the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide coverage or reimbursement for indications for which the FDA has not granted marketing clearance. Moreover, reimbursement may be denied even for FDA-approved indications. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business-- Government Regulation."

PRODUCT LIABILITY

  Testing, manufacturing, marketing and use of the Company's products will entail substantial risk of product liability. The Company currently maintains product liability insurance in an amount of $10 million per occurrence and $10 million in the aggregate. A single product liability claim could exceed the $10 million coverage limit, and there is a possibility of multiple claims. There can be no assurance that the amount of insurance the Company has obtained against the risk of product liability will be adequate, that the amount of such insurance can be renewed at acceptable cost or at all, or that the amount and scope of any coverage obtained will be adequate to protect the Company in the event of a successful product liability claim. The Company's business, financial condition and results of operations could be materially adversely affected by one or more successful product liability claims.

  In addition, with respect to the sale of products in the United States, the Company believes it has significantly greater risk in connection with product liability claims due to the greater frequency of lawsuits and higher claims paid in courts in the United States as opposed to most other countries. The Company is required by government regulations to test its products even after they have been sold and used by patients. As a result of such tests, the Company may be required to, or may determine that it should, recall products when such products have already been sold. Such testing and any product recalls could increase the Company's potential exposure to product liability claims and may have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTIES REGARDING PATENTS AND TRADE SECRETS

  There has been increasing litigation in the biomedical, biotechnology and pharmaceutical industries with respect to the manufacture, use and sale of new therapeutic products that are the subject of conflicting patent rights. A substantial number of patents relating to liposomes have been issued to, or are controlled by, other public and private entities, including academic institutions. In addition, others, including competitors of SEQUUS, may have filed applications for, or may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those of SEQUUS. The patent positions of pharmaceutical, biopharmaceutical, biotechnology and drug delivery companies, including SEQUUS, are uncertain and involve complex legal and factual issues. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued. As a consequence, the Company does not know whether any of its patent applications will result in the issuance of patents or whether any of the Company's existing patents will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that any patents owned or controlled by the Company will protect SEQUUS against infringement litigation or afford commercially significant protection of the Company's technology. Almost none of the Company's patents has been tested in court to determine their validity and scope. Moreover, the patent laws of foreign countries differ from those of the United States and the degree of protection, if any, afforded by foreign patents may therefore be different.

  The Company has a practice of monitoring patents and other developments in the liposome field. To the extent that the Company becomes aware of patents of other parties which the Company's processes or products might infringe, it is the Company's practice to seek review of such patents by the Company's patent counsel. With respect to the Company's anticancer drug, DOXIL, SEQUUS is aware of TLC's United States Patent No. 5,077,056 (the "056 Patent") relating to the loading of therapeutic drugs into liposomes. The Company's patent counsel has rendered an opinion that DOXIL would not infringe any valid claim of this patent. International equivalent patents to the 056 Patent are now undergoing opposition proceedings in the European and Japanese patent offices and the Company is party to such proceedings. The Company is also aware of recently issued United States Patent No. 5,562,925 (the "925 Patent") covering therapeutic cisplatin compositions held by Research Corporation Technologies Inc., which the Company believes has been licensed exclusively to Bristol-Myers. The Company's patent counsel has rendered an opinion that its STEALTH cisplatin formulation would not infringe any valid claims of the 925 Patent. The Company is also aware of TLC's United States Patent No. 5,008,050 relating to reducing liposome size by extrusion, and United States Patent No. 5,435,989 held by NeXstar relating to targeting of liposomes to solid tumors. The Company's patent counsel has rendered an opinion that DOXIL would not infringe any valid claim of either of these patents. The Company is also aware of United States Patent Nos. 4,426,330 and 4,534,899 assigned to Lipid Specialties, Inc., relating to conjugates of phospholipids and polyethyleneglycol. The Company's patent counsel has rendered an opinion that DOXIL would not infringe any valid claims of these patents.

  In November 1991, the Company received a letter from TLC bringing to the Company's attention TLC's United States Patent No. 5,059,591 for "Reduced Toxicity" (the "591 Patent") containing claims directed to amphotericin B/sterol compositions and their method of use. Subsequently, the Company's patent counsel delivered an opinion to the Company that, among other things, AMPHOTEC does not infringe any valid claim of the 591 Patent. The Company has not received any further written correspondence with respect to this issue. However, no assurance can be given that TLC will not make a claim against SEQUUS with respect to the 591 Patent, which could have a material adverse effect on the Company's ability to commercialize AMPHOTEC.

  Even if the Company's patent counsel renders advice that the Company's products do not infringe any valid claim under such patents, there can be no assurance that any third party will not commence litigation to enforce such patents. If another company were to successfully bring legal actions against the Company claiming patent or other intellectual property right infringements, in addition to any liability for damages, the Company could be enjoined by a court from selling such products or processes or might be required to obtain a license to manufacture or sell the affected product or process. There can be no assurance that the Company would prevail in any such action or that the Company could obtain any license required under any such patent on acceptable terms, if at all. Any litigation, whether or not resolved in favor of the Company, could be expensive and time-consuming, could consume substantial management resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company relies on unpatented trade secrets and proprietary know-how to protect certain aspects of its production and other technologies. Although SEQUUS has entered into confidentiality agreements with its employees, consultants, representatives and other business associates, there can be no assurance that trade secrets and know-how will remain undisclosed or that similar trade secrets or know-how will not be independently developed by others. See "Business -- Patents and Trade Secrets."

HISTORY OF OPERATING LOSSES; NEED FOR ADDITIONAL FINANCING

  The Company has incurred losses in each year since its inception and has accumulated approximately $150.6 million in net losses through December 31, 1996, including a net loss of $17.2 million in the fiscal year ended December 31, 1996. There can be no assurance that revenues from product sales or other sources will be sufficient to fund operations or that the Company will achieve profitability or positive cash flow. Additional financing may be required to fund the Company's continuing operations and product and business development activities in the form of debt or equity securities or bank financing. There can be no assurance that such financing will be available on acceptable terms, if at all. The unavailability of such financing could delay or prevent the development, testing, regulatory approval, manufacturing or marketing of some or all of the Company's products and could have a material adverse effect on the Company's business, financial conditions or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL; MANAGEMENT TRANSITION

  The Company's success depends largely upon its ability to attract and retain qualified scientific, medical, engineering, manufacturing, sales and marketing and management personnel. The Company faces competition for such personnel from other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining such personnel. Three of the key executive officers of the Company have joined the management team in the past two years. The new management team will face significant challenges in transitioning the Company from research and development to manufacturing and marketing of the Company's products that have received regulatory approval. There can be no assurance that the management team can successfully manage the transition of the Company's business. See "Business --
 Employees" and "Management."

HAZARDOUS MATERIALS

  As with many biopharmaceutical companies, the Company's research and development involves the controlled use of hazardous materials and chemical compounds. There can be no assurance that the Company's safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state and local regulations or that it will not be subject to the risk of accidental contamination or injury from these materials. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

MARKET FOR PREFERRED STOCK AND DEBENTURES

  Prior to this offering there has been no public market for the Preferred Stock. Although the Preferred Stock is expected to be listed on the Nasdaq National Market, there can be no assurance that a liquid trading market in the Preferred Stock will develop. In addition, if the Preferred Stock is exchanged for Debentures, the Company is not obligated to list the Debentures, and there can be no assurances that a market in the Debentures will develop. See "Description of Preferred Stock" and "Description of Debentures."

UNCERTAINTY OF PAYMENT OF DIVIDENDS ON PREFERRED STOCK

  Under Delaware law, dividends or distributions to stockholders may be made only from the surplus of the Company, or, in certain situations, from the net profits for the current fiscal year or the fiscal year before which the dividend or distribution is declared. The Company's ability to pay dividends in the future will depend upon its financial results, liquidity and financial condition. The Company has no history of generating positive cash flow or profits to make periodic dividend payments, and there can be no assurances that the Company will have the surplus or profit necessary to pay any dividends. As a result, the Company may be unable to pay the quarterly installments of the cumulative annual dividend on the Preferred Stock. See "Description of Preferred Stock."

VOLATILITY OF STOCK PRICE

  The market price of the Company's securities, like the stock prices of many publicly traded biopharmaceutical companies, has been and may continue to be highly volatile. A variety of events, both concerning and unrelated to the Company and the biopharmaceutical industry, such as the level of sales of the Company's products, problems with clinical development of the Company's potential products, announcements of technological innovations, regulatory developments or new commercial products by the Company or its competitors, government regulation, delays or other developments relating to regulatory approvals, developments or disputes relating to patent or proprietary rights, comments and reports by securities analysts, product liability claims, as well as period-to-period fluctuations in the Company's financial results, may have a significant negative impact on the market price of the Common Stock, the Preferred Stock and the Debentures (if issued). Any large sale of securities of the Company could have a significant adverse effect on the market price of the Common Stock, the Preferred Stock and the Debentures (if issued). See "Price Range of Common Stock."

TAX CONSEQUENCES OF EXCHANGE FOR DEBENTURES

  An exchange of Preferred Stock for Debentures will be a taxable event for federal income tax purposes which may result in tax liability to the holder without any corresponding receipt of cash by the holder. See "Certain Federal Income Tax Considerations -- Exchange for Debentures."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,000,000 shares of Preferred Stock offered by the Company are estimated to be $ 47,875,000 ($55,113,000 if the Underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and expenses of the offering payable by the Company.

  The Company intends to use the proceeds of this offering for (i) activities relating to the clinical trials of DOXIL and AMPHOTEC for additional indications and the clinical trial program for SPI-077; (ii) increased manufacturing capacity and additional production facilities; (iii) research and development related to new product opportunities; and (iv) other general corporate purposes, including working capital and capital expenditures. The Company may also use a portion of its available cash to acquire technologies or products complementary to its business. Although the Company does consider such acquisitions from time to time, as part of normal business operations and planning, it has no present commitments or agreements with respect to any such acquisitions.

  The precise allocation of the proceeds and the timing of expenditures will vary depending on numerous factors, including the progress of the Company's research and development efforts, the results of clinical trials, the timing of regulatory approvals and strategic partnering activities. Such expenditures are likely to be substantial and may exceed the proceeds of this offering. The Company believes that its existing cash balances, interest income, revenues from operations and the net proceeds of this offering will be adequate to fund its planned activities at least through 1998. However, the Company may seek additional financing sooner. Pending their application, the net proceeds will be invested in investment-grade, short-term, interest-bearing investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has not paid any dividends on its Common Stock since its inception and does not anticipate paying any dividends on the Common Stock in the foreseeable future. For a discussion of dividends payable on the Preferred Stock, see "Description of Preferred Stock -- Dividends."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SEQU." The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Company's Common Stock on the Nasdaq National Market. These prices do not include retail markups, markdowns, or commissions.

                                                            HIGH         LOW
                                                         ----------- -----------
      1995
       First Quarter.................................... $ 9 /1///2/ $ 5 /1///2/
       Second Quarter...................................  12 /1///8/   5 /3///4/
       Third Quarter....................................  15 /1///8/  10 /1///4/
       Fourth Quarter...................................  14 /1///4/   9 /3///4/
      1996
       First Quarter....................................  19 /1///2/  12 /3///8/
       Second Quarter...................................  22 /1///2/  13 /3///4/
       Third Quarter....................................  20 /1///8/  11 /1///2/
       Fourth Quarter...................................  17          12 /1///4/
      1997
       First Quarter (through February 5, 1997).........  16 /5///8/  12 /1///4/

  As of December 31, 1996 there were approximately 454 holders of record of the Common Stock. On February 5, 1997, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $12.50 per share.

                                CAPITALIZATION

  The following table sets forth (i) the Company's actual capitalization at December 31, 1996, and (ii) as adjusted capitalization to reflect the sale by the Company of 1,000,000 shares of Preferred Stock in the offering, less estimated underwriting discounts and commissions and expenses of the offering payable by the Company.

                                                           DECEMBER 31, 1996
                                                          --------------------
                                                                        AS
                                                           ACTUAL    ADJUSTED
                                                          ---------  ---------
                                                            (in thousands,
                                                             except share
                                                          and per share data)
Stockholders' equity:
  Preferred Stock, par value $0.01; 4,000,000 shares
   authorized, issuable in series; no shares issued and
   outstanding, actual (1,000,000 shares issued and
   outstanding, as adjusted)............................. $      --  $      10
  Common Stock, par value $0.0001; 45,000,000 shares
   authorized; 29,660,319 shares issued and outstanding,
   actual and as adjusted(1).............................         3          3
  Additional paid-in capital.............................   194,948    242,813
  Accumulated deficit....................................  (150,624)  (150,624)
                                                          ---------  ---------
    Total stockholders' equity...........................    44,327     92,202
                                                          ---------  ---------
      Total capitalization............................... $  44,327  $  92,202
                                                          =========  =========

--------
(1) Excludes 4,086,188 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $9.67 per share and 1,972,023 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.58 per
    share. The Company will reserve        shares of Common Stock for issuance
    upon conversion of the Preferred Stock or Debentures.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 are derived from the Company's financial statements which have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere herein. The selected financial data set forth below as of December 31, 1992, 1993 and 1994 and for each of the two years in the period ended December 31, 1993 are derived from audited financial statements not included or incorporated by reference herein. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus and the financial statements and related notes included in this Prospectus.

                                        YEAR ENDED DECEMBER 31,
                             --------------------------------------------------
                               1992      1993      1994      1995       1996
                             --------  --------  --------  ---------  ---------
                                 (in thousands, except per share data)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
  Product sales............  $    293  $  1,299  $  3,664  $   1,907  $  25,462
  Royalties and fees (1)...       425     5,458        91        109      7,461
                             --------  --------  --------  ---------  ---------
Total revenues.............       718     6,757     3,755      2,016     32,923
Operating expenses:
  Cost of goods sold.......        13       232       916        511      3,990
  Research and development.    15,769    21,128    25,378     22,651     27,652
  Selling, general and
   administrative..........     2,723     6,653     7,622     13,856     20,302
                             --------  --------  --------  ---------  ---------
Total operating expenses...    18,505    28,013    33,916     37,018     51,944
                             --------  --------  --------  ---------  ---------
Loss from operations.......   (17,787)  (21,256)  (30,161)   (35,002)   (19,021)
Interest income............     2,394     1,602       976      1,406      1,844
                             --------  --------  --------  ---------  ---------
Net loss...................  $(15,393) $(19,654) $(29,185) $ (33,596) $ (17,177)
                             ========  ========  ========  =========  =========
Net loss per share.........  $  (0.84) $  (1.05) $  (1.54) $   (1.54) $   (0.59)
                             ========  ========  ========  =========  =========
Weighted average shares
 outstanding...............    18,270    18,789    18,978     21,831     28,937
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends (2).............        --        --        --         --         --
                                              DECEMBER 31,
                             --------------------------------------------------
                               1992      1993      1994      1995       1996
                             --------  --------  --------  ---------  ---------
                                             (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents
 and short-term marketable
 investments...............  $ 41,325  $ 34,658  $ 11,757  $  50,276  $  32,946
Long-term marketable
 investments...............    12,782     2,520       500         --         --
Total assets...............    60,523    45,179    18,198     57,808     54,968
Long-term debt and lease
 obligations...............        --        --        --         --         --
Accumulated deficit........   (51,014)  (70,668)  (99,865)  (133,427)  (150,624)
Total stockholders' equity.    58,577    39,318    10,938     49,599     44,327

--------
(1) Includes a signing fee and regulatory milestone fee totaling $5.3 million from Zeneca Limited in 1993 and a distribution rights fee of $5.3 million from Schering-Plough in 1996.
(2) For the years ended December 31, 1992, 1993, 1994, 1995 and 1996, earnings were insufficient to cover fixed charges by $15,267,000, $19,496,000, $29,002,000, $33,421,000 and $16,966,000, respectively. There were no preferred stock dividends declared or paid by the Company during any of the year in the five year period ended December 31, 1996. For these reasons, no ratios are provided.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The statements in Management's Discussion and Analysis of Financial Condition and Results of Operations that relate to future plans, events or performance are forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company is a leader in developing and commercializing lipid-based biopharmaceutical products primarily to treat cancer and infectious diseases. The Company formulates its proprietary STEALTH liposomes with existing drugs, or with therapeutics under development, to develop new products with improved safety and efficacy profiles. The Company has developed and is marketing DOXIL, an anticancer drug, and AMPHOTEC, an antifungal drug, in the United States through its direct sales organization and internationally through its marketing partners. The Company is currently conducting additional clinical trials for the use of DOXIL in the treatment of certain solid tumors, including a Phase III clinical trial in refractory ovarian cancer and a number of breast cancer trials. In addition, SEQUUS is currently conducting a Phase I trial of its STEALTH cisplatin formulation for the treatment of cancer.

  SEQUUS developed DOXIL, a proprietary STEALTH liposome formulation encapsulating a leading anticancer drug, doxorubicin. In November 1995, SEQUUS received marketing clearance from the FDA for DOXIL for the treatment of KS in people with AIDS whose KS has progressed on prior chemotherapy or in patients who are intolerant to such therapy. In December 1995, the Company launched DOXIL in the United States, using its own marketing and sales team, and achieved domestic product sales of approximately $20.9 million in 1996. In June 1996, the Company was granted marketing authorization for DOXIL under the tradename CAELYX in the 15 member states of the EU for the treatment of first-line and refractory KS in patients with low CD4 counts and extensive mucocutaneous or visceral disease. The drug may be used as first-line systemic chemotherapy, or as second-line chemotherapy, in KS patients with disease that has progressed with, or in patients who are intolerant to, prior combination chemotherapy comprising at least two of the following agents: a Vinca alkaloid, bleomycin, and doxorubicin (or other anthracycline).

  The Company has entered into a distribution agreement with Schering-Plough under which Schering-Plough has rights to market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. Schering-Plough will conduct pricing discussions with the appropriate agencies in those European countries where pricing approval is required. In addition, the Company and Schering-Plough are jointly planning the clinical development of DOXIL for the treatment of solid tumors in the United States and certain international markets. Schering-Plough will be responsible for conducting certain of these clinical trials. In 1996, the Company received fees of $7.3 million from Schering-Plough.

  The Company used another lipid-based delivery technology to develop
AMPHOTEC, a proprietary formulation of a leading antifungal drug, amphotericin
B. In November 1996, SEQUUS received marketing clearance from the FDA for AMPHOTEC for the treatment of invasive aspergillosis, a life-threatening fungal infection, in patients where renal impairment or unacceptable toxicity precludes the use of conventional amphotericin B therapy in effective doses and in patients where prior amphotericin B therapy has failed. In December 1996, the Company launched AMPHOTEC in the United States, using its own marketing and sales organization. AMPHOTEC has also received marketing clearance in a number of other countries for the treatment of systemic fungal infections in patients for whom conventional amphotericin B is contraindicated due to toxicity or renal failure or for whom previous antifungal therapy was unsuccessful. The Company's strategy is to commercialize AMPHOTEC in international markets, under the tradename AMPHOCIL, through distribution partners and has entered into a number of distribution agreements, including agreements with Zeneca Limited ("Zeneca") and Bayer, Inc. ("Bayer") in selected countries. A liposome-based amphotericin B product which targets indications similar to those targeted by AMPHOCIL has been first to market and captured a significant portion of market share in many foreign markets. Another competitor introduced its lipid-based amphotericin B product as the third entrant in the U.K. market at a price substantially below the price of the other lipid-based antifungals and launched the product as the first lipid-based antifungal agent in the United States. Competition from these two competitors could have an adverse effect on the market penetration and pricing of AMPHOTEC in both Europe and in the United States.

  In August 1993, the Company signed a distribution agreement with Zeneca under which Zeneca was to market and sell AMPHOCIL in most European countries. In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover additional markets. In July 1996, SEQUUS announced that it had reacquired from Zeneca all international marketing and distribution rights for AMPHOCIL except for nine European countries to which Zeneca had retained such rights (Denmark, Finland, Iceland, Ireland, Italy, the Netherlands, Portugal, Sweden and the U.K.). In exchange for the return to SEQUUS of marketing and distribution rights throughout the rest of the world, SEQUUS agreed to restructure certain future milestone payments specified in the original agreement, adjust the pricing terms for AMPHOCIL to provide greater competitive pricing flexibility, and exchange certain inventory held by Zeneca.

  The Company recognizes product sales upon shipment of product to its marketing partners internationally and to its customers in the United States. Historically, sales revenue recorded under the Zeneca agreement has fluctuated quarter to quarter depending on the number of shipments in each quarter. For example, there have been quarters where there were no shipments. The Company expects this type of quarter to quarter fluctuation to continue.

  The Company has incurred losses in each year since its inception and has accumulated approximately $150.6 million in net losses through December 31, 1996, including a net loss of approximately $17.2 million in the fiscal year ended December 31, 1996. Although the Company and its marketing partners have commenced marketing DOXIL in the United States and certain international markets and AMPHOTEC in the United States and 18 other countries, there can be no assurance that revenues from product sales or other sources will be sufficient to fund operations or that the Company will achieve profitability or positive cash flow.

  The Company expects its research and development expenses to increase as a result of expanded clinical trials of DOXIL in a variety of solid tumors and clinical trials of SPI-077. The Company expects its marketing and sales expenses to increase as it proceeds with the commercialization of DOXIL and AMPHOTEC through its United States direct sales and marketing organization. As of December 31, 1996, SEQUUS had a United States sales team of 42 individuals experienced in the sale of pharmaceutical and biopharmaceutical products, with particular emphasis on oncology and infectious disease.

  The Company's business is subject to significant risks, including, but not limited to, the risks inherent in seeking market acceptance of current and future products; managing a marketing and sales organization; depending on third-party distributors, manufacturers and sole-source suppliers; obtaining and enforcing patents; uncertainties relating to product development, clinical trials and the regulatory approval process; uncertainties relating to the patent rights of others; and uncertainties relating to pharmaceutical pricing and reimbursement.

RESULTS OF OPERATIONS

Years Ended December 31, 1996 and 1995

  Revenues

  Total revenues were $32.9 million, of which $25.5 million were product sales, during the year ended December 31, 1996 compared with $2.0 million during the year ended December 31, 1995. DOXIL product sales represented 89% of total product sales in 1996 compared to 49% in 1995. For 1996, 3% of the Company's product sales represented sales of AMPHOTEC to Zeneca as compared to 41% in 1995. In 1996, the Company received approximately $7.5 million in upfront fees and payments, which included $7.3 million from Schering-Plough.

  Operating Expenses

  The Company's gross margin increased to 84% of product sales in 1996 from 73% of net sales in 1995. This increase in the gross margin is due to the increase in the percentage of direct product sales in 1996 versus 1995. The Company generally recognizes higher margins on direct product sales in the United States than it does on sales to the Company's international distribution partners and agents. Direct product sales were 89% of product sales in 1996 and were 32% of product sales in 1995. The Company anticipates that its gross margin will continue to fluctuate depending on the mix between direct product sales in the United States and sales to the Company's international distribution partners and agents.

  Generally, a majority of the Company's operating expenses are incurred for research and development ("R&D"), including preclinical testing and clinical trials required for new pharmaceutical products. The principal items of R&D expense are personnel costs, costs of clinical trials, clinical production and supplies. R&D expense increased to $27.7 million in 1996, from $22.7 million in 1995. This increase in expenses resulted from higher spending in 1996 associated with clinical trials for DOXIL, expenses associated with the regulatory approval of AMPHOTEC and an increase in spending on R&D projects. The Company anticipates that future clinical trial expenses will increase due to expanded clinical trials of DOXIL in a variety of solid tumors and on clinical trials of SPI-077.

  Selling, general and administrative expenses increased to $20.3 million in 1996 from $13.9 million in 1995. The increase in selling, general and administrative expenses was primarily due to the first full year of marketing DOXIL, and, to a lesser extent, preparation for the launch of AMPHOTEC in December 1996, which required the hiring of 17 additional sales personnel.

  Interest Income

  Interest income increased to $1.8 million in 1996 from $1.4 million in 1995, due to the increase in cash available for investment resulting primarily from the net proceeds of $45.6 million received by the Company from a public offering of Common Stock in the fourth quarter of 1995.

  Net Loss

  The Company's net loss decreased to $17.2 million in 1996 from $33.6 million in 1995. The net loss per share was $0.59 for 1996 compared to a net loss of $1.54 per share for 1995. The decrease in the loss was due primarily to an increase in product sales, partially offset by an increase in marketing and sales costs in anticipation of the AMPHOTEC December 1996 launch, a full year of marketing and sales expenses for DOXIL and an increase in clinical and preclinical costs for additional trials.

Years Ended December 31, 1995 and 1994

  Revenues

  Total revenues, of which the majority were product sales, were $2.0 million, during the year ended December 31, 1995 compared with $3.8 million recorded during the year ended December 31, 1994. DOXIL product sales represented 49% of total product sales in 1995 compared to 3% in 1994. For 1995, 41% of the Company's product sales represented sales of AMPHOCIL to Zeneca as compared to 91% for 1994. A significant portion of the 1994 and 1995 product sales reflect pipeline-filling (inventory) orders. Product sales declined during 1995 due primarily to the absence of AMPHOCIL shipments to Zeneca after the first quarter of 1995.

  Operating Expenses

  R&D expenses decreased to $22.7 million in 1995 from $25.4 million in 1994. This reduction resulted from higher spending in 1994 associated with clinical trials in preparation for the NDA filing for DOXIL in the treatment of KS.

  Selling, general and administrative expenses increased to $13.9 million in 1995 from $7.6 million in 1994, principally reflecting an increase in marketing and sale expenses in preparation of the December 1995 DOXIL launch. The Company hired 24 individuals and additional internal staff to support sales operations. In addition, the Company recorded expenses in fiscal 1995 in connection with the departure of certain officers.

  Interest Income

  Interest income increased to $1.4 million in 1995 from $1.0 million in 1994, due to the increase in cash available for investment resulting from approximately $70.9 million received by the Company through equity financings during 1995.

  Net Loss

  The Company's net loss increased to $33.6 million in 1995 from $29.2 million in 1994. The net loss per share was $1.54 for both 1995 and 1994. The increase in the loss was due primarily to an increase in marketing and sales costs in anticipation of the December 1995 DOXIL launch and a decline in AMPHOTEC sales to Zeneca.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash and cash equivalents and marketable investments at December 31, 1996 were $32.9 million, a decrease of $17.4 million from $50.3 million at December 31, 1995. This decrease represents net cash used by operating activities of $25.0 million, capital expenditures of $3.6 million offset by $11.3 million of cash provided by financing activities. During the fiscal year ended December 31, 1996, the Company received approximately $10.7 million from the exercise of warrants issued to investors in private placements and employee stock options. Of this, approximately $3.0 million was due to the exercise of warrants to purchase approximately 706,000 shares of Common Stock at $4.25 per share. Approximately $0.9 million was due to the exercise of warrants to purchase 120,682 shares of Common Stock at $7.43 per share. Approximately $2.6 million was due to the exercise of warrants to purchase 352,460 shares of Common Stock at $7.43 per share. At December 31, 1996, the following warrants for shares of the Company's Common Stock were outstanding: 525,000 shares at $4.25 per share, expiring March 1997; 687,638 shares at $7.43 per share, expiring April 1998; and 759,385 shares at $7.43, expiring May 1999. In April 1996 the Company completed the conversion of each of the 480,000 shares of Series A Convertible Reset Preferred Stock into 3.367 shares of Common Stock.

  The Company's strategy is to fund from its own cash resources and the proceeds from this offering, the preclinical development of its proprietary products, DOXIL, AMPHOTEC and SPI-077, and the continued research and development of additional STEALTH liposome products. This strategy will require significant operating and capital expenditures including the construction of a pilot production facility which is currently in the planning phase.

  The Company believes that its existing cash balances, interest income, revenues from operations and the net proceeds of this offering will be adequate to fund its planned activities at least through 1998. However, the Company may seek additional financing sooner. There can be no assurance that adequate financing will be available on satisfactory terms, if at all.

  As of December 31, 1996, the Company had Federal and California net operating loss carryforwards of approximately $99.0 million and $10.0 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $4.9 million and $3.4 million, respectively. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar California provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                                   BUSINESS

  The statements in this Prospectus that relate to future plans, events or performance are forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

OVERVIEW

  SEQUUS Pharmaceuticals, Inc. is a leader in developing and commercializing lipid-based biopharmaceutical products primarily to treat cancer and infectious diseases. The Company formulates its proprietary STEALTH liposomes with existing drugs, or with therapeutics under development, to develop new products with improved safety and efficacy profiles. The Company has developed and is marketing DOXIL, an anticancer drug, and AMPHOTEC, an antifungal drug, in the United States through its direct sales organization and internationally through its marketing partners. The Company is currently conducting additional clinical trials for the use of DOXIL in the treatment of certain solid tumors, including a Phase III clinical trial in refractory ovarian cancer and a number of breast cancer trials. In addition, SEQUUS is currently conducting a Phase I trial of its STEALTH cisplatin formulation for the treatment of cancer.

  Liposomes are microscopic lipid spheres used to encapsulate drugs for delivery to targeted areas of the body in order to increase efficacy and reduce toxicity. SEQUUS has created and patented STEALTH liposomes that avoid the body's natural defense mechanisms and degrade more slowly than conventional liposomes, thereby significantly increasing circulation time of encapsulated therapeutic agents in the body. For example, clinical data demonstrate that an anthracycline encapsulated in STEALTH liposomes (DOXIL) has a circulating half-life of approximately 55 hours compared to a half-life of approximately five hours for the other commercially available liposomal anthracycline product. This long circulation time allows STEALTH liposomes to accumulate in tissues where new blood vessels are forming, such as tumors and sites of inflammation or injury, delivering sustained and increased drug concentration to these target tissues.

  SEQUUS developed DOXIL, a proprietary STEALTH liposome formulation encapsulating a leading anticancer drug, doxorubicin. In November 1995, SEQUUS received marketing clearance from the FDA for DOXIL for the treatment of KS in people with AIDS whose KS has progressed on prior chemotherapy or in patients who are intolerant to such therapy ("refractory KS"). In December 1995, the Company launched DOXIL in the United States, using its own marketing and sales team, and achieved domestic product sales of approximately $20.9 million in 1996. In June 1996, the Company was granted marketing authorization for DOXIL under the tradename CAELYX in the 15 member states of the EU for the treatment of first-line and refractory KS in patients with low CD4 counts and extensive mucocutaneous or visceral disease. The drug may be used as first-line systemic chemotherapy, or as second-line chemotherapy, in KS patients with disease that has progressed with, or in patients who are intolerant to, prior combination chemotherapy comprising at least two of the following agents: a Vinca alkaloid, bleomycin, and doxorubicin (or other anthracycline). The Company has entered into a distribution agreement with Schering-Plough under which Schering-Plough has rights to market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. In addition, the Company and Schering-Plough are jointly planning the clinical development of DOXIL for the treatment of solid tumors in the United States and certain international markets. Schering-Plough will be responsible for conducting certain of these clinical trials.

  The Company used another lipid-based delivery technology to develop
AMPHOTEC, a proprietary formulation of a leading antifungal drug, amphotericin
B. In November 1996, SEQUUS received marketing clearance from the FDA for AMPHOTEC for the treatment of invasive aspergillosis, a life-threatening fungal infection, in patients where renal impairment or unacceptable toxicity precludes the use of conventional amphotericin B therapy in effective doses and in patients where prior amphotericin B therapy has failed. In December 1996, the Company launched AMPHOTEC in the United States, using its own marketing and sales organization. AMPHOTEC has also received marketing clearance in a number of other countries for the treatment of systemic fungal infections in patients for whom conventional amphotericin B is contraindicated due to toxicity or renal failure or for whom previous antifungal therapy was unsuccessful. The Company's strategy is to commercialize AMPHOTEC in international markets, under the tradename AMPHOCIL, through distribution partners. The Company has entered into a number of distribution agreements, including agreements with Zeneca and Bayer in selected countries.

  The Company is developing SPI-077, a proprietary STEALTH liposome formulation of encapsulated cisplatin, a widely used anticancer drug. The utility of unencapsulated cisplatin is limited by a range of potentially serious and irreversible toxicities. Based upon results from preclinical studies, the Company believes that SPI-077 may have safety and efficacy advantages over unencapsulated cisplatin. In December 1996, the Company began a Phase I clinical trial of SPI-077 in the treatment of solid tumors. The Phase I trial is focused on determining the maximum tolerated dose of SPI-077 and establishing the toxicity profile of SPI-077 in patients with advanced malignancies not amenable to other cancer treatment.

  The Company's research and development efforts focus on developing new products by encapsulating other drugs, or attaching other drugs to, STEALTH liposomes and expanding the STEALTH platform to create additional methods of drug delivery. Products in the early development stage include STEALTH liposome formulations of CD4 for treating people with HIV, a quinolone antibiotic for treating life-threatening respiratory tract infections or other severe systemic bacterial infections, and a radiosensitizing agent for treating cancer. The Company is also conducting research in the field of small molecule, peptide and gene delivery using STEALTH liposomes.

TECHNOLOGY

  Liposomes are microscopic spheres composed of lipid membranes surrounding internal aqueous compartments. When liposomes were first characterized as potential drug carriers in the mid-1960s, scientists believed that these lipid vesicles showed promise for improving intravenous drug delivery, theorizing that liposomes would reduce drug toxicity by delivering entrapped drug to diseased sites in the body and avoiding healthy tissue. As development of liposome products progressed, two serious limitations emerged. First, conventional liposomes were attacked by proteins in the blood, causing rupture and premature release of entrapped drug into the bloodstream. Second, liposomes that survived rupture were quickly removed from circulation, primarily by immune cells that line the ducts of the liver.

  To address these limitations, SEQUUS developed patented liposomes that are stable in plasma and avoid rapid removal from the bloodstream. This was achieved by attaching polyethyleneglycol ("PEG") to the surface of the liposomes to form the Company's proprietary long-circulating STEALTH liposomes. For example, clinical data demonstrate that an anthracycline encapsulated in STEALTH liposomes (DOXIL) has a circulating half-life of approximately 55 hours compared to a half-life of approximately five hours for the other commercially available liposomal anthracycline product. In addition, the STEALTH liposomes are large enough that they typically do not escape out of the blood stream and into tissues through normal, healthy blood vessels. As a consequence, STEALTH liposomes continue to circulate intact until they reach tissues where new blood vessels are forming, such as tumors, sites of inflammation, and sites of injury. The Company's clinical data have demonstrated that the STEALTH liposomes leave the blood vessels in these locations, accumulate in high amounts, and then slowly release the encapsulated drug. As a result, the Company believes that STEALTH liposomes target diseased tissue, where the drugs can have a benefit, and avoid healthy tissues where the drugs will cause damage. For example, the Company has shown an up to 53-fold increase of DOXIL-delivered doxorubicin in certain tumors as compared to unencapsulated doxorubicin. An additional significant benefit of STEALTH technology is that certain molecules which cannot be encapsulated inside a liposome can be attached to the PEG on the surface of the liposomes. The Company believes that this may enable it to develop additional drug delivery products using its STEALTH technology.

  The Company uses additional lipid-based technology in the development of its proprietary products. For example, AMPHOTEC is a novel lipid-based colloidal dispersion which forms a stable suspension of the active drug, amphotericin B. The Company believes the stability of the formulation enables it to reduce manufacturing costs, lengthen shelf-life and ease preparation of the product prior to administration relative to other lipid-based products.

BUSINESS STRATEGY

  The Company's strategy is to build an integrated biopharmaceutical company that develops, manufactures, markets and sells innovative drug formulations of proven drugs and new therapeutics in development with enhanced safety or efficacy profiles based primarily on its proprietary STEALTH liposome technology. The Company intends to focus its near-term efforts on: (i) the commercialization of DOXIL and AMPHOTEC in the United States through its own sales team and in selected international markets through marketing partners;
(ii) the development of additional uses for DOXIL and AMPHOTEC by establishing clinical efficacy in a range of additional indications; (iii) the expansion of the clinical development program for SPI-077; (iv) the development of new products in the SEQUUS pipeline that utilize STEALTH liposomes; (v) the increase of its manufacturing capacity and expansion into additional production facilities; and (vi) the expansion of the STEALTH platform, either alone or through strategic alliances, to create additional proprietary products and drug delivery technologies.

PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

  The table below lists the primary therapeutic indications for and current status of the Company's principal products, potential products under development and research projects. The table is qualified in its entirety by reference to the more detailed descriptions elsewhere in this Prospectus.


                                                                               MARKETING/
       PRODUCT/DEVELOPMENT       PRIMARY INDICATION(S)      STATUS(1)     DISTRIBUTION RIGHTS
       -------------------       ---------------------      ---------     -------------------
  DOXIL                           KS (refractory)       Marketed in U.S.  SEQUUS
   (STEALTH doxorubicin)
                                  KS (first-line                          SEQUUS/Schering-
                                  therapy and re-       Approved in 15    Plough(2)
                                  fractory)             EU countries
                                  Ovarian cancer        Phase II and      SEQUUS/Schering-
                                  (refractory)          Phase III         Plough(2)
                                                                          SEQUUS/Schering-
                                  Breast cancer         Phase II          Plough(2)
                                  Combination           Phase I/II
                                  chemotherapy                            SEQUUS/Schering-
                                  (e.g.                                    Plough(2) (DOXIL
                                  DOXIL/paclitaxel)                        only)
                                  Other solid tu-                         SEQUUS/Schering-
                                  mors                  Phase I/II        Plough(2)
                                  Aspergillosis         Marketed in U.S.  SEQUUS
  AMPHOTEC                        (second-line
   (Lipid-based amphotericin B)   therapy)
                                  Systemic fungal                         SEQUUS/Partners(3)
                                  infections where      Approved in 8 EU
                                  amphotericin B        and 10 other
                                  therapy has           countries; MAAs
                                  failed or is con-     pending in 7
                                  traindicated          other countries
                                  Aspergillosis
                                  (first-line ther-
                                  apy)                  Phase III         SEQUUS/Partners(3)
                                  Fever of unknown      Phase III         SEQUUS/Partners(3)
                                  origin (febrile
                                  neutropenia)
  SPI-077                         Solid tumors          Phase I           SEQUUS
   (STEALTH cisplatin)
  SPI-119                         HIV/AIDS              Preclinical       SEQUUS
   (Liposome-CD4)
  SPI-850                         Bacterial infec-      Preclinical       SEQUUS
   (STEALTH quinolones)           tions
  SPI-40                          Solid tumors          Preclinical       SEQUUS
   (Radiosensitizers)
  SPI-01                          Genetic diseases,     Research          SEQUUS
   (Gene delivery)                cancer

 --------
 (1) The meaning of terms used to describe the status of the Company's product development activities are as set forth below. See "-- Government Regulation" for a more complete description. "NDA": "New Drug Application" filed with FDA for approval to market product for certain treatment indications. "MAA": "Marketing Authorization Application" (the European equivalent of a NDA). "Research": Early stage work to develop formulation or explore feasibility. "Preclinical": Laboratory pharmacology and/or toxicology testing. "Phase I" clinical trials: Testing of compounds in humans for safety and pharmacologic profile in a limited patient population. "Phase I/II" clinical trials: Testing of compounds in patients for safety and preliminary efficacy in a relatively limited patient population. "Phase II" clinical trials: Testing of compounds in patients for safety and efficacy in a relatively limited patient population. "Phase III" clinical trials: Expanded controlled and uncontrolled trials of compounds in patients to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling (required to file a NDA or a MAA).
 (2) Schering-Plough has worldwide distribution rights, except the United States, Japan and certain other countries. See "-- Strategic Alliances."
 (3) Zeneca has marketing and distribution rights in Denmark, Finland, Iceland, Ireland, Italy, the Netherlands, Portugal, Sweden and the United Kingdom. Prodesfarma, S.A. has marketing and distribution rights in Spain, Belgium and Luxembourg. TORREX Pharma G.m.b.H. has marketing and distribution rights in Austria, the Czech Republic, Hungary, Poland and Slovenia. Gamida-MedEquip Limited has marketing and distribution rights in Israel. Bayer has marketing and distribution rights in Canada. See "-- Strategic Alliances."

 DOXIL

  Doxorubicin is a widely prescribed anthracycline antibiotic used for the treatment of many different forms of cancer, including breast and ovarian cancer, leukemias, sarcomas and Hodgkin's disease. Though effective in treating these and other cancers, doxorubicin may produce irreversible myocardial toxicity, manifested in its most severe form by life-threatening congestive heart failure. The risk of developing congestive heart failure increases with increasing total cumulative doses of doxorubicin in excess of 450 mg/m/2/. Doxorubicin also causes suppression of white blood cell production, which may be dose limiting, as well as toxicities such as nausea and vomiting and hair loss. It is believed that the initial rapid uptake by the tissues (both diseased and healthy) of doxorubicin is a major contributing factor to its toxicities, in particular cardiotoxicity. DOXIL, a long-circulating STEALTH liposome formulation of doxorubicin, is designed to reduce the toxicities of doxorubicin by sequestering the drug in the liposomes until it reaches the tumor site (see "-- Technology"), thereby significantly reducing rapid drug uptake by and concentration in healthy tissues. The Company conducted a study comparing the cardiotoxicity of DOXIL in 10 KS patients receiving cumulative doses of doxorubicin encapsulated in STEALTH liposomes (DOXIL) ranging from 400 mg/m/2/ to greater than 800 mg/m/2/ to a matched control group of cancer patients treated with the same cumulative amount of unencapsulated doxorubicin. Data from this preliminary study suggest that DOXIL may cause significantly less cardiotoxicity than unencapsulated doxorubicin.

  DOXIL for Treating KS

  People with AIDS have an increased incidence of developing certain cancers. The most common cancer in this group is KS, a tumor that occurs only rarely in the general population. The most characteristic features of KS are disfiguring soft nodules or tumors (usually reddish purple or brown). Such tumors frequently occur on the surface of the skin, including the face, feet or legs, and can cause painful swelling or limit mobility. Less frequently, KS involves vital organs such as the lung where it may cause shortness of breath, and the gastrointestinal tract where it may cause internal bleeding.

  Prior to approval of DOXIL, the most common alternatives for KS treatment were interferon and two or three drug combinations. Interferon is effective only for people who have less advanced forms of AIDS. Interferon is associated with side effects such as fever and flu-like symptoms. If KS patients were no longer responsive to interferon, they were commonly treated with the same chemotherapy agents that are used for other types of cancers. The drugs used most commonly for KS include generic doxorubicin, bleomycin, and vincristine in combination ("ABV") or bleomycin and vincristine in combination ("BV"). Combination chemotherapy can result in side effects such as neutropenia (decrease in white blood cells), nausea, vomiting, hair loss, rash, numbness and tingling of the hands and feet and increased susceptibility to bleeding because of a reduction in platelets. People with AIDS are often more sensitive to the side effects of chemotherapy than non-HIV patients, and this is often manifested as an increased incidence of infection or bleeding when chemotherapy is given. For this reason, the doses of these drugs must frequently be reduced in order to limit side effects.

  In November 1995, SEQUUS received marketing clearance from the FDA for the use of DOXIL in treating KS patients whose KS has progressed on prior chemotherapy or in patients who are intolerant to such therapy. In December 1995, the Company launched DOXIL in the United States, using its own marketing and sales force, and achieved domestic sales of approximately $20.9 million in 1996. The marketing clearance for DOXIL was provided in accordance with the FDA's procedures for Accelerated Approval of New Drugs for Serious or Life Threatening Illnesses. Accelerated approval regulations require that an applicant study an investigational drug following product launch to verify and describe the drug's clinical benefit. The FDA has acknowledged the Company's commitment to a post-marketing clinical trial designed to meet accelerated approval requirements and the Company has initiated this trial. Under FDA accelerated approval regulations, the FDA may withdraw approval following product launch if the Company fails to show due diligence in conducting post-marketing studies or if these studies fail to demonstrate clinical benefit to the FDA's satisfaction.

  The pivotal trial used by SEQUUS to support the New Drug Application ("NDA") for refractory KS included 383 patients treated with DOXIL as single-agent therapy at a dose of 20 mg/m2 every three weeks. A subset of 77 patients with advanced KS, 49 of whom had received prior doxorubicin therapy, were identified as refractory. The tumor responses in this group of refractory patients were 27% or 48%, depending on the method of assessment used. Based on the FDA's review and assessment of 42 of the 77 refractory patients, 48% achieved a response (primarily based on flattening of at least 50% of the previously raised lesions), 26% had stable disease, and 26% had disease progression. The Company also included in the NDA safety data on 705 patients, which showed that DOXIL was generally well tolerated with manageable side effects.

  In June 1996, the Company received marketing authorization for DOXIL under the tradename CAELYX in the 15 member states of the EU for both first-line and second-line treatment of KS in patients with low CD4 counts and extensive mucocutaneous (skin and mucous membrane) or visceral disease. The drug may be used as first-line systemic chemotherapy, or as second-line chemotherapy, in KS patients with disease that has progressed with, or in patients who are intolerant to, prior combination chemotherapy comprising at least two of the following agents: a Vinca alkaloid, bleomycin, and doxorubicin (or other anthracycline). In September 1996, the Company announced that it had entered into a distribution agreement with Schering-Plough under which Schering-Plough is marketing and selling CAELYX worldwide, except for the United States, Japan and certain other countries. Schering-Plough is conducting pricing discussions with the appropriate agencies in those European countries where pricing approval is required. The EU countries covered by the marketing authorization are Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, and the United Kingdom. See "-- DOXIL for Treating Solid Tumors."

  In support of the European marketing authorization, SEQUUS completed two trials of DOXIL as first line therapy in KS patients. A total of 258 patients were enrolled in one trial comparing DOXIL against ABV. Of the 239 evaluable patients, 46.2% of DOXIL patients responded to therapy as compared with 25.6% of ABV patients. A total of 241 patients were enrolled in the second trial comparing DOXIL against BV. Of the 218 evaluable patients, 58.7% of DOXIL patients responded to therapy as compared with 23.3% of BV patients.

  The Company's regulatory clearances to market DOXIL in the United States for refractory KS and in certain European countries for first-line and refractory KS were based on extensive clinical data. In 1996, the Company submitted data from its two randomized clinical trials to the FDA to obtain clearance to market DOXIL as a first-line therapy. The FDA has informed the Company that it would require additional information that addresses the methodology of assessing the response rates seen in the trials in order to approve DOXIL for a first-line indication. The Company is currently re-analyzing its existing clinical data, analyzing data not previously submitted, and considering expanding ongoing trials, if necessary, to support a first-line indication. There can be no assurance that the Company will provide such data to the FDA or that any such submission would result in clearance for a KS first-line indication.

  DOXIL for Treating Solid Tumors

  Many solid tumors are treated by surgery, radiation, chemotherapy or a combination of these therapies. When used appropriately, chemotherapy can relieve suffering and sometimes prolong life. However, only a very small percentage of patients with cancer are cured by the use of chemotherapy alone, although their lives may be extended or the quality of life improved. This is especially true for common solid tumors such as cancer of the lung, breast, ovary and colon. However, these patient benefits are often offset by the considerable toxicity associated with chemotherapy drugs. The side effects include increased susceptibility to infection due to decreased white blood cells, nausea, vomiting, hair loss, rash, numbness and tingling of the hands and feet and increased susceptibility to bleeding due to reduction in platelets. In almost all cases in which chemotherapy is effective a combination of drugs is used. Generally drugs are used in combination that have been shown to be effective individually and have non-overlapping toxicities. Because of the limited benefits of chemotherapy and severe toxicities, market opportunities exist for drugs that are more effective, less toxic or both.

  Pursuant to the distribution agreement between the Company and Schering-Plough, the clinical development of DOXIL for the treatment of solid tumors is being planned by a joint development team of SEQUUS and Schering-Plough personnel. In addition, Schering-Plough will be responsible for conducting certain clinical trials in Europe and the United States.

  The Company is conducting a number of solid tumor trials. The clinical results reported are preliminary and may not be indicative of results that may be obtained in additional clinical trials. There can be no assurance that the Company will submit NDAs based on the following clinical data or future clinical data, or that, if submitted, any NDA will be approved. As used below, a "response" is a reduction in the size of a lesion or tumor by at least 50% and includes a "complete" response (no measurable tumor remaining).

  . Ovarian Cancer--Ovarian cancer is the fifth most common cancer in women in the United States according to the American Cancer Society, which estimated that the incidence in the United States was approximately 26,700 in 1996. Chemotherapy is used both in the post-surgical setting to prevent recurrence and to treat advanced disease. The Company has completed an open label, multi-centered Phase II study in patients with advanced ovarian cancer who had failed previous therapy with both platinum and paclitaxel. Of the 35 patients in the study, nine patients (26%) achieved a response. The median progression free interval was 5.7 months, and the median survival was 11 months (with a range of 1.5 to 24+ months). Thirteen patients experienced mucositis (mouth sores) and palmar-plantar erythema (reddening of the skin, occasional swelling and pain in the hands, feet and other pressure points, and, infrequently, loss of superficial skin). The Company is currently conducting confirmatory Phase II trials in the United States and Europe. The Company has initiated one of two planned multi-center, randomized Phase III trials in patients with ovarian cancer who have relapsed from prior therapy.

  . Breast Cancer--Breast cancer is the most common cancer in women in the United States according to the American Cancer Society, which estimated that the incidence in the United States was approximately 184,300 in 1996. Standard therapy may involve a mastectomy (removal of the mammary gland), a lumpectomy (removal of the tumor) and radiation therapy and chemotherapy, or some combination of these. Among solid tumors, breast cancer is generally considered one of the most responsive to chemotherapy. The Company has completed a Phase II multi-center trial in the U.K. in patients with metastatic breast cancer and a high tumor burden using doses of single-agent DOXIL ranging between 45-60 mg/m/2/ at intervals of three to four weeks. Most of these patients had not received prior therapy, but 28 had received adjuvant chemotherapy before entering the Company's trial for metastatic breast cancer. The response rate in 54 evaluable patients was 32%. This response rate is nearly identical to that obtained with single agent doxorubicin or epirubicin in a British randomized trial comparing doxorubicin, epirubicin and mitoxantrone in a similar patient population. Based on this data, the Company has decided to conduct additional clinical trials. The Company has completed another trial in patients with refractory breast cancer, including patients whose disease had progressed on mitoxantrone. Patients with tumors resistant to mitoxantrone are usually unresponsive to doxorubicin. In this trial, however, six of 16 patients (37.5%) had clinical benefit and objective evidence of tumor shrinkage, and two additional patients (12.5%) had a true partial response (reduction in the size of the tumor by at least 50%.) The toxicities were similar to those seen in the ovarian cancer trial. Palmar-plantar erythema was substantially reduced with longer intervals between treatments. The Company is conducting additional clinical trials in breast cancer patients.

  . Combination Chemotherapy--While most cancers are not cured with single agent therapy, durable clinical responses are often achieved with combination therapy. Drugs with different mechanisms of action and those which target different phases of the cell cycle are often combined in an attempt to achieve greater activity than that seen with either drug alone. Such drugs should have non-overlapping toxicities, so that a healthy organ system, with rapidly dividing cells (such as the bone marrow), is not exposed to multiple insults and subsequent toxicities. In addition, many cancer cells are drug resistant as a result of either de novo (intrinsic) or acquired multidrug resistance. In such cases, diminished intracellular drug accumulation is evident, and with the use of more than one drug in combination, a broader range of coverage of resistant cell lines is provided, and the development of new resistant cells lines may be slowed or prevented. A number of Phase I/II studies of DOXIL in combination with paclitaxel, docetaxel, vinorelbine, gemcitabine, cyclophosphamide, cisplatin, carboplatin, or topotecan are either underway or planned.

  DOXIL has been studied in several hundred patients with many types of solid tumors, including those listed above. The side effect from doxorubicin that limits the amount of drug that may be given, and thus limits the amount of drug that can reach the tumor, is suppression of the patient's white blood cell count. For this reason, it is standard medical practice to reduce the dose of doxorubicin whenever a patient demonstrates very low white blood cell counts during treatment. In addition, since most of the drugs used to treat cancer have a similar effect on the white blood cell count, the dose of each drug must be reduced when several drugs are used together. Based on preliminary clinical trial results, the Company believes that there is relatively less depression of the white blood cell counts from treatment with DOXIL compared to doxorubicin. Instead, the side effects that limit how much DOXIL can be given are mucositis and palmar-plantar erythema. The Company believes that this difference in the principal toxicity from using DOXIL compared to doxorubicin reflects the change in distribution of DOXIL with relatively less going to the bone marrow where white blood cells are made and more distributed to other areas of the body while concentrating on the tumor. Because of the long circulation time of DOXIL, the Company believes variations in palmar-plantar erythema seen in individual patients may be controlled by increasing the time period between doses rather than by reducing dose. The Company believes DOXIL is also associated with less hair loss, nausea and vomiting than might be expected with a conventional dose schedule of doxorubicin.

 AMPHOTEC

  Systemic fungal infections are serious illnesses with high mortality rates, which occur primarily in patients whose immune systems have been compromised. In addition to its prevalence in people with AIDS, the incidence of such infections is increasing with the more aggressive use of chemotherapeutics for cancer and immune-suppressive drugs for organ transplants. While over 80,000 species of fungi have been identified, relatively few are known to infect humans. However, invasive fungal infections in immunocompromised patients are life-threatening. Among the most common systemic fungal infections that may infect these patients include candidiasis, aspergillosis, histoplasmosis, and cryptococcal meningitis. Invasive aspergillosis is generally considered to be one of the most difficult fungal infections to treat.

  In practice, physicians often begin antifungal therapy when a patient has a fever that has failed to respond to antibiotics (a "fever of unknown origin" or "FUO") before a specific fungus can be identified. This is because fungi grow slowly in the laboratory. Knowledge about which specific fungus has been treated usually comes some time after treatment has begun, if at all, and this is true for most clinical trials of antifungal therapy as well.

  Currently, amphotericin B is the standard treatment for patients with severe fungal infections that do not respond to other drugs, and its use is widespread. Unlike newer compounds, such as Diflucan, which suppress growth of fungal infections, amphotericin B kills the fungus. Drugs that suppress growth of fungal infections depend on the body's immune system to kill the fungus. This may not be possible if the immune system has been suppressed by chemotherapy or the disease process. As a result, amphotericin B is considered to be the most powerful antifungal drug available and is used when other compounds fail. However, amphotericin B has a number of serious side effects, the most significant of which is renal toxicity. Patients with severe infections requiring extensive treatment are at particular risk of developing renal failure as a result of high cumulative doses of amphotericin B. In many cases, treatment with amphotericin B must be discontinued because of renal impairment, leaving the patient with the risk of further fungal infection.

  AMPHOTEC is a novel lipid-based formulation of generic amphotericin B which the FDA cleared for marketing in November 1996 for the treatment of invasive aspergillosis in patients where renal impairment or unacceptable toxicity precludes the use of conventional amphotericin B in effective doses and in patients where prior systemic antifungal therapy has failed. The Company believes that AMPHOTEC provides effective therapy while reducing the dose-limiting toxicities typically associated with conventional amphotericin B. SEQUUS is further developing AMPHOTEC to treat additional systemic fungal infections that often afflict immunocompromised patients, such as solid organ and bone marrow transplant patients receiving immunosuppressant therapy, people with AIDS, and cancer patients receiving chemotherapy or radiation treatment.

  AMPHOTEC, a one-for-one molecular complex of amphotericin B and cholesteryl sulfate, is designed to be quickly removed from the bloodstream by macrophage cells (part of the immune system) that line ducts in the liver, spleen and other organs. The Company believes that this rapid sequestration of AMPHOTEC in macrophage cells reduces the amount of drug that enters the kidneys in toxic levels thereby significantly reducing renal toxicity. Once in the liver cells, the amphotericin B-cholesteryl sulfate discs are broken apart by intracellular enzymes and "free" amphotericin B molecules are gradually re-released into the bloodstream.

  SEQUUS commenced marketing AMPHOTEC in the United States in December 1996 directly through its 42-person sales team. The product is supplied in 50 mg and 100 mg vials as a lyophilized powder, which is readily reconstituted with sterile water in a matter of seconds and is stable upon reconstitution. AMPHOTEC is stable at room temperature (59-86(degrees)F) for approximately two years. The Company believes that AMPHOTEC has significant competitive advantages in the United States market when compared to other lipid-based amphotericin B products. These advantages include AMPHOTEC's clinical profile; its lower approved dosage requirement, which results in a lower cost per patient day; the availability of two vial sizes, which reduces waste; the absence of the necessity for filtration or refrigeration; its pharmaceutically elegant formulation; and the lack of any negative interaction between AMPHOTEC and cyclosporine in transplant patients who must receive cyclosporine to keep the body from rejecting the transplanted organ.

  AMPHOTEC, known internationally as AMPHOCIL, is also available in 18 countries outside of the United States for the treatment of aspergillosis, candidiasis and other systemic fungal infections in patients who are refractory to or intolerant of amphotericin B. AMPHOCIL is available in Argentina, Austria, Brazil, the Czech Republic, Denmark, Finland, Iceland, Ireland, Israel, Italy, the Netherlands, Russia, Singapore, Slovakia, Slovenia, Sweden, Turkey and the United Kingdom. The Company has entered into distribution agreements covering a number of these countries and intends to pursue distribution arrangements with other strategic partners for other territories in which it has obtained or is currently pursuing marketing authorization. To date, the Company has only experienced limited sales of AMPHOCIL in Europe. MAAs for AMPHOCIL are under assessment in a number of countries, including other European countries, except in Norway and Germany, where the MAA has been withdrawn and in France, Spain, Greece and Luxembourg where the MAA, reviewed in September 1995, was not approved. The Company and its distribution partners will continue to work with certain of the non-approving countries to meet their requirements for approval, if possible. If approvals are received, SEQUUS and its distribution partners intend to negotiate pricing in each of these countries, which the Company believes will take up to six to 12 months following marketing approval. There can be no assurance that marketing approval will be received for AMPHOCIL in any of these countries. See "-- Strategic Alliances" and "-- Government Regulation."

  Results of AMPHOTEC Clinical Trials

  The Company is pursuing the further clinical development of AMPHOTEC for a variety of life-threatening fungal infections. The clinical results reported are preliminary and may not be indicative of results that may be obtained in additional clinical trials. There can be no assurance that the Company will submit NDAs based on the following clinical data or future clinical data, or that, if submitted, any NDA will be approved.

  Aspergillosis. In a retrospective, historical controlled study involving 343 patients with proven or probable invasive aspergillosis infections, 82 patients treated with AMPHOTEC were compared to a cohort of 261 patients at six cancer or transplant centers, who had been treated with amphotericin B. The majority of the patients in both groups had aspergillosis infections in the lung. The data indicated that in a study with an historical control AMPHOTEC has superior efficacy (49% vs. 23%) to amphotericin B in patients with proven or probable aspergillosis, and that the AMPHOTEC-treated group had a higher survival rate at 120 days (50% vs. 28%) than the control group receiving amphotericin B. Of the amphotericin B patients, 43% developed renal toxicity during therapy while in the AMPHOTEC treatment group, the renal toxicity rate was 8%. SEQUUS is conducting a Phase III double-blind, randomized study comparing AMPHOTEC with amphotericin B in treating patients with first-line aspergillosis infections.

  Bone Marrow Transplant Patients. Data from a Phase I dose-escalation clinical trial in 76 bone marrow transplant patients with invasive fungal infections indicate that AMPHOTEC is safe at doses up to 7.5 mg/kg per day with demonstrated antifungal activity, no appreciable renal toxicity and manageable infusion-related side effects. In this study, the investigator reported a response rate of 55% across all dose levels and infections.

  Fever of Unknown Origin (Febrile Neutropenia). Data from a double-blind, randomized multi-center clinical trial comparing AMPHOTEC with conventional amphotericin B in the empiric treatment of febrile neutropenic patients indicate that AMPHOTEC was equally effective and substantially less toxic to the kidney, as compared to conventional amphotericin B, the standard therapy, in treating this patient population. The data also showed that AMPHOTEC had a renal safety advantage over amphotericin B when used in conjunction with common anti-rejection therapy (cyclosporine or tacrolimus) in both adults and children. This is clinically important because cyclosporine and tacrolimus are known to have renal toxicity and are widely used in transplant patients, a group which is at substantial risk of developing life threatening fungal infections. The Company is currently conducting a Phase III clinical trial in patients with febrile neutropenia, comparing AMPHOTEC with amphotericin B.

  On-Going Clinical Studies. The Company is conducting an extensive clinical development program for AMPHOTEC, including a Phase III double blind study in patients with aspergillosis comparing AMPHOTEC with amphotericin B and a Phase III trial in FUO. There can be no assurance that the Company will complete any of the clinical trials currently in progress, that the results of such trials, if completed, will demonstrate the safety and efficacy of AMPHOTEC in treating other fungal diseases, or that any additional NDA supplements filed by the Company will be accepted or approved by the FDA.

 STEALTH Cisplatin (SPI-077)

  Cisplatin is a widely used cytotoxic drug for the treatment of many types of cancers, including lung, ovarian, head and neck, bladder, melanoma, testicular, cervical and gastrointestinal. The tumors that respond to cisplatin are usually relatively insensitive to doxorubicin and vice versa. Although cisplatin is one of the most active single agents available, its clinical utility is limited by a range of potentially serious and irreversible toxicities. These toxicities include bone marrow suppression, nausea and vomiting, kidney damage and nerve damage. Special precautions to address these toxicities can include administration of fluids (hydration) and diuretics, and hospitalization of patients is often required, adding significant cost to cisplatin therapy. The Company has developed a STEALTH liposome formulation of cisplatin, SPI-077. The Company has conducted multiple studies in in vivo laboratory models. In summary, the Company believes the unpublished results of these studies show: (i) as with DOXIL, this formulation avoids immune detection, resulting in a significantly longer circulation time than cisplatin, (ii) SPI-077 causes less kidney toxicity than comparable doses of cisplatin in such models, and (iii) SPI-077 has shown meaningful anti-tumor activity and was more effective than cisplatin in producing a prolonged response to treatment, with persistent inhibition of tumor growth. The Company filed an Investigational New Drug application for SPI-077 in October 1996 and initiated a Phase I safety study of SPI-077 in cancer patients in December 1996. The Phase I study is focused on determining the maximum tolerated dose of SPI-077 and establishing the toxicity profile of SPI-077 in patients with advanced malignancies not amenable to other cancer treatment. See "-- Patents and Trade Secrets."

  The development of new pharmaceutical products is subject to a number of significant risks. Potential products that appear to be promising at various stages of development may not receive regulatory approval, reach the market or achieve widespread use for a number of reasons. For example, DOXIL is being clinically tested in various types of solid tumors. The Company's clinical data in treatment of solid tumors are derived from a limited number of patients and are not necessarily predictive of future results obtained in subsequent clinical trials. Moreover, even when a drug does demonstrate activity, it may not be sufficiently efficacious to replace existing therapies. There can be no assurance that the Company's research and development efforts will be successful, that any given product will be approved by appropriate regulatory authorities or that any product candidate under development will be safe, effective or capable of being manufactured in commercial quantities at an economical cost, will not infringe the proprietary rights of others or will achieve market acceptance. There are a number of challenges the Company must address successfully to develop commercial products in each of its development programs. The Company's potential products will require significant additional research and development efforts, including process development and significant additional clinical testing, prior to any commercial use. There can be no assurance that the Company will successfully address any of these technological challenges, or others that may arise in the course of development. In addition, the Company may not have sufficient resources to commercialize new products successfully.

  Successful product development requires, among other things, the design and completion of clinical trials. The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. The Company is dependent on third parties, including hospitals and physicians to conduct clinical trials. In addition, the Company is reliant on Schering-Plough to conduct certain clinical trials for DOXIL. The Company and Schering-Plough face intense competition from other companies developing cancer treatments to enroll a limited number of eligible cancer patients in clinical trials for oncology products. Delays in planned patient enrollment may result in increased costs and delays. If the Company is unable to successfully complete its clinical trials, its business, financial condition and results of operations could be materially adversely affected.

RESEARCH AND DEVELOPMENT

  The primary focus of the Company's ongoing product development and research efforts is to capitalize on the STEALTH liposome technology. This includes identifying additional therapeutic drugs that can be formulated using the existing technology and creating advanced applications by attaching therapeutics to the outside of the STEALTH liposome to expand its possible applications. The Company is conducting exploratory programs with other companies and, in some cases, is dependent upon these companies for their technologies. The following is a summary of the Company's additional research and development projects:

  Liposome-CD4 Technology (SPI-119). The Company has obtained exclusive worldwide rights to a proprietary liposome-CD4 technology as a potential HIV/AIDS therapeutic. CD4 is a protein on the surface of T-cells to which the HIV virus binds in order to infect the cell and replicate. HIV replicates in T-cells, but in order to enter T-cells the virus must first bind to CD4. Theoretically, CD4 injected into the blood stream might also bind HIV and, in this way, prevent the virus from attaching to the T-cells where it can do damage. Earlier attempts to accomplish this result have not been successful because unencapsulated CD4 loses its critical three dimensional structure and also does not accumulate in the lymphatic system. The CD4-liposome complex behaves as a cell that can bind HIV; existing data indicate that the Company's STEALTH liposomes accumulate in peripheral lymphatic tissues, such as regional lymph nodes. Based on preclinical studies, the Company has undertaken formulation of the liposome-CD4 product.

  STEALTH Quinolones (SPI-850). Although quinolone antibiotics are active against a broad spectrum of bacterial infections, including life-threatening respiratory tract infections, they must be administered two to four times a day. A long circulating quinolone antibiotic encapsulated in STEALTH liposomes could be administered once a day, or possibly even less often, permitting easier administration outside of the hospital. The Company has formulated and is currently conducting preliminary studies of SPI-850 which is designed to reduce the frequency of dosing and concentrate the drug at sites of infection, thereby improving efficacy.

  Radiosensitizers (SPI-40). Indium is a radioactive substance. When it is encapsulated in liposomes, the distribution of liposomes in the patient can be traced. Studies in cancer patients have shown that indium administered in a STEALTH liposome concentrates in tumor tissue. Radiosensitizing agents may increase the responsiveness of tumors to the therapeutic effects of radiotherapy. However, to be effective these agents must concentrate in tumors to a greater extent than in normal tissues, and the agents must stay in the tumor until the dose of radiotherapy has been administered. The Company believes that STEALTH liposomes may be an effective way to deliver radiosensitizers. The Company has formulated and tested two radiosensitizing agents in preclinical models.

  Additional Research Programs. The Company is conducting research in the fields of small molecule, peptide and gene delivery using STEALTH liposomes. Currently, three approaches are being investigated for the intravenous delivery of genetic material to patients: (i) inject "naked" DNA (genetic material), (ii) use a viral vector to deliver the DNA, and (iii) encapsulate DNA in liposomes. The Company is investigating the use of STEALTH liposomes to encapsulate and deliver DNA to tumors and other sites of disease.

  A segment of the biotechnology industry is focusing on the development of small molecules that may inhibit specific activities within a cell. While potentially medically useful, small molecules are typically cleared from the body before reaching the target cells. The Company is developing technology to bind small molecules to the PEG on STEALTH liposomes for use in the intravenous delivery of small molecules.

  The Company's research and development expenses for 1994, 1995 and 1996 were $25.4 million, $22.7 million and $27.7 million, respectively. Such expenses encompassed all of the Company's product development programs, including DOXIL, AMPHOTEC and SPI-077 as well as research projects such as CD4 liposomes, radiosensitizers and gene delivery.

MARKETING AND SALES

  As of January 1, 1997, SEQUUS employed a sales and sales management team of 42 professionals to market DOXIL and AMPHOTEC. This team is experienced in the sale of pharmaceutical products to physicians, hospitals and clinics, including managed care providers, and in facilitating reimbursement with third-party payors. The sales force is deployed in major metropolitan areas for oncology and infectious disease products. In the first full year of operations, the sales team sold approximately $20.9 million of DOXIL in the United States and launched AMPHOTEC. However, the Company faces significant competition for oncology sales professionals and the loss of certain key sales personnel could adversely impact the sales effort and have a material adverse effect on the Company's business, financial condition and results of operations.

  Outside of the United States, the Company's strategy is to establish marketing and distribution agreements with pharmaceutical companies, agents or distributors. Pursuant to this strategy, the Company has entered into a distribution agreement with Schering-Plough for the distribution of CAELYX in most major markets outside the United States (except Japan) and has entered into distribution agreements with a number of corporate partners, agents and distributors, including Zeneca and Bayer, covering the marketing and distribution of AMPHOCIL in various international markets. The Company's future sales of CAELYX and AMPHOCIL outside of the United States will depend to a large extent on the marketing efforts of its distribution partners, the continuation of the distribution arrangements, market acceptance of products, availability of third party reimbursement, as well as the timing of additional approvals, including pricing approvals, in other countries, if any. If Schering-Plough or any other distributor were to terminate its agreement with the Company or be unsuccessful in meeting its sales objectives, the Company's business, financial condition and results of operations could be materially adversely affected. There can be no assurance that the Company will be able to successfully market its products through its direct sales force, partners, agents, or at all. See "-- Strategic Alliances" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

MANUFACTURING AND PRODUCTION

  The Company's internal manufacturing capabilities are limited to producing products for preclinical development. The Company is dependent on Ben Venue to manufacture commercial-scale quantities of AMPHOTEC and DOXIL sufficient to meet the Company's forecasted requirements for research and for commercial production pursuant to supply agreements. SEQUUS has developed production technologies for AMPHOTEC and DOXIL which it employs at Ben Venue, a United States-based contract manufacturer of injectable drug products. Although the FDA has approved Ben Venue's facility, processes and procedures for DOXIL and AMPHOTEC, there can be no assurance that Ben Venue and the Company will continue to meet FDA or product specification standards for the manufacture of DOXIL and AMPHOTEC or that the Company's manufacturing requirements can be met in a consistent and timely manner. Only a limited number of contract manufacturers are capable of manufacturing AMPHOTEC and DOXIL, and any alternative manufacturer would require regulatory approval to manufacture the product which would likely take several months. The Company is in the process of identifying an alternative manufacturer, but to date has not sought approval of an alternative manufacturer for its products. The Company has in the past experienced batch failures in the manufacturing process. Any batch failures in the future could result in a material increase in cost of goods sold or in the Company's inability to deliver products on a timely basis. In addition, the Company may be unable to obtain sufficient contract manufacturing capacity due to competing demands on the contract manufacturer's capacity or other reasons. In the event of any interruption of supply from the contract manufacturer due to regulatory reasons, significant batch failures, capacity constraints or other causes, there can be no assurance that the Company could make alternative manufacturing arrangements on a timely basis, if at all. Such an interruption would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Government Regulation."

  SEQUUS devotes considerable resources to developing manufacturing technologies and process controls for its products to achieve and maintain regulatory approval, suitable shelf-life, stability and ease of use. Such activities include scaling up production methods, developing quality control systems, establishing batch-to-batch reproducibility, testing sterilization methods, establishing reliable sources of raw materials and synthesizing new proprietary raw materials. Generally, the equipment used in the Company's processing technologies is commercially available in industrial sizes and is currently used in pharmaceutical industry operations.

  In the future, SEQUUS may elect to manufacture some or all of its products internally in lieu of using third-party contract manufacturers. However, the Company does not currently have a commercial-scale manufacturing facility and, as a result, an election by the Company to pursue in-house manufacturing would require the commitment of significant capital and other resources. The Company currently has no plans to develop a commercial manufacturing facility in-house. The Company has produced and will continue to endeavor to produce certain of its products in quantities sufficient for clinical trials in compliance with the FDA's Good Manufacturing Practices ("GMPs"). However, SEQUUS expects to continue to use contract manufacturers for final processing and packaging of the clinical supplies that SEQUUS itself produces.

  On February 15, 1994, the Company entered into a five-year, sole-source supply agreement with A.L. Laboratories, Inc. ("A.L. Labs") to supply the Company with amphotericin B for AMPHOTEC. Under the agreement the Company is required to purchase its forecasted three months requirements. The agreement may be automatically renewed for one-year periods unless either party provides the other party with six months notice prior to the expiration of the current term. The Company agreed to indemnify A.L. Labs for certain liabilities.

  On September 27, 1994, the Company entered into a five-year, principal-source supply agreement with Meiji Seika Pharma International Ltd. ("Meiji Seika") to supply the Company with doxorubicin for DOXIL. Under the agreement the Company is required to purchase in yen its forecasted three months requirements. The agreement may be automatically renewed for one-year periods unless either party provides the other party with six months notice prior to the expiration of the current term. The Company agreed to indemnify Meiji Seika for certain liabilities.

  Although the Company has supply agreements in place with the suppliers of its key raw materials, including amphotericin B and doxorubicin HCl, the number of alternative qualified suppliers of key raw materials required for the manufacture of AMPHOTEC and DOXIL is limited. The disqualification or loss of a sole-source supplier could have a material adverse effect on the Company because of a delay or inability in obtaining and qualifying an alternate supplier and the costs and lost revenues associated with such delays and in finding and qualifying an alternate supplier. Regulatory requirements applicable to pharmaceutical products tend to make the substitution of suppliers costly and time consuming. The unavailability of adequate commercial quantities, the loss of a supplier's regulatory approval, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could impair the Company's ability to manufacture and market its products which would have a material adverse effect on the Company's business, financial condition and results of operations.

STRATEGIC ALLIANCES

  The Company's strategy for the development, clinical trials, manufacturing and commercialization of certain of its products includes maintaining and entering into various strategic alliances with corporate partners, licensors and others. In addition to the strategic alliances described below, the Company intends to continue to evaluate arrangements for the in-licensing of technology and the distribution of AMPHOTEC and DOXIL. There can be no assurance that the Company will be able to maintain existing strategic alliances, negotiate strategic alliances in the future on acceptable terms, if at all, or that any such strategic alliances will be successful. There can be no assurance that any of the Company's present or future strategic partners will devote sufficient resources to marketing the Company's products or satisfying its obligations to the Company.

  Schering-Plough

  In September 1996, SEQUUS announced it entered into a distribution agreement with Schering-Plough. Under the multi-year agreement, Schering-Plough has obtained exclusive rights to distribute, market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. Under the terms of the agreement, SEQUUS will receive payments for product sales to Schering-Plough. In addition, SEQUUS and Schering-Plough will jointly develop a worldwide clinical plan for investigating the use of CAELYX in the treatment of solid tumors. Each party will undertake clinical trials in specific indications, coordinated by a joint development team. As part of the agreement, Schering-Plough will conduct certain clinical trials for oncology indications, will apply for regulatory approval in the Schering-Plough territories for all new indications, and will assist with pharmacoeconomic studies.

  International Distribution of AMPHOCIL

  The Company has entered into a number of arrangements with distributors and agents for the marketing and distribution of its AMPHOCIL product in international markets. In certain instances, the distributor is also assisting the Company in preparing regulatory filings and, in countries where marketing clearance has been granted, obtaining pricing approvals. The Company has granted distribution rights to the following parties for the respective territories: Zeneca in Denmark, Finland, Iceland, Ireland, Italy, the Netherlands, Portugal, Sweden and the U.K.; Prodesfarma, S.A. in Spain, Belgium and Luxembourg; TORREX Pharma G.m.b.H. in Austria, the Czech Republic, Hungary, Poland and Slovenia; Gamida-MedEquip Limited in Israel; and Bayer in Canada.

  In-Licensing of Technology

  The Company has entered into licensing agreements with third parties covering proprietary technologies used in the production of the Company's products. Under these agreements, the Company is obligated to pay royalties upon product sales and to make other payments. The Company is currently in discussions with one of its licensors regarding the interpretation of the financial terms of a license agreement. Such agreements also contain provisions requiring the Company to pursue market development for the licensed technologies in order for the Company to maintain its license rights. There can be no assurance that the Company will fulfill its obligations under any of these agreements and any such failure could result in the loss of the Company's rights under the agreement.

PATENTS AND TRADE SECRETS

  SEQUUS currently owns or controls 58 United States patents, which expire at various times between 1998 and 2013, including seven claiming various aspects of the Company's long-circulating STEALTH liposomes, which expire at various times between 2006 and 2013. SEQUUS has filed numerous patent applications on inventions claiming specific liposome compositions and methods of use, liposome processing methods, drug/lipid compositions, and surface-modified liposomes and methods. SEQUUS has also filed corresponding foreign patent applications with respect to certain of its key technologies and owns or controls foreign counterpart applications and issued patents in various countries with respect to its most important United States patents and pending applications. SEQUUS intends to file additional patent applications, when appropriate, relating to improvements in its technologies and other specific inventions and products that it develops.

  There has been increasing litigation in the biomedical, biotechnology and pharmaceutical industries with respect to the manufacture, use and sale of new therapeutic products that are the subject of conflicting patent rights. A substantial number of patents relating to liposomes have been issued to, or are controlled by, other public and private entities, including academic institutions. In addition, others, including competitors of SEQUUS, may have filed applications for, or may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those of SEQUUS. The patent positions of pharmaceutical, biopharmaceutical, biotechnology and drug delivery companies, including SEQUUS, are uncertain and involve complex legal and factual issues. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued. As a consequence, the Company does not know whether any of its patent applications will result in the issuance of patents or whether any of the Company's existing patents will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that any patents owned or controlled by the Company will protect SEQUUS against infringement litigation or afford commercially significant protection of the Company's technology. Almost none of the Company's patents has been tested in court to determine their validity and scope. Moreover, the patent laws of foreign countries differ from those of the United States and the degree of protection, if any, afforded by foreign patents may, therefore, be different.

  In prior litigation in the Patents County Court in the U.K., a suit brought by NeXstar alleging that the Company's anticancer drug, DOXIL, infringes NeXstar's EPO Patent No. 0,179,444 was settled by the parties dropping their respective claims against one another. The U.K. Patent Court dismissed all claims in the case with prejudice.

  The Company has a practice of monitoring patents and other developments in the liposome field. To the extent that the Company becomes aware of patents of other parties which the Company's processes or products might infringe, it is the Company's practice to seek review of such patents by the Company's patent counsel. With respect to DOXIL, the Company is aware of TLC's United States Patent No. 5,077,056 relating to the loading of therapeutic drugs into liposomes. The Company's patent counsel has rendered an opinion that its DOXIL product would not infringe any valid claim of this patent. The Company is also aware of recently issued United States Patent No. 5,562,925 (the "925 Patent") covering therapeutic cisplatin compositions held by Research Corporation Technologies Inc., which the Company believes has been licensed exclusively to Bristol-Myers. The Company's patent counsel has rendered an opinion that its STEALTH cisplatin formulation would not infringe any valid claims of the 925 Patent. The Company is also aware of TLC's United States Patent No. 5,008,050 relating to reducing liposome size by extrusion, and NeXstar's United States Patent No. 5,435,989 relating to targeting of liposomes to solid tumors. The Company's patent counsel has rendered an opinion that DOXIL would not infringe any valid claim of either of these patents. The Company is also aware of United States Patent Nos. 4,426,330 and 4,534,899 assigned to Lipid Specialties, Inc., relating to conjugates of phospholipids and polyethyleneglycol. The Company's patent counsel has rendered an opinion that DOXIL would not infringe any valid claims of these patents.

  In November 1991, SEQUUS received a letter from TLC bringing to the Company's attention TLC's United States Patent Number 5,059,591 for "Reduced Toxicity" (the "591 Patent") containing claims directed to amphotericin B/sterol compositions and their method of use. Subsequently, the Company's patent counsel delivered an opinion to the Company that, among other things, AMPHOTEC does not infringe any valid claim of the 591 Patent. The Company has not received any further written correspondence with respect to this issue. However, no assurance can be given that TLC will not make a claim against SEQUUS with respect to the 591 Patent, which could have a material adverse effect on the Company's ability to commercialize AMPHOTEC.

  Even if the Company's patent counsel renders advice that the Company's products do not infringe any valid claim under such patents, there can be no assurance that any third party will not commence litigation to enforce such patents or that the Company will not incur substantial expense, or that it would prevail, in any patent litigation.

  The Company has been required to defend itself in patent litigation in the past and the uncertainties inherent in any other lawsuit that may be commenced in the future with respect to any alleged patent infringement by the Company make the outcome of any such litigation difficult to predict. The Company may decide to pay a royalty or make other concessions to settle a patent dispute. In the event of litigation, there can be no assurance that the Company will be successful. A judgment adverse to the Company in any such litigation could materially adversely affect the Company's business, financial condition and results of operations, and the expense of such litigation may be substantial whether or not the Company is successful.

  The Company relies on unpatented trade secrets and proprietary know-how to protect certain aspects of its production and other technologies. Although SEQUUS has entered into confidentiality agreements with its employees, consultants, representatives and other business associates, there can be no assurance that trade secrets and know-how will remain undisclosed or that similar trade secrets or know-how will not be independently developed by others.

GOVERNMENT REGULATION

  Regulation by governmental authorities in the United States and other countries is a significant consideration in all aspects of the clinical development, production and marketing of the Company's products and in its on-going research and development activities. In order to clinically test, produce and sell products for human therapeutic use, mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries must be followed. SEQUUS prepares and files regulatory documents required to begin clinical trials, recruits and monitors clinical investigators, analyzes and synthesizes clinical trial data and prepares and files documents requesting approval to sell pharmaceutical products. Whether undertaken by SEQUUS or an agent or collaborator of SEQUUS, the regulatory approval process for new products generally takes several years and involves the expenditure of substantial resources. There can be no assurance that any such approvals will be granted on a timely basis, if at all.

  The standard process required by the FDA before a pharmaceutical agent may be marketed in the United States includes: (i) laboratory and preclinical tests, (ii) submission to the FDA of an application for use of an investigational new drug, which must become effective before clinical trials may commence, (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug in its intended application, (iv) submission to the FDA of a NDA with respect to a drug or a Product License Application ("PLA") and an Establishment License Application ("ELA") with respect to a biologic, and (v) FDA approval of the NDA or PLA/ELA prior to any commercial sale or shipment of the drug or biologic. In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered or licensed by the FDA. Domestic and foreign manufacturing establishments are subject to inspections by the FDA and by other federal, state and local agencies and must comply with GMPs as appropriate for production. If a product is approved under the FDA procedures for Accelerated Approval of New Drugs for Serious or Life-Threatening Illnesses, such approval is subject to the additional requirement that, following product launch, a company continue to study the drug to verify and describe its clinical benefit. Under these FDA Accelerated Approval Procedures, the FDA may withdraw approval if the company fails to show due diligence in conducting post-marketing clinical trials or if these clinical trials fail to demonstrate clinical benefit to the FDA's satisfaction.

  Clinical trials are typically conducted in three sequential phases, which phases may overlap. In Phase I, the initial introduction of a drug to humans, the drug is tested for safety (adverse effects), dosage tolerance, absorption, distribution, metabolism and excretion. Phase II involves studies in a limited patient population to determine the efficacy of the drug for specific targeted indications, dosage tolerance and optimal dosage, and possible adverse effects and safety risks. When a product is found to show clinical effectiveness and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to evaluate further its clinical efficacy and to test further for safety within an expanded patient population at geographically dispersed clinical study sites.

  There can be no assurance that, after the results of the Phase III clinical trials have been announced, the FDA will not disagree with the design of the Phase III clinical trial protocols. In addition, the FDA inspects and reviews clinical trial sites, informed consent forms, data from the clinical trial sites, including case report forms and record keeping procedures, and the performance of the protocols by clinical trial personnel to determine compliance with good clinical practice. The FDA also examines whether there was bias in the conduct of clinical trials. The conduct of clinical trials is complex and difficult, especially in Phase III. There can be no assurance that the design or performance of the Phase III clinical trial protocols will be successful.

  Upon accepting a company's NDA for filing, the FDA generally convenes an advisory committee to review clinical trial results and make a non-binding recommendation concerning the drug's approval. After considering the advisory committee recommendation and other information, the FDA may or may not issue an approvable letter. This letter sets out the specific terms and conditions that the company must satisfy in order to receive final FDA approval to market.

  Even if regulatory approvals for the Company's product candidates are obtained, the Company, its products and the facilities used for manufacturing the Company's products are subject to continual review and periodic inspection. Each United States drug manufacturing establishment must be registered with the FDA. Domestic manufacturing establishments are subject to biannual inspections by the FDA and must comply with the FDA's GMP regulations. To supply drug products for use in the United States, foreign manufacturing establishments must comply with the FDA's GMP regulations and are subject to periodic inspection by the FDA or by regulatory authorities in those countries under reciprocal agreements with the FDA. In complying with GMP regulations, manufacturers must expend funds, time and effort in the area of production and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing. If violations of applicable regulations are noted during these inspections, the Company may be restrained from continued marketing of the product manufactured until such violations are corrected.

  Labeling and promotional activities are regulated by the FDA. The Company must also report certain adverse events involving its drugs to the agency under regulations issued by the FDA. The FDA may require post-marketing testing and surveillance programs to monitor a drug's efficacy and side effects. Results of the post-marketing programs may prevent or limit the further marketing of a product.

  Failure to comply with applicable requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant approvals, withdrawal of approvals and criminal prosecution of the Company and employees.

  Sales of pharmaceutical products outside of the United States are subject to regulatory requirements that vary widely from country to country and that often include approval of the price at which a product may be sold. In the EU countries, a company may seek product marketing authorization in other member countries with the sponsorship of the country which first granted marketing approval under procedures of the Committee on Proprietary and Medicinal Products ("CPMP"). Since the CPMP is an advisory committee, its vote is not binding on member countries.

  SEQUUS is also subject to regulation under numerous federal, state and local laws regarding, among other things, occupational safety, laboratory practices, the use and handling of radioisotopes and hazardous chemicals, prevention of illness and injury, environmental protection and hazardous substance control. The Company's research and development involves the controlled use of hazardous materials and chemical compounds. There can be no assurance that the Company's safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state and local regulations or that it will not be subject to the risk of accidental contamination or injury from these materials. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could materially adversely affect the Company.

  The Company's business may be materially adversely affected by the continuing efforts of worldwide governmental and third-party payors to contain or reduce the costs of health care in general and drugs in particular. For example, in most international markets, including markets the Company is seeking to enter, pricing of prescription pharmaceuticals is subject to government price controls. In these markets, once marketing approval is received, pricing negotiation could take another six to 12 months or longer. In the United States, there has been, and there may continue to be, federal and state proposals to implement similar government price controls. In addition, an increasing emphasis on managed care and consolidation of hospital purchasing in the United States has and will continue to put pressure on pharmaceutical pricing. Such proposals, if adopted, and such initiatives could decrease the price that the Company receives for any current or future products and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on pharmaceutical companies that are collaborators or prospective collaborators for certain of the Company's products, the Company's ability to commercialize its products may be materially adversely affected. In addition, price competition may result from competing product sales, attempts to gain market share or introductory pricing programs, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's ability to commercialize DOXIL, AMPHOTEC and other products may depend in part on the extent to which reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any of the Company's products. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide coverage or reimbursement for indications as to which the FDA has not granted marketing clearance. Moreover, reimbursement may be denied even for FDA-approved indications. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected.

COMPETITION

  Generally, competition in the pharmaceutical field is based on such factors as product performance, safety, acceptance by doctors, patient compliance, available reimbursement, patent protection, ease of use, price and marketing efforts. The Company believes that earlier entry into a market is an advantage for a new drug, but it also believes that clinical benefits and pharmacoeconomics are important to a product's success.

  The Company's current and potential products compete with existing and new drugs offered by or under development by pharmaceutical, biopharmaceutical and biotechnology companies. Many of these companies, both in the United States and in international markets, are developing products based on improved drug delivery technologies and novel therapeutics for the treatment of cancer, infectious diseases and other indications targeted by the Company. Some of these companies are active in liposome and lipid-based research and product development and many have financial and technical resources and production and marketing capabilities substantially greater than those of the Company. In addition, many of these companies have significantly greater experience than the Company in preclinical and clinical development activities, in obtaining regulatory approval, and in manufacturing and marketing biopharmaceutical products.

  A number of large pharmaceutical companies, including Bristol-Myers and Pfizer Inc., have established strong market positions for oncology and infectious diseases. For example, AMPHOTEC competes with traditional amphotericin B therapy, which is currently produced and marketed by Bristol-Myers and others. The Company also faces competition from two companies specializing in liposome drug delivery, NeXstar and TLC, both of which have received regulatory approvals for products competitive with the Company's products. In some cases, the competing liposomal products have been able to obtain significant market share in certain territories by being the first to market, have been introduced at lower prices than the Company's competing products, or have received marketing clearance covering a broader range of indications than the Company's competing products. For example, TLC recently received FDA clearance to market its amphotericin B lipid formulation for treating a broader range of indications than the indications for which AMPHOTEC has received marketing clearance.

  SEQUUS believes that competition in pharmaceutical products and in drug delivery will continue to be intense as new products enter the market and advanced technologies become available for drug discovery and development. Existing products or new products developed by the Company's competitors may be more effective, or be more effectively marketed and sold, than any that have been or may be developed by the Company. Competitive products may render the Company's technology and products obsolete or noncompetitive prior to the Company's recovery of research, development or commercialization expenses incurred with respect to any such products which could have a material adverse effect on the Company's business, financial condition or results of operations.

EMPLOYEES

  As of December 31, 1996, SEQUUS had 247 full-time employees, of whom 31 hold Ph.D. or M.D. degrees, 151 employees are engaged in research, development, clinical and regulatory affairs and pilot manufacturing, 60 employees are engaged in sales and marketing and 36 work primarily in finance, human resources and administration. The Company from time to time also hires temporary employees and consultants in all areas of the Company's operations.

  The Company's success depends largely upon its ability to attract and retain qualified personnel in the research, development and commercialization of pharmaceutical products. The Company faces competition for such personnel from other companies, academic institutions and other organizations. There can be no assurance that the Company will be successful in hiring or retaining such personnel.

  None of the Company's employees is represented by a union, and SEQUUS considers its relations with its employees to be good.

FACILITIES

  As of December 31, 1996, the Company leased approximately 140,609 square feet of laboratory, office and warehouse space in Menlo Park, California under leases that expire in April 2003 and approximately 4,000 square feet of office space in London under a lease that expires in December 2003. Rent expense for 1996 was approximately $1,358,000.

LEGAL PROCEEDINGS

  The Company is not party to any legal proceedings. See "-- Patents and Trade Secrets."

                                  MANAGEMENT

  Information with respect to the executive officers and directors of the Company as of January 31, 1997 is set forth below:

NAME                               AGE POSITION WITH THE COMPANY
----                               --- -------------------------
I. Craig Henderson, M.D.,              Chairman of the Board and Chief Executive
 F.A.C.P. .......................   55 Officer
L. Scott Minick..................   45 President, Chief Operating Officer and Director
Edward F. Schnipper, M.D. .......   48 Senior Vice President and Medical Director
                                       Senior Vice President for Research and
Joseph J. Vallner, Ph.D. ........   50 Development
David A. DeLong..................   42 Vice President of Sales
Marc J. Gurwith, M.D., J.D. .....   57 Vice President and Associate Medical Director
Anthony A. Huang, Ph.D. .........   44 Vice President for Product Development
Francis J. Martin, Ph.D. ........   48 Vice President and Chief Scientific Officer
Sally A. Davenport...............   61 Secretary
Donald J. Stewart................   40 Vice President for Finance and Treasurer
Peter K. Working, Ph.D. .........   48 Vice President for Preclinical Research
Robert G. Faris(1)(2)............   58 Director
Richard C.E. Morgan(1)(2)........   52 Director
E. Donnall Thomas, M.D.(1)(2)....   76 Director

--------

(1) Member of the Compensation and Plan Committee of the Board of Directors.
(2) Member of the Audit Committee of the Board of Directors.

  The Company's By-laws authorize the Board of Directors to set the number of directors, which is currently fixed at five.

  All directors hold office until the next annual meeting of stockholders and until their successors have been elected. Officers are appointed to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

  I. Craig Henderson, M.D. has been Chief Executive Officer of the Company since June 1995 and Chairman of the Board since July 1995 and has served as a director of the Company since July 1993. Since July 1995, Dr. Henderson has been an Adjunct Professor of Medicine at University of California, San Francisco. From 1992 until July 1995, he served as Professor of Medicine, Chief of Medical Oncology and Director of Clinical Cancer Programs at the University of California, San Francisco. From 1989 to 1992 he served as a member and, for most of this time, as Chairman of the Oncologic Drugs Advisory Committee of the FDA. From 1974 to 1992, Dr. Henderson held an academic appointment at Harvard Medical School, most recently as Associate Professor of Medicine. Dr. Henderson founded the Breast Evaluation Center at the Dana-Farber Cancer Institute in 1980 and served as its director until 1992. He received an M.D. degree from Columbia University.

  L. Scott Minick has been President and Chief Operating Officer of the Company since June 1995 and a director of the Company since July 1995. From 1994 to 1995, he served as a director, Interim President and Chief Executive Officer of OncoTherapeutics, Inc. Before that, Mr. Minick was a director, President and Chief Executive Officer of LXR Biotechnology, Inc. From 1981 to 1993, he was an executive of Baxter Healthcare, Inc., most recently as President of the Pacific Rim/Latin America business unit of Baxter Diagnostics. Mr. Minick received an M.B.A. degree from Northwestern University.

  Edward F. Schnipper, M.D. joined the Company in January 1996 as Senior Vice President and Medical Director. Prior to joining the Company, Dr. Schnipper held several executive and management positions at Hoffmann-LaRoche ("Roche") including Vice President in Clinical Operations; Vice President, Professional Development and Training; and Director, Clinical Development, Hematology/Oncology. Dr. Schnipper originally joined Roche in 1983 as a Research Physician. While at Roche, Dr. Schnipper had academic appointments in Medicine and Medical Genetics and Microbiology at the Robert Wood Johnson Medical School. Prior to this, Dr. Schnipper had a private medical practice from 1985 to 1990. Dr. Schnipper received his M.D. degree from the Georgetown University School of Medicine, Washington, D.C. and subsequently held fellowships in Hematology at the New York University School of Medicine, and in Medical Oncology at Memorial Sloan-Kettering Cancer Center.

  Joseph J. Vallner, Ph.D. joined the Company in February 1992 as Vice President for Development and was appointed Senior Vice President for Research and Development in April 1995. From 1986 to 1992, Dr. Vallner was Director, Corporate Technology Transfer, of Syntex. While at Syntex, he also performed various pharmaceutical development functions ranging from drug design and development to responsibility for regulatory filings with the FDA. Before joining Syntex, Dr. Vallner was a Group Leader with G.D. Searle, where he supervised pharmaceutical formulation development and development of new drug delivery systems. From 1974 to 1984, Dr. Vallner was Associate Professor of Pharmaceutics at the University of Georgia. Dr. Vallner received a Ph.D. in Pharmaceutics from the University of Wisconsin.

  David A. DeLong joined the Company in September 1992 as AMPHOCIL International Product Director and was appointed Senior Director, Sales in April 1995 and Vice President of Sales in June 1996. Prior to joining the Company, Mr. DeLong was employed by Genentech, Inc. from 1985 to 1992 where he served in various sales and marketing management positions, most recently as Activase Product Manager.

  Marc J. Gurwith, M.D., J.D. joined the Company in January 1995 as Vice President and Associate Medical Director. Prior to joining the Company, Dr. Gurwith was employed by Boehringer Mannheim Pharmaceuticals, most recently as Vice President of Medical and Scientific Affairs and previously as Senior Director of Clinical Research. In addition to over 10 years of pharmaceutical industry experience, Dr. Gurwith has over 20 years experience in teaching and consultation in the area of infectious disease control and therapy. Dr. Gurwith received his M.D. degree from Harvard Medical School and his J.D. degree from Temple University School of Law.

  Anthony H. Huang, Ph.D. has been Vice President of Product Development of the Company since April 1995. He has served in various technical capacities with the Company for the last 14 years. Before joining the Company, he was a Research Investigator at Oak Ridge National Laboratory in Oak Ridge, Tennessee. Dr. Huang received a Ph.D. degree in Pharmacology from the University of California, San Francisco.

  Francis J. Martin, Ph.D. was appointed Vice President and Chief Scientific Officer of the Company in July 1994. From October 1986 he served as Vice President for Research and Principal Scientist, with responsibility for guiding and coordinating the Company's internal and extramural research activities for STEALTH liposome products. From 1981 to 1986, Dr. Martin served the Company in various capacities, including Director of Liposome Research and Formulations and was the Technical Director of the Company's former joint venture, Cooper-Lipotech. Dr. Martin received a Ph.D. degree in Biochemistry from Northwestern University.

  Sally A. Davenport is a Company founder and has served as the the Company's Corporate Secretary since the Company's inception. She has been responsible for various administrative and corporate functions since 1981. Ms. Davenport received a B.S. degree in Technical Journalism from Iowa State University.

  Donald J. Stewart joined the Company in 1984 as Treasurer and Controller and was appointed Vice President for Finance in April 1995. Previously, he was Comptroller at SoftCom, Inc. and a certified public accountant with Arthur Young & Company. Mr. Stewart received an M.B.A. from Santa Clara University.

  Peter K. Working, Ph.D., D.A.B.T., has been Vice President of Preclinical Research at the Company since April 1995. From 1994 to 1995, he served as Senior Director of Pharmacology and Toxicology, and from 1992 to 1994 as Director of Pharmacology and Toxicology of the Company. From 1988 to 1992, Dr. Working was a

Senior Experimental Toxicologist at Genentech, Inc. From 1984 to 1988, he was a Staff Scientist in the Department of Cellular and Molecular Toxicology at the Chemistry Industry Institute of Toxicology in Research Triangle Park, North Carolina, where he was a Post-Doctoral Fellow from 1982 to 1984. He was board-certified in toxicology in 1989. Dr. Working received a Ph.D. degree in Human Anatomy from the University of California at Davis.

  Robert G. Faris has served as a director of the Company since March 1985. Since 1990, he has been President, Chief Executive Officer and a director of the Polish American Enterprise Fund, which invests United States government funds in Poland. From 1971 to 1987, he served as President of Alan Patricof Associates, Inc., an investment advisor to venture capital partnerships, and from 1987 to 1990, Mr. Faris was a private investor.

  Richard C.E. Morgan has served as a director of the Company since May 30, 1990. Since January 1996, Mr. Morgan has been a partner of Jackson Hole Management Inc., a venture capital firm which is the sucessor company to the Asset Management Division of Wolfensohn Partners, L.P. Since 1986, he has been a general partner of Wolfensohn Partners L.P., a venture capital limited partnership, and the general partner of Wolfensohn Associates L.P. From 1984 to 1986, he served as an executive of James D. Wolfensohn, Inc., and from 1977 to 1984, he served as General Manager of The Schroder Strategy Group and director of J. Henry Schroder Wagg & Co. Ltd. (London). He is a director of Lasertechnics, Inc., a printing systems company, Celgene Corporation, a biotechnology company, Quidel Corporation, a medical diagnostics company, and Indigo N.V., a printing systems company.

  E. Donnall Thomas, M.D. has served as a director of the Company since May 27, 1993. Dr. Thomas serves as Chairman of the Scientific Advisory Committee of Cell Therapeutics, Inc. He is also Professor Emeritus of Medicine, University of Washington School of Medicine in Seattle and a member of the Fred Hutchinson Cancer Research Center in Seattle. Dr. Thomas previously served, from 1974 to 1989, as Director of Medical Oncology and Director of Clinical Research Programs at the Fred Hutchinson Cancer Research Center and, from 1963 to 1985, he headed the Division of Oncology at the University of Washington School of Medicine in Seattle. Dr. Thomas received the Nobel Prize in Medicine and the Presidential Medal of Science in 1990. He received an M.D. degree from Harvard Medical School.

                        DESCRIPTION OF PREFERRED STOCK

  The following is a summary of the terms of the Preferred Stock offered hereby. This summary is not intended to be complete and is subject to and qualified in its entirety by reference to the Certificate of the Powers, Designations, Preferences and Rights of the Preferred Stock (the "Certificate of Designation") to be filed with the Secretary of State of the State of Delaware amending the Company's Certificate of Incorporation and setting forth the rights, preferences and limitations of the Preferred Stock, a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Whenever particular Sections or defined terms of the Certificate of Designation are referred to herein, such Sections or defined terms are incorporated by reference herein.

  The Board of Directors has the authority, without further action by the stockholders, to issue from time to time 4,000,000 shares of undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other rights and the qualifications or restrictions thereof. The rights, preferences and limitations of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters.

  The shares of the Preferred Stock, when issued and sold for the consideration herein contemplated, will be duly and validly issued, fully paid and nonassessable and the holders thereof will have no preemptive rights in connection therewith. The Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Preferred Stock. Unless earlier converted, exchanged or redeemed by the Company, the Preferred Stock will have a perpetual maturity. Any Preferred Stock converted, exchanged or redeemed or otherwise acquired by the Company will, upon cancellation of such shares, have the status of authorized but unissued preferred stock subject to reissuance by the Board of Directors as Preferred Stock or as shares of preferred stock of any one or more other series. (Section 6)

DIVIDENDS

  Holders of the Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of the funds of the Company legally
available therefor, cash dividends at an annual rate of $      per share of
Preferred Stock, payable in equal quarterly installments on March 1, June 1, September 1 and December 1, commencing June 1, 1997 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Dividends on the Preferred Stock will be cumulative from the date of original issuance, and will be payable to holders of record as they appear on the stock books of the Company on such record dates, which shall be not more than 60 days nor less than 10 days preceding the payment dates, as shall be fixed by the Board of Directors. (Section 3(a)) Holders of shares of Preferred Stock called for redemption on a redemption date falling between a dividend payment record date and the dividend payment date shall, in lieu of receiving such dividend on the dividend date fixed therefor, receive such dividend payment together with all other accrued and unpaid dividends on the date fixed for redemption (unless such holders convert such shares in accordance with the Certificate of Designation). Dividends payable on the Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest. (Section 3(b))

  If dividends are not paid in full on the Preferred Stock and any other preferred stock ranking on a parity as to dividends with the Preferred Stock, all dividends declared upon shares of Preferred Stock and such other preferred stock will be declared pro rata so that in all cases the amount of dividends declared per share on the Preferred Stock and such other preferred stock bear to each other the same ratio that accrued and unpaid dividends per share on the shares of the Preferred Stock and such other preferred stock bear to each other. (Section 3(c)) Except as set forth above, unless full cumulative dividends on the Preferred Stock have been paid and funds set aside therefor, dividends (other than dividends paid solely in Common Stock, other stock ranking junior as to dividends to the Preferred Stock or rights to acquire the foregoing) may not be paid or declared and set aside for payment and other distribution may not be made on the Common Stock or any other stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends nor may any Common Stock or any other stock of the Company ranking junior to or on a parity with the Preferred Stock as to dividends be redeemed, repurchased or otherwise acquired for any consideration by the Company (except for repurchases from employees and consultants and by the conversion into or exchange for stock of the Company ranking junior to the Preferred Stock as to dividends). (Sections 3(d) and (e))

  Under Delaware law, dividends or distributions to stockholders may be made only from the surplus of the Company or, in certain situations, from the net profits for the current fiscal year or the fiscal year before which the dividend or distribution is declared. The Company's ability to pay dividends in the future will depend upon its financial results, liquidity and financial condition.

CONVERSION RIGHTS

  Each share of Preferred Stock will be convertible at the option of the holder at any time after 90 days following the date of this Prospectus into such number of shares of Common Stock determined by dividing the liquidation preference set forth on the cover of this Prospectus by a conversion price of
$      (initially equivalent to approximately            shares of Common
Stock for each share of Preferred Stock), subject to adjustment as described below. No adjustment will be made on conversion of any share of Preferred Stock for dividends accrued or unpaid thereon or for dividends on any Common Stock issued. The Company is not required to issue fractional shares of Common Stock upon conversion of Preferred Stock and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last Trading Day (determined as provided in the Certificate of Designation) prior to the date of conversion. (Section 7(c)) In the case of Preferred Stock called for redemption, conversion rights will expire at the close of business on the next business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. (Section 7(b))

  The right of conversion attaching to each share of Preferred Stock may be exercised by the holder by delivering the certificate representing such share of Preferred Stock at the specific office of the transfer agent, accompanied by a duly signed and completed notice of conversion. The conversion date shall be the date on which the certificate of such share of Preferred Stock and the duly signed and completed notice of conversion have been delivered to the transfer agent. (Section 7(b)) A holder delivering a certificate of such share of Preferred Stock for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Preferred Stock. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid. (Section 7(f))

  The conversion price is subject to adjustment upon certain events, including
(i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price of the Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing of the offer, the Board of Directors is not recommending rejection of the offer. The Company is entitled, in lieu of making certain adjustments under clause (v) above, to provide that, subject to satisfying certain conditions, upon conversion of the Preferred Stock, the holders of the Preferred Stock will receive, in addition to the Common Stock issuable upon conversion of such Preferred Stock, the amount of such distribution referred to in clause (v). The adjustment referred to in clause
(vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and only if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in any consolidation with, merger into, or transfer of all or substantially all of its properties to any other corporation organized under the laws of the United States or any political subdivision thereof or therein, provided that each share of Preferred Stock remain outstanding or unaffected or converted into or exchanged for convertible exchangeable preferred stock of the successor corporation having powers, preferences and rights identical to the Preferred Stock. (Sections 7(d)(i) through (vii))

  The Certificate of Designation provides that if the Company implements a stockholder rights plan, such rights plan must provide that upon conversion of the Preferred Stock the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights, whether or not such rights have separated from the Common Stock at the time of such conversion. (Section 7(d)(iv))

  The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Preferred Stock by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. (Section 7(e)) See "Certain Federal Income Tax Considerations."

  If any transaction shall occur (including, without limitation (a) any recapitalization or reclassification of shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of Common Stock),
(b) any consolidation of the Company with, or merger of the Company into, any other person, or any merger of another person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of Common Stock), (c) any sale, transfer or lease of all or substantially all of the assets of the Company or (d) any compulsory share exchange) pursuant to which either shares of Common Stock shall be converted into the right to receive other securities, cash or other property, or, in the case of a sale or transfer of all or substantially all of the assets of the Company, the holders of Common Stock shall be entitled to receive other securities, cash or other property, then appropriate provision shall be made so that the holder of each share of Preferred Stock then outstanding shall have the right thereafter to convert such Preferred Stock only into: (x) in the case of any such transaction that does not constitute a Common Stock Fundamental

Change (as defined below) and subject to funds being legally available for such purpose under applicable law at the time of such conversion, the kind and amount of the securities, cash or other property that would have been receivable upon such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock issuable upon conversion of such Preferred Stock immediately prior to such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange, after giving effect, in the case of any Non-Stock Fundamental Change (as defined below), to any adjustment in the conversion price in accordance with clause (i) of the following paragraph, and (y) in the case of any such transaction that constitutes a Common Stock Fundamental Change, common stock of the kind received by holders of Common Stock as a result of such Common Stock Fundamental Change in an amount determined in accordance with clause (ii) of the following paragraph. The company formed by such consolidation or resulting from such merger or that acquires such assets or that acquires the Company's shares, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituent document to establish such right. Such certificate or articles of incorporation or other constituent document shall provide for adjustments that, for events subsequent to the effective date of such certificate or articles of incorporation or other constituent document, shall be as nearly equivalent as may be practicable to the relevant adjustments provided for in the preceding paragraphs and in this paragraph.

  Notwithstanding any other provisions in the preceding paragraphs to the contrary, if any Fundamental Change (as defined below) occurs, then the conversion price in effect will be adjusted immediately after such Fundamental Change as follows:

    (i) in the case of a Non-Stock Fundamental Change, the conversion price of the Preferred Stock immediately following such Non-Stock Fundamental Change shall be the lower of (A) the conversion price in effect immediately prior to such Non-Stock Fundamental Change, but after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, and
  (B) the product of (1) the greater of the Applicable Price (as defined below) and the then applicable Reference Market Price (as defined below) and (2) a fraction, the numerator of which is $50 and the denominator of which is (x) the amount of the redemption price for one share of Preferred Stock if the redemption date were the date of such Non-Stock Fundamental Change (or the date of the period commencing on the first date of original issuance of the Preferred Stock and to March 1, 1998 or the twelve-month
  periods commencing March 1, 1998 and March 1, 1999, the product of   %,   %
  and   %, respectively, times $50) plus (y) any then-accrued and unpaid distributions on one share of Preferred Stock; and

    (ii) in the case of a Common Stock Fundamental Change, the conversion price of the Preferred Stock immediately following such Common Stock Fundamental Change shall be the conversion price in effect immediately prior to such Common Stock Fundamental Change, but after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, multiplied by a fraction, the numerator of which is the Purchaser Stock Price (as defined below) and the denominator of which is the Applicable Price; provided, however, that in the event of a Common Stock Fundamental Change in which (A) 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party (and cash, if any, paid with respect to any fractional interests in such common stock resulting from such Common Stock Fundamental Change) and (B) all of the Common Stock shall have been exchanged for, converted into or acquired for, common stock of the successor, acquiror or other third party (and any cash with respect to fractional interests), the conversion price of the Preferred Stock immediately following such Common Stock Fundamental Change shall be the conversion price in effect immediately prior to such Common Stock Fundamental Change multiplied by a fraction, the numerator of which is one (1) and the denominator of which is the number of shares of common stock of the successor, acquiror or other third party received by a holder of one share of Common Stock as a result of such Common Stock Fundamental Change.

  Depending upon whether a Fundamental Change is a Non-Stock Fundamental Change or a Common Stock Fundamental Change, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock Fundamental Change, the holder has the right to convert Preferred Stock into the kind and amount of the shares of stock and other securities or property or assets (including cash), except as otherwise provided above, as is determined by the number of shares of Common Stock receivable upon conversion at the conversion price as adjusted in accordance with clause (i) of the preceding paragraph. However, in the event of a Common Stock Fundamental Change in which less than 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party, a holder of Preferred Stock who converts such Preferred Stock following the Common Stock Fundamental Change will receive consideration in the form of such common stock only, whereas a holder who converted such Preferred Stock prior to the Common Stock Fundamental Change would have received consideration in the form of such common stock as well as any other securities or assets (which may include cash) issuable upon conversion of such Preferred Stock immediately prior to such Common Stock Fundamental Change.

  The term "Applicable Price" means (i) in the event of a Non-Stock Fundamental Change in which the holders of Common Stock receive only cash, the amount of cash received by a holder of one share of Common Stock and (ii) in the event of any other Fundamental Change, the average of the daily Closing Price (determined as provided in the Certificate of Designation) for one share of Common Stock during the 10 Trading Days immediately prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Fundamental Change or, if there is no such record date, prior to the date upon which the holders of Common Stock shall have the right to receive such cash, securities, property or other assets.

  The term "Common Stock Fundamental Change" means any Fundamental Change in which more than 50% of the value (as determined in good faith by the Board of Directors of the Company) of the consideration received by holders of Common Stock consists of common stock that, for the 10 Trading Days immediately prior to such Fundamental Change, has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on Nasdaq National Market, provided, however, that a Fundamental Change shall not be a Common Stock Fundamental Change unless either (i) the Company continues to exist after the occurrence of such Fundamental Change and the outstanding Preferred Stock continues to exist as outstanding Preferred Stock, or (ii) not later than the occurrence of such Fundamental Change, the outstanding Preferred Stock is converted into or exchanged for shares of convertible preferred stock or debentures of a corporation succeeding to the business of the Company, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions substantially similar to those of the Preferred Stock and which debentures have terms substantially similar to those of the Debentures.

  The term "Fundamental Change" means the occurrence of any transaction or event or series of transactions or events pursuant to which all or substantially all of the Common Stock shall be exchanged for, converted into, acquired for or shall constitute solely the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender, offer, consolidation, merger, combination, reclassification, recapitalization or otherwise); provided, however, in the case of any such series of transactions or events, for purposes of adjustment of the conversion price, such Fundamental Change shall be deemed to have occurred when substantially all of the Common Stock shall have been exchanged for, converted into or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets, but the adjustment shall be based upon the consideration that the holders of the Common Stock received in the transaction or event as a result of which more than 50% of the Common Stock shall have been exchanged for, converted into or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets.

  The term "Non-Stock Fundamental Change" means any Fundamental Change other than a Common Stock Fundamental Change.

  The term "Purchase Stock Price" means, with respect to any Common Stock Fundamental Change, the average of the daily Closing Price for one share of the common stock received by holders of the Common

Stock in such Common Stock Fundamental Change during the 10 Trading Days immediately prior to the date fixed for the determination of the holders of the Common Stock entitled to receive such common stock or, if there is no such date, prior to the date upon which the holders of the Common Stock shall have the right to receive such common stock.

  The term "Reference Market Price" shall initially mean $      (which is an
amount equal to 66 2/3% of the reported last sale price for Company Common Stock on the Nasdaq National Market on the date of this Prospectus) and, in the event of any adjustment to the conversion price other than as a result of a Fundamental Change, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to any such adjustment shall always be the same as the ratio of the initial Reference Market Price to the initial conversion price of $ per share.

  No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

LIQUIDATION RIGHTS

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution of assets is made to holders of Common Stock or any other stock of the Company ranking junior to the shares of Preferred Stock upon liquidation, dissolution or winding up, the holders of Preferred Stock shall receive a liquidation preference of $50 per share and shall be entitled to receive all accrued and unpaid dividends through the date of distribution, and the holders of any class or series of preferred stock ranking on a parity with the Preferred Stock as to liquidation, dissolution or winding up shall be entitled to receive the full respective liquidation preferences (including any premium), to which they are entitled and shall receive all accrued and unpaid dividends with respect to their respective shares through and including the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the amounts described above as payable with respect to the Preferred Stock and any class or series of preferred stock of the Company ranking on a parity with the Preferred Stock as to liquidation, dissolution or winding up, the holders of the Preferred Stock and of such other class or series of preferred stock will share ratably in any such distributions of assets of the Company first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of accrued but unpaid dividends. After payment of any such liquidating preference and accrued dividends, the shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither the sale of all or substantially all of the assets of the Company, nor the merger or consolidation of the Company into or with any other corporation, nor any liquidation, dissolution, winding up or reorganization of the Company immediately followed by reincorporation of another corporation, will be deemed to be a liquidation, dissolution or winding up of the Company.

OPTIONAL REDEMPTION

  The Preferred Stock will not be redeemable prior to March 2, 2000. At any time on or after that date the shares of Preferred Stock may be redeemed at the Company's option, out of funds legally available therefor, on at least 20 but not more than 60 days notice, as a whole or from time to time in part, at the following redemption prices per share (expressed as a percentage of the $50 liquidation preference thereof), plus in each case, an amount equal to accrued and unpaid dividends, if any, up to but excluding the date fixed for redemption, whether or not earned or declared. (Section 5(a))

  If redeemed during the 12-month period beginning March 1 (beginning March 2, 2000 and ending on February 28, 2001, in the case of the first such period):

                                                                      REDEMPTION
        YEAR                                                            PRICE
        ----                                                          ----------
        2000.........................................................       %
        2001.........................................................
        2002.........................................................
        2003.........................................................
        2004.........................................................
        2005.........................................................
        2006.........................................................

and 100% at March 1, 2007.

  If fewer than all of the shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Company in its sole discretion. On and after the date fixed for redemption, provided that the redemption price (including any accrued and unpaid dividends to but excluding the date fixed for redemption) has been duly paid or provided for, dividends shall cease to accrue on the Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as stockholders of the Company shall cease, except the right to receive the monies payable upon such redemption, without interest thereon, upon surrender of the certificates evidencing such shares. (Section 5(c))

EXCHANGE PROVISIONS

  The Preferred Stock is exchangeable in whole, but not in part, at the option of the Company, for Debentures on any dividend payment date beginning on March 1, 1998 at the rate of $50 principal amount of Debentures for each share of Preferred Stock outstanding at the time of exchange; provided that the Debentures will be issuable in denominations of $1,000 and integral multiples thereof. See "Description of Debentures." If the exchange results in an amount of Debentures that is not an integral multiple of $1,000, the amount in excess of the closest integral multiple of $1,000 will be paid in cash by the Company. The Company will mail written notice of its intention to exchange to each holder of record of the Preferred Stock not less than 30 nor more than 60 days prior to the date fixed for exchange.

  Upon the date fixed for exchange of Preferred Stock for Debentures (the "Exchange Date"), the rights of holders of Preferred Stock as stockholders of the Company shall cease and their shares of Preferred Stock no longer will be deemed outstanding and will represent only the right to receive the Debentures and any accrued and unpaid dividends, without interest thereon. (Section 11(c)) If full cumulative dividends on the Preferred Stock have not been paid to the Exchange Date, or funds set aside to provide for payment in full of such dividends, the Company may not exercise its option to exchange the Preferred Stock for the Debentures. (Section 11(f)) The exchange of Preferred Stock for Debentures will be a taxable event and, therefore, may result in tax liability for the holder exchanging such stock without any correlative cash payment to such holder. See "Certain Federal Income Tax Considerations."

VOTING RIGHTS

  The holders of the Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Preferred Stock will be entitled to one vote, excluding shares held by the Company or any affiliate of the Company, which shares shall have no voting rights. (Section 10(a))

  Whenever dividends on the Preferred Stock or on any outstanding shares of preferred stock ranking on a parity as to dividends with the Preferred Stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of members of the Board of Directors will be increased by two, and the holders of the Preferred Stock, voting separately as a class, with the holders of preferred stock ranking on parity as to dividends with the Preferred Stock on which like voting rights have been conferred and are exercisable, without regard to series, will be entitled to elect such two additional directors at any meeting of stockholders at which directors are to be elected held during the period such dividends remain in arrears. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set apart for payment. The terms of office of all directors so elected will terminate immediately upon the termination of such voting rights. (Section 10(b))

  In addition, so long as any Preferred Stock is outstanding, the Company may not, without the affirmative vote or consent of the holders of at least 66 2/3% (unless a higher percentage shall then be required by applicable law) of all outstanding shares of Preferred Stock, voting separately as a class with the holders of preferred stock ranking on parity as to dividends with the Preferred Stock on which like voting rights have been conferred and are exercisable, without regard to series, (i) amend, alter or repeal any provision of the Company's Certificate of Incorporation (including, without limitation, the Certificate of Designation) or Bylaws so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Preferred Stock or, (ii) create, authorize or issue, or reclassify any authorized stock of the Company into, or increase the authorized amount of, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase, any shares of any series or class of stock that ranks senior to or on a parity with the Preferred Stock as to dividends or distributions of assets upon liquidation, dissolution or winding up of the stock, and so long as any Preferred Stock is outstanding, the Company may not, without the affirmative vote or consent of the holders of at least 66 2/3% (unless a higher percentage shall then be required by applicable law) of all outstanding shares of Preferred Stock, voting separately as a class with the holders of preferred stock ranking on parity as to dividends with the Preferred Stock on which like voting rights have been conferred and are exercisable, without regard to series, enter into a share exchange that affects the Preferred Stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into the Company, unless in each such case each share of Preferred Stock remains outstanding and unaffected or is converted into or exchanged for convertible preferred stock of the surviving entity having powers, preferences and relative, participating, optional or other rights and qualifications and restrictions thereof identical to that of a share of Preferred Stock (except for changes that do not affect the holders of the Preferred Stock adversely). (Section 10(c))

TRANSFER AGENT AND REGISTRAR

  ChaseMellon Shareholder Services will act as transfer agent and registrar for the Preferred Stock.

                           DESCRIPTION OF DEBENTURES

  If the Company elects to issue Debentures in exchange for the Preferred
Stock, the Debentures will be issued under an Indenture, dated as of      ,
1997 (the "Indenture"), between the Company and Chemical Trust Company of California, as trustee (the "Trustee"), at a rate of $50 principal amount of Debentures for each share of Preferred Stock so exchanged. The Indenture will be substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part, with such changes as may be required by law or usage. The following descriptions of certain provisions of the Indenture and the Debentures are intended as summaries only and are qualified in their entirety by reference to the Indenture and the Debentures, including the definitions therein of certain terms. Whenever particular sections and defined terms of the Indenture or the Debentures are referred to herein, such sections and defined terms are to be incorporated by reference herein. As used in this Description of Debentures, the "Company" refers only to SEQUUS Pharmaceuticals, Inc. and does not, unless the context otherwise indicates, include any of its subsidiaries.

  The Debentures will be general, unsecured, subordinated obligations of the Company, limited to an aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock then outstanding (excluding accrued and unpaid dividends payable upon liquidation) and will mature on March 1, 2007, unless earlier converted by a holder thereof or redeemed at the option of the Company.

  The Debentures will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. (Section 2.3) No service charge will be made for any registration of transfer or exchange of the Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transaction. (Section 2.5)

  Principal of, premium, if any, and interest on the Debentures will be payable, the transfer of Debentures will be registrable, and the Debentures may be presented for conversion at the office of the Company maintained by the Company for such purposes in New York, New York, which shall initially be an office or agency of the Trustee in New York, New York. (Section 2.5)

  The Company may, but is not required to, apply for listing of the Debentures on the Nasdaq Stock Market. However, trading of the Debentures is expected to take place mostly in the over-the-counter market. No assurance can be given, however, as to the liquidity of or trading markets for the Debentures.

  The Indenture does not contain any restrictions on the payment of dividends or the repurchase of securities of the Company or any financial covenants.

INTEREST

  The Debentures, if issued, will bear interest at the rate of    % per annum
from the date of issuance, or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on March 1 and September 1 of each year to the person in whose name the Debenture (or any predecessor Debenture) is registered at the close of business on the preceding February 15 and August 15, respectively. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest may, at the Company's option, be paid by check mailed to such holders, provided that a holder of Debentures with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at the election of such holder.

CONVERSION RIGHTS

  Each Debenture will be converted at the option of the holder at any time after the date of issuance of the Debentures and on or prior to maturity, subject to prior redemption, into such number of shares of Common Stock determined by dividing the principal amount of such Debenture by a conversion
price of $     , subject to adjustment as described below. Except as otherwise set forth herein, the conversion rights
of holders of Debentures will be identical to the conversion rights granted to them as holders of the Preferred Stock. See "Description of Preferred Stock-- Conversion Rights." If Debentures are converted after a record date for the payment of interest and prior to (but excluding) the next succeeding interest payment date, such Debentures (other than Debentures called for redemption and a notice of redemption has been sent by the Company pursuant to the Indenture) must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Debentures, and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last Trading Day prior to the date of conversion. (Section 15.3) In the case of Debentures called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. (Section 15.1)

  The right of conversion attaching to any Debenture may be exercised by the holder by delivering the Debenture at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Debenture, the duly signed and completed notice of conversion and any funds that may be required as described in the preceding paragraph shall have been so delivered. (Section 15.2) A holder delivering a Debenture for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Debenture. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid. (Section 15.7)

SUBORDINATION

  The indebtedness evidenced by the Debentures is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness (as defined below). (Section 4.1) Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Debentures is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness (except that holders of Debentures may receive securities that are subordinated at least to the same extent as the Debentures are subordinated to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness).

  In the event of the acceleration of the maturity of any Debentures as a result of an Event of Default (as defined), the holders of all Senior Indebtedness will first be entitled to receive payment in full in cash of all amounts due or to become due thereon before the holders of the Debentures will be entitled to receive any payment for the principal of or premium, if any, interest on, or other obligations in respect of, the Debentures (except that holders of Debentures may receive securities that are subordinated at least to the same extent as the Debentures are subordinated to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness). The Indenture will further require that the Company will promptly notify holders of Senior Indebtedness if payment of the Debentures is accelerated because of an Event of Default.

  The Company also may not make any payment for the principal of or premium, if any, interest on, or other obligations in respect of, the Debentures (except that holders of Debentures may receive securities that are subordinated at least to the same extent as the Debentures are subordinated to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness) if (i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Indenture may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of any other default, the earlier of the date on which such other default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Senior Indebtedness is accelerated. No new period of payment blockage may be commenced under clause (ii) above unless and until (i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and
(ii) all scheduled payments of principal, premium, if any, and interest on the Debentures that have come due have been paid in full in cash. No default (other than a payment default) that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

  By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Debentures may receive less, ratably than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

  "Senior Indebtedness" means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any Indebtedness of the Company (including, without limitation, any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing); provided, however, that Senior Indebtedness does not include (v) Indebtedness evidenced by the Debentures, (w) any liability for federal, state local or other taxes owed or owing by the Company, (x) Indebtedness of the Company to any subsidiary of the Company, (y) any trade payables of the Company incurred in the ordinary course of business, and (z) any indebtedness in which the instrument creating or evidencing the same or the assumption or thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Debentures.

  "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i) (a) for borrowed money, (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or under any lease or related document (including a purchase agreement) that provides that the Company is contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing),
(e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets, (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all Indebtedness constituting deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

  "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

  In the event that, notwithstanding for foregoing, the Trustee or any holder of Debentures receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Debentures before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company. (Section 4.2)

  As of December 31, 1996, the Company did not have outstanding any indebtedness that would have constituted Senior Indebtedness. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary of the Company can create, incur, assume or guarantee.

OPTIONAL REDEMPTION

  The Debentures are not redeemable at the option of the Company prior to March 2, 2000. At any time on or after that date, the Debentures may be redeemed at the Company's option on at least 20 but not more than 60 days notice, as a whole or from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption; provided that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holders of record as of the relevant record date.

  If redeemed during the 12-month period beginning March 1 (beginning March 2, 2000 and ending on February 28, 2001, in the case of the first such period).

                                                                      REDEMPTION
        YEAR                                                            PRICE
        ----                                                          ----------
        2000.........................................................       %
        2001.........................................................
        2002.........................................................
        2003.........................................................
        2004.........................................................
        2005.........................................................
        2006.........................................................

and 100% at March 1, 2007.

  If fewer than all the Debentures are to be redeemed, the Trustee will select the Debentures to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Debenture is to be redeemed in part only, a new Debenture or Debentures in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Debentures is selected for partial redemption and such holder converts a portion of such Debentures, such converted portion shall be deemed to be taken from the portion selected for redemption.

  No sinking fund is provided for the Debentures.

EVENTS OF DEFAULT AND REMEDIES

  An Event of Default is defined in the Indenture as being: (i) a default in payment of the principal of, or premium, if any, on the Debentures (whether or not such payment is prohibited by the subordination provisions of the Indenture); (ii) default for 30 days in payment of any installment of interest on the Debentures (whether or not such payment is prohibited by the subordination provisions of the Indenture); (iii) default by the Company for 45 days after notice given in accordance with the Indenture in the observance or performance of any other covenants in the Indenture; (iv) failure of the Company to make any payment at maturity, including any applicable grace period, in respect of Indebtedness in an amount of in excess of $5,000,000 and continuance of such failure of 30 days after notice given in accordance with the Indenture; (v) default by the Company with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an aggregate amount of in excess of $5,000,000 without such Indebtedness having been discharged or such acceleration having been rescinded, or annulled for 30 days after notice given in accordance with the Indenture; or (vi) certain events involving bankruptcy, insolvency or reorganization of the Company. (Section 7.1)

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Debentures notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest to such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Debentures when due or in the payment of any redemption obligation. (Section 7.8)

  The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding may declare the principal of and premium, if any, on the Debentures to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Debentures which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Debentures then outstanding. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the outstanding Debentures will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Debentures, subject to certain limitations. (Section 7.1)

  The Indenture provides that the holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture. (Section 7.7) Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including the written notice by such holder of an Event of Default and an offer to indemnify to the Trustee, along with the written request by the holders of not less than 25% in aggregate principal amount of the outstanding Debentures, that such a proceeding be instituted, but the holder has an absolute right to institute suit for the enforcement of payment of the principal of, and premium, if any, and interest on, such holder's Debentures when due and to convert such Debentures. (Section 7.4)

  The holders of not less than a majority in aggregate principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive any past defaults, except (i) a default in payment of the principal of, or premium, if any, or interest on, any Debenture when due, (ii) a failure by the Company to convert any Debentures into Common Stock or (iii) in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Debenture affected thereby.

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

  The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by written agreement all of the obligations of the Company in connection with the Debentures and the Indenture; (ii) no default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; and (iii) certain other conditions are satisfied.

MODIFICATIONS OF THE INDENTURE

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debenture, except that no such modification shall (i) extend the fixed maturity of any Debenture, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, impair or adversely affect the right of a holder to institute suit for the payment thereof, change the currency in which the Debentures are payable, or impair or change in any respect adverse to the holder of the Debentures the right to convert the Debentures into Common Stock subject to the terms set forth in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the holders of the Debentures, without the consent of the holder of each Debenture so affected, or (ii) reduce the aforesaid percentage of Debentures, without the consent of the holders of all of the Debentures then outstanding.

TAXATION OF DEBENTURES

  See "Certain Federal Income Tax Considerations" for a discussion of certain federal tax considerations which will apply to holders of Debentures.

GOVERNING LAW

  The Indenture and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York. (Section 16.4)

CONCERNING THE TRUSTEE

  Chemical Trust Company of California, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Debentures. An affiliate of the Trustee is the transfer agent for the Company's Common Stock. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

  During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree and care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section 8.1) The Indenture contains limitations of the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim or otherwise. (Section 8.8)

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of material federal income tax consequences of acquiring and owning the Preferred Stock and the Debentures. Heller Ehrman White & McAuliffe has acted as the Company's tax counsel; in its opinion, the summary is accurate in all material respects. Tax consequences are not addressed that result from the special tax status or particular circumstances of holders including, for example, banks, insurance companies, regulated investment companies, personal holding companies, corporations subject to the alternative minimum tax, and tax-exempt entities. Not addressed are the consequences under state, local and foreign tax laws. Also not addressed are tax consequences to subsequent holders of Preferred Stock and Debentures. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions, and Internal Revenue Service ("IRS") rulings now in effect, all of which are subject to change, possibly with retroactive effect. The summary assumes that Preferred Stock and Debentures will be held as "capital assets" as defined in the Code. Prospective purchasers are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding, or disposing of the Preferred Stock or Debentures in light of their own investment circumstances.

DIVIDENDS ON PREFERRED STOCK

  Distributions with respect to the Preferred Stock will constitute dividends to the extent that the Company has current or accumulated earnings and profits for federal income tax purposes. Dividends paid to corporations will generally be eligible for the dividends-received deduction under section 243 of the Code, subject to the limitations contained in sections 246 and 246A of the Code.

  In general, the dividends-received deduction is available only if the stock in respect of which the dividends are paid is held for at least 46 days, or at least 91 days in the case of a dividend paid with respect to preferred stock and which is attributable to a period or periods aggregating more than 366 days. A taxpayer's holding period for these purposes is reduced by periods during which the taxpayer's risk of loss with respect to the stock is considered diminished by reason of the existence of options, contracts to sell or other similar transactions. It is possible that the IRS would argue that days during which the Company's redemption right is outstanding or, alternatively, is "in the money" are not included in the taxpayer's holding period for these purposes. The dividends-received deduction will not be available to the extent that the taxpayer is under an obligations to make related payments with respect to positions in substantially similar or related property. The dividends-received deduction is limited to specified percentages of the holder's taxable income and may be reduced or eliminated if the holder has indebtedness "directly attributable to [its] investment" in the stock. Prospective corporate purchasers of Preferred Stock should consult their own tax advisors to determine whether these limitations might apply to them.

  If distributions with respect to the shares of Preferred Stock exceed the Company's current and accumulated earnings and profits, the excess will be applied against and reduce the holder's tax basis in the Preferred Stock. Any amount in excess of the amount of the dividend and the amount applied against basis will be treated as capital gain.

EXTRAORDINARY DIVIDENDS

  If a corporate holder of Preferred Stock receives an "extraordinary dividend" from the Company with respect to stock which it has not held for two years on the dividend announcement date, the basis of the Preferred Stock will be reduced (but not below zero) by the portion of the dividend which is not taxable because of the dividends-received deduction. If, because of the limitation on reducing basis below zero, any amount of the non-taxable portion of an extraordinary dividend has not been applied to reduce basis, such amount will be treated as gain from the sale or exchange of stock when such stock is disposed of. An "extraordinary dividend" on the Preferred Stock would include a dividend that (i) equals or exceeds 5% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. A holder may elect to use the fair market value of the stock rather than its adjusted basis for purposes of applying the 5% or 20% limitation if the holder is able to establish such fair market value to the satisfaction of the IRS. An "extraordinary dividend" would also include any amount treated as a dividend in the case of a redemption of the Preferred Stock that is non-pro rata as to all stockholders, without regard to the period the holder held the stock.

  Special rules apply with respect to "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to preferred stock which (i) provides for fixed preferred dividends payable no less often than annually and (ii) is not in arrears as to dividends when acquired, provided the actual rate of return, as determined under section 1059(e)(3) of the Code, on such stock does not exceed 15%. Where a qualified preferred dividend exceeds the 5% or 20% limitation described above, the extraordinary dividend rules will not apply if the taxpayer holds the stock for more than five years. If the taxpayer disposes of the stock before it has been held for more than five years, the aggregate reduction in basis will not exceed the excess of the qualified preferred dividends paid on such stock during the period held by the taxpayer over the qualified preferred dividends that would have been paid during such period on the basis of the stated rate of return as determined under section 1059(e)(3) of the Code. The length of time that a taxpayer is deemed to have held stock for this purpose is determined under principles similar to those applicable for purposes of the dividends-received deduction discussed above.

REDEMPTION PREMIUM

  If (a) preferred stock is, like the Preferred Stock, redeemable only at the issuer's option, (b) the facts and circumstances on the issue date indicate that redemption is more likely than not to occur, and (c) the redemption price of the preferred stock as of the most likely redemption date exceeds the issue price (so that there is a "redemption premium"), then the redemption premium may be taxable as a dividend to the extent of the issuing corporation's current or accumulated earnings and profits over the period from issuance to the most likely redemption date. If a redemption premium is subject to the foregoing treatment, a holder of the Preferred Stock would take the amount of the premium into income under an economic accrual method similar to the method described under "Original Issue Discount" below. Under applicable Treasury Regulations, a redemption premium is not subject to the foregoing treatment if it will be paid "as a result of changes in economic or market conditions over which neither the issuer nor the holder has legal or practical control" and is "solely in the nature of a penalty for premature redemption." The Company believes that any payment of redemption premium by it will be "solely in the nature of a penalty for premature redemption" within the meaning of the Regulations. The Regulations also provide a "safe harbor," pursuant to which redemption will not be treated as likely to occur, as to a given holder, if:
(x) the issuer and the holder are not "related" under certain tests prescribed by the Code, (y) the issuer is not effectively required or compelled by any plan, arrangement, or agreement to redeem the stock, and (z) redemption would not reduce the yield of the stock. The Company expects that the Preferred Stock will qualify for the "safe harbor." Because the foregoing tests are based upon an evaluation of all facts and circumstances surrounding the issuance and redemption of preferred stock, the conclusion cannot be entirely certain; however, it is the Company's belief that no part of the premium payable upon redemption of the Preferred Stock will be treated as a constructive dividend to the holders of the Preferred Stock. It is possible, however, that upon an actual redemption, the redemption premium would, together with the other redemption proceeds, be treated as a dividend for federal income tax purposes. See "Redemption for Cash" below.

REDEMPTION FOR CASH

  A redemption of shares of Preferred Stock by the Company for cash will be treated as a distribution taxable as a dividend (and, possibly, an "extraordinary dividend"--see above) to redeeming stockholders to the extent of the Company's current or accumulated earnings and profits unless the redemption (a) results in a "complete termination" of the stockholder's interest in the Company (within the meaning of section 302(b)(3) of the Code),
(b) is "substantially disproportionate" (within the meaning of section 302(b)(2)) with respect to the holder, or (c) is "not essentially equivalent to a dividend" (within the meaning of section

302(b)(1)). Based upon published IRS rulings, the redemption of a stockholder's Preferred Stock for cash will be treated as "not essentially equivalent to a dividend" if, taking into account the constructive ownership rules, (1) the stockholder does not own shares of any other class in the Company, either directly or by attribution, and (2) there is a meaningful reduction in the holder's proportionate interest in the Company. In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of the constructive ownership rules set forth in section 318 of the Code, as well as shares actually owned, will be taken into account. If any of the foregoing tests is met, the redemption of shares of Preferred Stock for cash will result in taxable gain or loss equal to the difference between the amount of cash received (except cash attributable to accrued, unpaid, declared dividends, which will be taxable as a dividend described above) and the holder's tax basis in the redeemed shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period exceeds one year. It is possible that the IRS would argue that the holding period of Preferred Stock does not begin so long as the Company's redemption right is outstanding.

EXCHANGE FOR DEBENTURES

  An exchange of shares of Preferred Stock for Debentures would also be subject to the rules of section 302 of the Code described above. Since a holder of Debentures will be treated under the constructive ownership rules as owning the Common Stock into which the Debentures are convertible, the exchange would not by itself satisfy the "complete termination" test or the "substantially disproportionate" test described above. The "not essentially equivalent to a dividend" test could be met only if the exchange were regarded as resulting in a reduction in the holder's proportionate interest in the Company. If none of these tests is met, the fair market value of the Debentures received upon the exchange will be taxable as a dividend (and, possibly, an "extraordinary dividend"--see above) to the extent of the Company's current or accumulated earnings and profits. Prospective purchasers should consult their own tax advisors regarding satisfaction of the section 302 tests in their particular circumstances, including the possibility that a sale of a part of the holder's Preferred Stock or the Debentures received might be regarded as reducing the holder's interest in the Company, thereby satisfying one of the tests of section 302(b); in such a case, the stockholder would recognize capital gain or loss on the exchange. Such gain or loss would be long-term capital gain or loss if the holding period exceeds one year. It is possible that the IRS would argue that the holding period of Preferred Stock does not begin so long as the Company's redemption right is outstanding. The installment method will not be available for reporting such gain in the event that the Preferred Stock, the Debentures, or the Common Stock into which the Debentures are convertible are traded or readily tradable on an established securities market.

  If a redemption does not satisfy any of the tests of section 302(b) and the fair market value of the Debentures exceeds the Company's current and accumulated earnings and profits, the excess would be treated as a return of capital to the extent of the holder's tax basis in the Preferred Stock. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. If the holder retains any stock in the Company, the remaining tax basis in the Preferred Stock will be transferred to the retained stock. If the holder retains no stock in the Company, it is unclear whether the remaining tax basis in the Preferred Stock would be transferred to the Debentures or would be lost.

ORIGINAL ISSUE DISCOUNT AND PREMIUM ON DEBENTURES

  Stated interest on the Debentures will be includable in income in accordance with the holder's method of accounting. There is also a risk that the Debentures will be treated as having original issue discount taxable as interest income as discussed below.

  If the Preferred Stock is exchanged for Debentures at a time when the stated redemption price at maturity of the Debentures exceeds their issue price by an amount equal to or greater than one-fourth of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, the Debentures will be treated as having original issue discount equal to the entire amount of such excess. In the event the Debentures are traded on an established securities market on or within ten days after their issue date, the issue price of the Debentures will be their fair market value as determined as of the first trading date after their issue date. If the Debentures are not traded on an established securities market at the time of the exchange, but the Preferred Stock is so traded, the issue price of the Debentures will be the fair market value of the Preferred Stock at the time of the exchange. In the event that neither the Preferred Stock nor the Debentures are traded on an established securities market, the issue price of the Debentures will be their stated principal amount, assuming that the Debentures bear "adequate stated interest" within the meaning of section 1274 of the Code. If the Debentures do not bear adequate stated interest, the issue price will be equal to their "imputed principal amount" as determined under 1274 of the Code.

  A holder of a Debenture would generally be required to include in gross income (irrespective of the holder's method of accounting) a portion of the original issue discount for each year during which it holds the Debenture even though the cash to which such income is attributable would not be received until maturity or redemption of the Debenture. The amount of any original issue discount included in income for each year would be calculated under a constant yield to maturity formula that would result in the allocation of less original issue discount to the early years of the term of the Debenture and more original issue discount to later years.

  If the Preferred Stock is exchanged for Debentures whose issue price exceeds the amount payable at the maturity (or earlier call date, if appropriate), such excess (excluding the amount thereof attributable to the conversion feature) will be deductible by the holder of the Debentures as amortizable bond premium over the term of the Debentures (taking into account earlier call dates, as appropriate), under a yield to maturity formula, if an election by the taxpayer under section 171 of the Code is in effect or is made. Such election would apply to all obligations owned or subsequently acquired by the taxpayer. Except as may otherwise be provided in future regulations, the amortizable bond premium will be treated as an offset to interest income on the Debentures rather than as a separate deduction item.

REDEMPTION OR SALE OF DEBENTURES

  Generally a redemption or sale of the Debentures will result in taxable gain or loss equal to the difference between the amount of cash and fair market value of other property received and the holder's tax basis in the Debentures. To the extent that the amount received is attributable to accrued interest, however, that amount will be taxed as ordinary income. The tax basis of a holder who received the Debentures in exchange for shares of Preferred Stock will generally be equal to the fair market value of the Debentures at the time of exchange plus any original issue discount included in the holder's income or minus any premium previously allowed as an offset to interest income on the Debentures. Such gain or loss will be capital gain or loss and will be long-term gain or loss if the holding period for the Debentures exceeds one year.

  If the Debentures are issued with original issue discount and the Company were found to have had an intention at the time the Debentures were issued to call them before maturity, any gain realized on a sale, exchange or redemption of Debentures prior to maturity would be considered ordinary income to the extent of any unamortized original issue discount for the period remaining to the stated maturity of the Debentures. The Company cannot predict whether it would have an intention, when and if the Debentures are issued, to call the Debentures before their maturity.

CONVERSION OF PREFERRED STOCK OR DEBENTURES INTO COMMON STOCK

  No gain or loss will generally be recognized upon conversion of shares of Preferred Stock or Debentures into shares of Common Stock, except with respect to any cash paid in lieu of fractional shares of Common Stock, which will result in gain or loss to the extent of the difference between the cash paid and the basis of the Preferred Stock or Debentures allocable to the fractional shares. Additionally, if the conversion takes place when there is a dividend arrearage on the Preferred Stock and the fair market value of the Common Stock exceeds the issue price of the Preferred Stock, a portion of the Common Stock received might be treated as a dividend distribution, taxable as ordinary income. Assuming the conversion is not treated as resulting in the payment of a dividend, the tax basis of the Common Stock received upon conversion will be equal to the tax basis of the shares of Preferred Stock or the Debentures converted (less the amount of basis allocable to any fractional share of Common Stock for which cash is received), and the holding period of the Common Stock will include the holding period of the Shares of Preferred Stock or the Debentures converted. The tax basis of any Common Stock treated as a dividend will be equal to its fair market value on the date of the distribution.

ADJUSTMENT OF CONVERSION PRICE

  Holders of Preferred Stock or Debentures may be deemed to have received constructive distributions where the conversion ratio is adjusted to reflect property distributions with respect to Common Stock into which such Preferred Stock or Debentures are convertible. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Preferred Stock or Debentures, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Preferred Stock and the Debentures may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments were made, the holders of Preferred Stock or Debentures might be deemed to have received constructive distribution taxable as dividends.

BACKUP WITHHOLDING

  Under the backup withholding provisions of the Code and applicable Treasury regulations, a holder of Preferred Stock, Debentures or Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends or interest paid on, original issue discount accrued with respect to, or the proceeds of a sale, exchange or redemption of Preferred Stock, Debentures or Common Stock, unless (a) such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO FOREIGN HOLDERS

  For purposes of the following discussion, a "United States Alien Holder" is any holder who, for United States federal income tax purposes, is a nonresident alien, a foreign corporation, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership.

  Income received by a United States Alien Holder in the form of dividends on Preferred Stock or Common Stock or interest and original issue discount on the Debentures will be subject to a United States federal withholding tax at a 30% rate upon the actual payment of the dividends, interest or original issue discount except as described below and except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. However, a United States Alien Holder generally will be taxable in the same manner as a United States corporation or resident with respect to such income if it is effectively connected with the conduct of a trade or business in the United States. Such effectively connected income received by a United States Alien Holder that is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate, or if applicable, a lower-treaty rate.

  Payments of interest and original issue discount on the Debentures received by a United States Alien Holder will not be subject to United States federal withholding tax provided that (a) the Alien Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the holder is not a controlled foreign corporation that is related to the Company through stock ownership, and (c) either (1) the beneficial owner of the Debenture, under penalties of perjury, provides the Company or its agent with its name and address and certifies that it is not a United States person or (2) a securities clearing organization, bank, or other financial institution that holds customer's securities in the ordinary course of its trade or business (a "financial institution") certifies to the Company or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or another financial institution and furnishes to the Company or its agent a copy thereof.

  A United States Alien Holder generally will not be subject to Unites States federal income or withholding tax on gain realized on the sale or exchange of Preferred Stock, Common Stock, or Debentures unless (i) the holder is an individual who is present in the United States for 183 days or more during the taxable year and as to whom such gain is from United States sources or (ii) the gain is effectively connected with a United States trade or business of the holder. Upon a redemption of the Preferred Stock for a cash or Debentures, the Company may be required to withhold tax on the entire amount of the proceeds at a 30% rate or lower treaty rate applicable to dividends. In the case of an exchange of Preferred Stock for Debentures, this would result in a United States Alien Holder receiving a reduced principal amount of Debentures.

  Dividends paid to United States Alien Holders outside the United States that are subject to the withholding tax described above will generally be exempt from United States backup withholding tax and United States information reporting requirements, other than reporting of dividend payments for purposes of the withholding tax noted above. Backup withholding and information reporting generally will not apply to payments of interest if the certification described above is received, provided the payor does not have actual knowledge that the holder is a United States person. The payor of the dividends may generally rely on a payee's address outside the United States in determining that the regular withholding tax discussed above applies and consequently that the backup withholding provisions do not apply.

  The payment of the proceeds of the sale of Preferred Stock, Common Stock or Debentures to or through the United States office of a broker will be subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale of Preferred Stock, Common Stock or Debentures to or through the foreign office of a broker generally will not be subject to this backup withholding tax. In the case of the payment of proceeds from the disposition of Preferred Stock, Common Stock or Debentures through a foreign office of a broker that is a United States person or a "United States related person," existing regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-United States person and the broker has no actual knowledge to the contrary. For this purpose, a "United States related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business. While regulations currently in effect reserve on the question of whether reportable payments made through foreign offices of a broker that is a United States person or "United States related person" will be subject to backup withholding, proposed regulations state that backup withholding will not apply to such payments absent actual knowledge that the payee is a United States person. Any amounts withheld under the backup withholding rules from a payment to a United States Alien Holder will be allowed as a refund or a credit against such United States Alien Holder's United States federal income tax, provided that the required information is furnished to the IRS.

                          DESCRIPTION OF COMMON STOCK

  The Company has authority to issue 45,000,000 shares of Common Stock, par value $0.0001 per share. As of December 31, 1996, there were 29,660,319 shares of Common Stock issued and outstanding. As of December 31, 1996, the Company had outstanding options to purchase 4,068,188 shares of Common Stock at a weighted average exercise price of $9.67 per share, warrants to purchase 525,000 shares of Common Stock at an exercise price of $4.25 per share expiring in March 1997, warrants to purchase 759,385 shares of Common Stock at an exercise price of $7.43 per share expiring in May 1999 and warrants to purchase 687,638 shares of Common Stock at an exercise price of $7.43 per share expiring in April 1998.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire Board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

  The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available thereof and subject to prior dividend rights of holders of any shares of preferred stock of the Company which may be outstanding. Upon liquidation or dissolution of the Company subject to prior liquidation rights of the holders of preferred stock of the Company, the holders of Common Stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

  ChaseMellon Shareholder Services acts as transfer agent and registrar for the Common Stock.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC, Dillon, Read & Co. Inc. and Punk, Ziegel & Knoell, L.P. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the numbers of shares of Preferred Stock set forth opposite their
names below at a purchase price of $   per share plus accrued dividends, if
any, from    , 1997 to the date of payment and delivery. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Robertson, Stephens & Company LLC..................................
   Dillon, Read & Co. Inc.............................................
   Punk, Ziegel & Knoell, L.P. .......................................
                                                                       ---------
     Total............................................................ 1,000,000
                                                                       =========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession of not more than $      per share, of
which $      may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The Company granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 150,000
additional shares of Preferred Stock at a purchase price of $   per share plus
accrued dividends, if any, from    , 1997 to the date of payment and delivery.
To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Preferred Stock to be purchased by it shown in the above table represents as a percentage of the 1,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,000,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

  Each executive officer and certain directors of the Company have agreed with the Underwriters for a period of 90 days after the date of the Underwriting Agreement (the "Lock-Up Period"), subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. In addition, the Company has agreed that during the Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company LLC, subject to certain exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and under the existing employee stock purchase plan and the Company's issuance of options under existing employee stock option plans.

  The offering price for the Preferred Stock has been determined by negotiations among the Company and the Representatives.

                                 LEGAL MATTERS

  The statements included in the Prospectus under the caption "Certain Federal Income Tax Consequence" have been reviewed by, and the validity of the shares of Preferred Stock offered hereby is being passed upon for the Company by Heller Ehrman White & McAuliffe, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

  The financial statements of SEQUUS Pharmaceuticals, Inc. at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The portions of this Prospectus entitled "Risk Factors -- Uncertainties Regarding Patents and Trade Secrets" and "Business -- Patents and Trade Secrets," insofar as they constitute a summary of matters of law, have been reviewed and approved by Dehlinger & Associates, patent counsel for SEQUUS, as experts in patent law.

                          SEQUUS PHARMACEUTICALS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Balance Sheets............................................................. F-3
Statements of Operations................................................... F-4
Statement of Stockholders' Equity.......................................... F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SEQUUS Pharmaceuticals, Inc.

  We have audited the accompanying balance sheets of SEQUUS Pharmaceuticals, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEQUUS Pharmaceuticals, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                              ERNST & YOUNG LLP

Palo Alto, California
January 27, 1997

                          SEQUUS PHARMACEUTICALS, INC.

                                 BALANCE SHEETS
                (in thousands, except share and per share data)

                                                              DECEMBER 31
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
                                   ASSETS
Current assets:
  Cash and cash equivalents.............................. $   6,770  $   9,997
  Short-term marketable investments......................    43,506     22,949
  Trade accounts receivable, net of allowance for bad
   debts of $178 in 1995 and $504 in 1996................     1,642      8,972
  Inventories............................................     1,105      5,697
  Prepaid expenses and other current assets..............       949      1,601
                                                          ---------  ---------
Total current assets.....................................    53,972     49,216
Net equipment and improvements...........................     3,591      5,564
Other assets.............................................       245        188
                                                          ---------  ---------
Total assets............................................. $  57,808  $  54,968
                                                          =========  =========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................... $   2,773  $   4,539
  Accrued compensation...................................     2,310      3,149
  Accrued clinical costs.................................     1,664      1,014
  Other accrued liabilities..............................       746      1,939
  Deferred revenue.......................................       716         --
                                                          ---------  ---------
Total current liabilities................................     8,209     10,641
Commitments
Stockholders' equity:
 Preferred stock, par value $0.01; 4,000,000 shares
  authorized, issuable in series; 437,200 shares of
  Series A issued and outstanding in 1995 and no shares
  of Series A issued and outstanding in 1996.............         4         --
 Common stock, par value $0.0001; 45,000,000 shares
  authorized, 26,283,026 shares issued and outstanding in
  1995 and 29,660,319 in 1996............................         3          3
 Additional paid-in capital..............................   183,019    194,948
 Accumulated deficit.....................................  (133,427)  (150,624)
                                                          ---------  ---------
  Total stockholders' equity.............................    49,599     44,327
                                                          ---------  ---------
  Total liabilities and stockholders' equity............. $  57,808  $  54,968
                                                          =========  =========

                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
Revenues:
  Product sales..................................  $  3,664  $  1,907  $ 25,462
  Royalties and fees.............................        91       109     7,461
                                                   --------  --------  --------
Total revenues...................................     3,755     2,016    32,923
Expenses:
  Cost of goods sold.............................       916       511     3,990
  Research and development.......................    25,378    22,651    27,652
  Selling, general and administrative............     7,622    13,856    20,302
                                                   --------  --------  --------
Total expenses...................................    33,916    37,018    51,944
                                                   --------  --------  --------
Loss from operations.............................   (30,161)  (35,002)  (19,021)
Interest income..................................       976     1,406     1,844
                                                   --------  --------  --------
Net loss.........................................  $(29,185) $(33,596) $(17,177)
                                                   ========  ========  ========
Net loss per share...............................  $  (1.54) $  (1.54) $   (.59)
                                                   ========  ========  ========
Common shares used in the calculation of net loss
 per share.......................................    18,978    21,831    28,937


                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                            SERIES A
                            PREFERRED
                              STOCK     COMMON STOCK  ADDITIONAL                 TOTAL
                          ------------- -------------  PAID-IN   ACCUMULATED STOCKHOLDERS'
                          SHARES AMOUNT SHARES AMOUNT  CAPITAL     DEFICIT      EQUITY
                          ------ ------ ------ ------ ---------- ----------- -------------
Balance at December 31,
 1993...................     --   $--   18,875  $ 2    $109,984   $ (70,668)   $ 39,318
Shares issued for
 contribution to 401(k)
 Plan...................     --    --       15   --         124          --         124
Shares issued under the
 Employee Stock Purchase
 Plan...................     --    --       45   --         265          --         265
Exercise of stock
 options................     --    --      161   --         428          --         428
Change in valuation
 allowance for
 available-for-sale
 securities.............     --    --       --   --          --         (12)        (12)
Net loss................     --    --       --   --          --     (29,185)    (29,185)
                           ----   ---   ------  ---    --------   ---------    --------
Balance at December 31,
 1994...................     --    --   19,096    2     110,801     (99,865)     10,938
Shares issued for
 contribution to 401(k)
 Plan...................     --    --       24   --         157          --         157
Shares issued under the
 Employee Stock Purchase
 Plan...................     --    --       49   --         281          --         281
Exercise of warrants....     --    --       22   --          91          --          91
Exercise of stock
 options................     --    --      239   --         813          --         813
Sale of Preferred Stock
 in secondary offering,
 net of issuance costs
 of $986................    480     4       --   --      11,010          --      11,014
Sale of Units in
 secondary offering, net
 of issuance costs of
 $771...................     --    --    2,224   --      14,275          --      14,275
Sale of Common Stock in
 secondary offering, net
 of issuance costs of
 $828...................     --    --    4,485    1      45,591          --      45,592
Conversion of Preferred
 Stock..................    (43)   --      144   --          --          --          --
Change in valuation
 allowance for
 available-for-sale
 securities.............     --    --       --   --          --          34          34
Net loss................     --    --       --   --          --     (33,596)    (33,596)
                           ----   ---   ------  ---    --------   ---------    --------
Balance at December 31,
 1995...................    437     4   26,283    3     183,019    (133,427)     49,599
Shares issued for
 contribution to 401(k)
 Plan...................     --    --       12   --         174          --         174
Shares issued under the
 Employee Stock Purchase
 Plan...................     --    --       83   --         628          --         628
Exercise of warrants....     --    --    1,179   --       6,514          --       6,514
Exercise of stock
 options................     --    --      601   --       4,149          --       4,149
Common Stock issued in
 exchange for research &
 development license....     --    --       30   --         460          --         460
Conversion of Preferred
 Stock..................   (437)   (4)   1,472   --           4          --          --
Change in valuation
 allowance for
 available-for-sale
 securities.............     --    --       --   --          --         (20)        (20)
Net loss................     --    --       --   --          --     (17,177)    (17,177)
                           ----   ---   ------  ---    --------   ---------    --------
Balance at December 31,
 1996...................     --   $--   29,660  $ 3    $194,948   $(150,624)   $ 44,327
                           ====   ===   ======  ===    ========   =========    ========

                            See accompanying notes.

                          SEQUUS PHARMACEUTICALS, INC.

                            STATEMENT OF CASH FLOWS
                Increase (decrease) in cash and cash equivalents
                                 (in thousands)

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
Cash flows from operating activities:
  Net loss.......................................  $(29,185) $(33,596) $(17,177)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
  Depreciation and amortization..................     1,902     1,957     1,767
  Issuance of common stock to 401(k) plan........       124       157       174
  Issuance of common stock in exchange for
   research and development technology license...        --        --       460
  Changes in operating assets and liabilities:
    Trade accounts receivable....................     1,242    (1,578)   (7,330)
    Inventories..................................      (138)     (547)   (4,592)
    Prepaid expenses and other current assets....       197       194      (652)
    Other assets.................................       136        (7)      (44)
    Accounts payable.............................       292     1,187     1,766
    Accrued compensation.........................       (53)    1,513       839
    Accrued clinical costs.......................     1,041    (2,290)     (650)
    Other accrued liabilities....................       137      (177)    1,193
    Deferred revenue.............................        --       716      (716)
                                                   --------  --------  --------
  Net cash used in operating activities..........   (24,305)  (32,471)  (24,962)
Cash flows from investing activities:
  Available-for-sale securities:
    Purchases....................................   (13,512) (106,013)  (90,207)
    Sales........................................    26,329    30,843    45,127
    Maturities...................................    14,467    38,507    65,617
  Capital expenditures, net......................    (1,279)   (1,610)   (3,639)
                                                   --------  --------  --------
  Net cash provided by (used in) investing
   activities....................................    26,005   (38,273)   16,898
Cash flows from financing activities:
  Issuance of common stock.......................       693    61,052    11,291
  Issuance of preferred stock....................        --    11,014        --
  Principal payments under capital lease
   obligation....................................       (18)       --        --
                                                   --------  --------  --------
  Net cash provided by financing activities......       675    72,066    11,291
                                                   --------  --------  --------
Net increase in cash and cash equivalents........     2,375     1,322     3,227
Cash and cash equivalents, beginning of the year.     3,073     5,448     6,770
                                                   --------  --------  --------
Cash and cash equivalents, end of the year.......  $  5,448  $  6,770  $  9,997
                                                   ========  ========  ========

                            See accompanying notes.

                         SEQUUS PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Business

  SEQUUS Pharmaceuticals, Inc. ("SEQUUS", the "Company") is engaged in the development, manufacture, marketing and sale of proprietary liposome and lipid-based products primarily to treat cancer and certain fungal infections. SEQUUS' strategic emphasis is on injectable pharmaceutical products designed to improve the efficacy and reduce the toxicity of selected existing and new drugs used to treat cancer and infectious diseases. SEQUUS distributes DOXIL and AMPHOTEC in the United States through distributors and the same products under the tradenames of CAELYX and AMPHOCIL, respectively, in various countries outside the United States through corporate alliances, distribution agreements and various agents. The Company's key raw materials are acquired from a limited number of vendors and a single third party manufactures all of the Company's finished goods.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Loss Per Share

  Loss per share is computed using the weighted average number of common shares outstanding during each period. Common Stock equivalents, consisting of preferred stock, stock options and warrants, are excluded from the computation as their effect is anti-dilutive.

 Cash and Cash Equivalents and Marketable Investments

  The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Short-term investments consist of investments with original maturities greater than three months, but less than one year.

  The Company invests its excess cash principally in U.S. Treasury Bills and high-grade investment paper. The Company maintains its cash, cash equivalents and marketable investments in several different instruments with various banks and brokerage houses. The diversification of risk is consistent with Company policy to maintain liquidity and ensure the safety of principal.

  The Company accounts for its marketable investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. During 1995 and 1996, all investments were classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated deficit. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest. The cost of securities sold is based on the specific identification method. Interest and dividends on securities are included in interest income.

                         SEQUUS PHARMACEUTICALS, INC.

  The following is a summary of available-for-sale securities (in thousands):

                                                             GROSS
                                                           UNREALIZED
                                                          ------------
                                                                       ESTIMATED
                                                AMORTIZED                FAIR
   DECEMBER 31, 1995                              COST    GAINS LOSSES   VALUE
   -----------------                            --------- ----- ------ ---------
U.S. government securities.....................  $20,234   $15   $(10)  $20,239
U.S. corporate securities......................   10,314     8     --    10,322
Foreign corporate debt securities..............   12,936     9     --    12,945
                                                 -------   ---   ----   -------
                                                 $43,484   $32   $(10)  $43,506
                                                 =======   ===   ====   =======
   DECEMBER 31, 1996
   -----------------
U.S. government securities.....................  $ 7,434     1   $ (1)  $ 7,434
U.S. corporate securities......................    7,399     1     --     7,400
Foreign corporate debt securities..............    8,114     1     --     8,115
                                                 -------   ---   ----   -------
                                                 $22,947   $ 3   $ (1)  $22,949
                                                 =======   ===   ====   =======

  All of these securities mature within one year. The gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 1994, 1995 and 1996 were not significant.

 Inventories

  Inventories are stated at the lower of cost (principally first-in, first-out) or market. The inventory detail is as follows (in thousands):

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1995   1996
                                                                   ------ ------
      Raw materials............................................... $  898 $2,801
      Work-in-process.............................................     68  2,223
      Finished goods..............................................    139    673
                                                                   ------ ------
                                                                   $1,105 $5,697
                                                                   ====== ======

 Equipment and Improvements

  Equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease, or useful life of the asset, whichever is less. The equipment and improvements detail is as follows (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
      Office and laboratory equipment......................... $ 7,805  $10,397
      Leasehold improvements..................................   4,066    5,104
                                                               -------  -------
                                                                11,871   15,501
      Accumulated depreciation and amortization...............  (8,280)  (9,937)
                                                               -------  -------
                                                               $ 3,591  $ 5,564
                                                               =======  =======

                         SEQUUS PHARMACEUTICALS, INC.

 Revenue Recognition and Concentration of Credit Risk

  The Company recognizes product sales upon shipment to customers. The Company defers appropriate amounts based on historical sales return experience.

  Royalties are recognized as revenue based on licensed product sales. Fees and milestone payments are recognized as earned as specified in terms set forth in the related agreements.

  The Company sells its products to distributors in the United States and Europe. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. For the years ended December 31, 1994 and 1995, one customer represented $3,300,000 and $785,000 of product sales, respectively. Another customer contributed $91,000 and $109,000 to royalties and fees for the years ended December 31, 1994 and 1995, respectively. No single customer accounted for 10% or more of product sales in 1996.

 Clinical Costs

  Clinical costs include costs associated with preclinical testing of compounds for safety and efficacy, clinical trials and company-funded research performed by third parties. Clinical trials costs are recognized as research and development expense as the contractually-specified patient services are performed.

 Advertising Expenses

  The Company accounts for advertising costs as an expense in the period in which they are incurred. Advertising expenses were $109,000 and $606,000 for the years ended December 31, 1995 and 1996, respectively. Such amounts were immaterial in 1994.

 Stock Based Compensation

  In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") which the Company adopted in 1996, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issue to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant as determined by the Company's Board of Directors, no compensation expense is recognized. See Note 5 for pro forma disclosures required by SFAS 123.

 Financial Statement Presentation

  Certain prior period amounts have been reclassified to conform to the current period presentation.

2. COLLABORATIVE AGREEMENTS

  In August 1996, the Company entered into a distribution agreement with Schering-Plough and, in partial consideration for distribution rights, received from Schering-Plough a one-time upfront payment of $5.3 million. The Company recognized $7.3 million in upfront fees and payments for the achievement of certain targets and events during 1996. Under the multi-year agreement, Schering-Plough has obtained exclusive rights to distribute, market and sell CAELYX worldwide, except for the United States, Japan and certain other countries. Under the terms of the agreement, SEQUUS will receive payments for product sales to Schering-Plough. In addition, SEQUUS and Schering-Plough will jointly develop a worldwide clinical plan for investigating the use of CAELYX in the treatment of solid tumors. Each party will undertake clinical trials in specific indications, coordinated by a joint development team. As part of the agreement, Schering-Plough will

                         SEQUUS PHARMACEUTICALS, INC.

conduct certain clinical trials for oncology indications, will apply for regulatory approval in the Schering-Plough territories for all new indications, and will assist with pharmacoeconomic studies. The agreement also calls for potential additional payments to the Company totaling $27 million based on the achievement of certain product development milestones and events.

  In July 1996, the Company obtained an exclusive sub-license to certain technologies held by Sheffield Medical Technologies, Inc. In return for the sub-license the Company issued 29,798 shares of its Common Stock with a fair market value of approximately $500,000, less issuance costs of $40,000. The fair market value of the Common Stock was charged to research and development expense in the accompanying statement of operations in 1996. If certain targets are achieved, the Company may also be obligated to pay milestone payments and royalties on future product sales, if any, which utilize the sub-licensed technology.

  In August 1993, the Company signed a distribution agreement with Zeneca under which Zeneca was to market and sell AMPHOCIL in most European countries. In March 1994, SEQUUS and Zeneca announced the expansion of their August 1993 agreement to cover additional markets. In July 1996, SEQUUS announced that it had reacquired from Zeneca all international marketing and distribution rights for AMPHOCIL except for nine European countries to which Zeneca had retained such rights (Denmark, Finland, Iceland, Ireland, Italy, the Netherlands, Portugal, Sweden and the U.K.). In exchange for the return to SEQUUS of marketing and distribution rights throughout the rest of the world, SEQUUS agreed to restructure certain future milestone payments specified in the original agreement, adjust the pricing terms for AMPHOCIL to provide greater competitive flexibility, and exchange certain inventory held by Zeneca.

  The Company also has entered into various other distribution agreements with international pharmaceutical companies to exclusively distribute AMPHOCIL in specific countries.

3. COMMITMENTS

  The Company leases its facility and certain equipment under operating leases. Rent expense under these leases was $856,000, $852,000, and $1,813,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Rent expense is being recognized on a straight-line basis over the lease term of the facility lease which has scheduled rental payment increases.

  Minimum annual rental commitments under all operating leases at December 31, 1996, including a new lease signed subsequent to December 31, 1996, total $1,781,000 in 1997, $1,853,000 in 1998, $1,844,000 in 1999, $1,670,000 in
2000, $1,613,000 in 2001 and $2,149,000 thereafter.

  The Company has entered into multiple year supply agreements with two vendors which supply key raw materials. Under the agreements the Company is required to purchase its forecasted three months requirement as provided to the vendors.

4. STOCKHOLDERS' EQUITY

  On March 31, and April 13, 1995, the Company raised an aggregate of $11 million of equity capital with the sale of 480,000 shares of Series A Convertible Reset Preferred Stock ("Convertible Reset Preferred Stock") together with warrants to purchase 808,320 shares of Common Stock. Each share of Convertible Reset Preferred Stock was convertible into Common Stock at an initial conversion price of $7.425 per share of Common Stock (effectively
3.367 shares of common stock for each share of preferred stock). During 1995, 43,200 shares of Convertible Reset Preferred Stock were converted into 144,106 shares of common stock. On February 2, 1996 the Company elected to convert the remaining 437,200 shares of Convertible Reset

                         SEQUUS PHARMACEUTICALS, INC.

Preferred Stock into 1,472,052 shares of Common Stock. The conversion was completed in April 1996. During 1996, 120,682 warrants to purchase Common Stock were exercised. As of December 31, 1996, warrants to purchase 687,638 shares of Common Stock remain outstanding and expire in April 1998.

  On May 25, 1995, the Company raised net proceeds of $14.3 million through a private placement of Units. Each Unit consisted of one share of Common Stock and a warrant to purchase one-half share of Common Stock at an exercise price per share of $7.4328. The warrants are only exercisable if the Common Stock portion of the Unit is held for one year by the initial Unit purchaser. The price per Unit was $6.7571. Under the terms of this financing, the investors also receive the first right to negotiate with the Company to participate in the commercial development of the Company's anticancer product, DOXIL, in Brunei, China, Hong Kong, Indonesia, Malaysia, Singapore, Taiwan and Thailand. The right to negotiate has expired. During 1996, 352,460 warrants to purchase Common Stock were exercised. As of December 31, 1996, warrants to purchase 759,385 shares of Common Stock remain outstanding and expire in May 1999.

  In March 1991, the Company issued in a private placement (the "1991 Financing") 1,252,143 units (each, a "Unit," collectively, the "Units") at a price of $7.00 per unit. Each Unit consisted of two shares of Common Stock and a six-year warrant to purchase an additional share of Common Stock at an exercise price of $4.25 per share. Gross proceeds to the Company were $8,750,000. In addition to the sale of the Units, the Company paid a fee and issued a six year warrant to purchase 125,000 shares of Common Stock to Oppenheimer & Co., Inc. for its role as placement agent in connection with the 1991 Financing. During 1996, 705,714 warrants to purchase Common Stock were exercised. As of December 31, 1996, warrants to purchase 525,000 shares of Common Stock remain outstanding and expire in March 1997.

  On October 24, 1995 and November 24, 1995, the Company raised an aggregate net proceeds of $45.6 million through the sale of 4,485,000 of Common Stock in a public offering.

  As of December 31, 1996, approximately 7,000,000 shares of Common Stock were reserved for future issuance under the Company's 401(k) Plan, stock option plans, employee stock purchase plan and for the exercise of warrants.

5. STOCK OPTIONS PLAN AND STOCK PURCHASE PLAN

 401(k) Plan

  The Company has a 401(k) Plan under which it may make employer contributions at the discretion of the Board of Directors, but no such contributions are required. The Board also has the discretion to determine the amount of any employer contribution. The Company has reserved 138,000 shares for issuance under the Plan. For the years ended December 31, 1994, 1995 and 1996, the Company contributed Common Stock to the Plan valued at approximately $124,000, $157,000 and $174,000, respectively.

 Stock Compensation Plans

  Under the 1987 Employee Stock Option Plan, as amended, and 1987 Consultant Stock Plan, as amended, (the "Plans") the Company is authorized to issue either incentive or non-qualified stock options to its employees and consultants to purchase up to 5,000,000 shares of common stock. Generally, options granted under the Plan become exercisable over periods of six months to four years and for a period ranging from three to seven months after termination of employment or consulting arrangement, and all expire ten years from the date of grant. The stock delivered upon exercise of any option under these Plans may be subject to repurchase (subject to determination by the Board of Directors) upon ceasing employment or consulting relationship with the company. The Company's right of repurchase generally expires over a period of three to

                         SEQUUS PHARMACEUTICALS, INC.

five years. The exercise price of non-qualified stock options may not be less than 85 percent of the fair market value of the stock on the date of grant. The Company granted options to purchase 16,000 and 30,000 shares of Common Stock under the 1987 Consultant Sock Plan during 1995 and 1996, respectively. The fair value of these options are immaterial.

  Under the 1990 Director Stock Option Plan (the "Director Plan"), the Company is authorized to grant non-qualified options to its non-employee directors for up to 600,000 shares of Common Stock. Each eligible director is entitled to receive an initial grant to purchase 25,000 shares; and, on the first anniversary of the initial grant, each eligible director then in office is entitled to receive a grant to purchase 12,500 shares. Upon each annual grant date, an option to purchase an additional 5,000 shares of Common Stock will be granted to each non-employee director plus an option to purchase an additional 2,500 shares to each such director who also serves on one or more committees of the Board. All options under the Director Plan have an exercise price not less than the fair market value on the date of grant. Options granted before March 8, 1996 were immediately exercisable upon the grant, and initial options granted on or after March 8, 1996 vest ratably over four years. Each annual grant granted on or after March 8, 1996 vest ratably one year from the date of grant. The right to exercise generally expires upon the earlier of ten years from the date of grant or one year after a non-employee director's termination as a non-employee director. The Company granted options to purchase 37,500 shares of Common Stock in 1996 (none in 1995).

  Activities under the above mentioned stock option plans are as follows (amounts in thousands, except per share information):

                                            OPTIONS OUTSTANDING
                            ----------------------------------------------------
                             OPTIONS                             WEIGHTED
                            AVAILABLE NUMBER OF     PRICE        AVERAGE
                            FOR GRANT  SHARES     PER SHARE   EXERCISE PRICE
                            --------- --------- ------------- --------------
   Balance, December 31,
    1993...................     804     2,759   $ 1.12-$20.00     $9.28
   Granted.................  (1,599)    1,599   $ 6.50-$ 9.25      7.00
   Forfeited...............   1,185    (1,185)  $ 1.88-$20.00     13.58
   Exercised...............      --      (161)  $ 1.12-$ 8.88      2.66
                             ------    ------
   Balance, December 31,
    1994...................     390     3,012   $ 1.12-$18.88      6.73
   Additional authorized...   2,150        --
   Granted.................  (1,427)    1,427   $ 6.25-$13.50      8.95
   Forfeited...............     230      (230)  $ 6.75-$12.50      7.84
   Exercised...............      --      (239)  $ 1.12-$14.00      3.67
                             ------    ------
   Balance, December 31,
   1995....................   1,343     3,970   $ 1.12-$18.88      7.73
   Granted.................    (927)      927   $14.50-$21.75     16.26
   Forfeited...............     210      (210)  $ 6.75-$18.88     10.92
   Exercised...............      --      (601)  $ 1.12-$13.50      6.39
                             ------    ------
   Balance, December 31,
   1996....................     626     4,086   $ 1.12-$21.75     $9.67
                             ======    ======

No shares purchased under the option plans are subject to repurchase at December 31, 1995. All options were granted at fair market value.

                         SEQUUS PHARMACEUTICALS, INC.

  The options outstanding at December 31, 1996 have been segregated into ranges for additional disclosure as follows (options amounts are recorded in thousands):

                                    OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                         ----------------------------------------- ---------------------------------
                                         WEIGHTED-
                                          AVERAGE                     OPTIONS
                            OPTIONS      REMAINING                   CURRENTLY
                         OUTSTANDING AT CONTRACTUAL   WEIGHTED-    EXERCISABLE AT   WEIGHTED-
   RANGE OF               DECEMBER 31,     LIFE        AVERAGE      DECEMBER 31,     AVERAGE
EXERCISE PRICES               1996      (IN YEARS)  EXERCISE PRICE      1996      EXERCISE PRICE
---------------          -------------- ----------- -------------- -------------- --------------
$ 1.12-$ 2.24...........       175         3.00         $ 1.82           175          $ 1.82
$ 5.25-$ 7.75...........     1,622         6.73         $ 6.78         1,182          $ 6.72
$ 8.00-$11.75...........     1,102         7.74         $ 8.76           564          $ 8.62
$12.25-$18.13...........     1,007         9.26         $14.73            93          $14.58
$18.63-$21.75...........       180         8.75         $21.01            38          $18.63
                             -----                                     -----
                             4,086         7.55         $ 9.67         2,052          $ 7.37
                             =====                                     =====

 Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan is administered by the Board of Directors, and the Company has reserved for sale under the plan 250,000 shares of Common Stock. Employees who own less than 5% of the total outstanding Common Stock of the Company are eligible to participate in the plan, which provides for the option to purchase a defined number of shares at 85% of the lower of the fair market value of the stock at the enrollment or purchase date. At December 31, 1996, approximately 212,000 shares of Common Stock had been issued under this plan.

 Pro Forma Information

  As of December 31, 1996, the Company has four stock-based compensation plans, which are described above. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

  Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employer stock purchase plan and employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for the multiple option approach with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rate of between 5.5% and 5.8% and between 5.6% and 6.3%; volatility factor of the expected market price of the Company's Common Stock of .74 for both years; a weighted-average expected life of the option of between .5 and 2.5 years for both years and a dividend yield of zero.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and employee stock purchase plan have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially

                         SEQUUS PHARMACEUTICALS, INC.

affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options and the employee stock purchase plan.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma net loss over the options' vesting period. The Company's historical and pro forma information follows (in thousands, except for net loss per share information):

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
      Net loss
        Historical........................................     $33,596  $17,177
        Pro Forma.........................................     $35,849  $22,121
      Net loss per share
        Historical........................................     $ (1.54) $ (0.59)
        Pro Forma.........................................     $ (1.64) $ (0.76)

  Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully realized until 1997.

6. INCOME TAXES

  The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

  As of December 31, 1996, the Company has Federal and California net operating loss carryforwards ("NOLs") of approximately $99.0 million and $10.0 million, respectively. The Company also has Federal and California research and development tax credit carryforwards of approximately $4.9 million and $3.4 million, respectively. The Federal NOLs expire as follows (in thousands):

    YEAR(S) ENDING                                                  FEDERAL NOL
      DECEMBER 31                                                    EXPIRING
    --------------                                                  -----------
       1997-2000...................................................   $ 2,500
       2001-2011...................................................    96,500
                                                                      -------
                                                                      $99,000
                                                                      =======

  Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar California provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

  The Federal net operating loss carryforward differs from the accumulated deficit principally due to timing differences in the recognition of certain revenue and expense items for financial and federal tax reporting purposes, consisting primarily of capitalized research and development costs and stock option deductions.

                         SEQUUS PHARMACEUTICALS, INC.

  Significant components of the Company's current deferred tax assets for federal and state income taxes are as follows (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
   Net operating loss carryforwards......................... $ 31,370  $ 33,200
   Capitalized research and development.....................   15,090    19,800
   Research credits.........................................    5,840     7,200
   Other, net...............................................    2,770     2,400
   Valuation allowance......................................  (55,070)  (62,600)
                                                             --------  --------
       Total................................................ $     --  $     --
                                                             ========  ========

  The valuation allowance increased by approximately $12,750,000 in 1994, $15,250,000 in 1995 and $7,530,000 in 1996. Approximately $3,000,000 of the
valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

7. SUBSEQUENT EVENTS (UNAUDITED)

  On February 3, 1997, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell approximately 1,150,000 shares of Convertible Exchangeable Preferred Stock to the public.

                    [LOGO OF SEQUUS PHARMACEUTICALS, INC.]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimated except the SEC Registration Fee, NASD Filing Fee and NASDAQ Listing Fee.

      Securities and Exchange Commission Fee.......................... $ 17,425
      NASD Filing Fee.................................................    6,250
      NASDAQ Listing Fee..............................................    6,750
      Transfer Agent Fee..............................................   12,100
      Trustee Fee.....................................................    6,000
      Printing and Engraving..........................................  100,000
      Legal Fees and Expenses.........................................  125,000
      Accounting Fees.................................................   75,000
      Blue Sky Fees and Expenses......................................    3,000
      Miscellaneous...................................................   23,475
                                                                       --------
        TOTAL......................................................... $375,000
                                                                       ========

--------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICER

  Section 145 of the Delaware General Corporation Law, under which the Registrant is incorporated, permits indemnifications of directors, officers, employees and agents of a corporation under certain conditions and subject to certain limitations.

  Articles NINTH and TENTH of the Registrant's Restated Certificate of Incorporation provides as follows:

  "NINTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

    Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

  TENTH:

    A. RIGHT TO INDEMNIFICATION

    Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said Law permitted the corporation to provide prior to such amendment) against all expenses, liability and loss including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the corporation shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by the board of directors of the corporation. Such right shall be a contract right and shall include the right to be paid by the corporation expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer of the corporation in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

    B. RIGHT OF CLAIMANT TO BRING SUIT

    If a claim under Paragraph A of Article TENTH is not paid in full by the corporation within ninety (90) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, and the burden of proving that such standards were met shall be on the claimant. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

    C. NON-EXCLUSIVITY OF RIGHTS

    The rights conferred on any person by Paragraphs A and B of Article TENTH shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

    D. INSURANCE

    The corporation may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    EXHIBIT
    NUMBER                        DESCRIPTION OF DOCUMENT
    -------                       -----------------------
      1.1   Form of Underwriting Agreement
      3.1   Certificate of Incorporation of the Company, as amended
      3.2   Form of Certificate of Designation of Preferred Stock
      3.3   Form of Stock Certificate for Preferred Stock of the Company
      3.4   Bylaws of the Company, as amended (1)
      4.1   Form of Indenture between the Company and Chemical Trust Company of
            California, as Trustee
      4.2   Form of Debenture (included in Exhibit 4.1)
      5.1   Opinion of Heller Ehrman White & McAuliffe
      8.1   Tax Opinion of Heller Ehrman White & McAuliffe
     12.1   Statement Regarding Computation of Ratios
            Consent of Heller Ehrman White & McAuliffe (contained in opinion
     23.1   filed as Exhibit 5.1)
     23.2   Consent of Ernst & Young LLP, Independent Accountants
     23.3   Consent of Dehlinger & Associates
     24.1   Power of Attorney (see page II-4)
     25.1   Statement of Eligibility of Trustee
     27.1   Financial Data Schedule

--------
(1) Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 33-13332).

ITEM 17. UNDERTAKINGS

  A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  B. Insofar as indemnifications for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions described in Item 15 of Form S-3, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  C. The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California on February 5, 1997.

                                          SEQUUS PHARMACEUTICALS, INC.

                                          By      /s/ I. Craig Henderson
                                            ___________________________________
                                                    I. Craig Henderson,
                                              Chairman of the Board and Chief
                                                     Executive Officer

  EACH person whose signature appears below constitutes and appoints I. Craig Henderson, L. Scott Minick and Sally A. Davenport his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated.

             SIGNATURE                        TITLE                    DATE
             ---------                        -----                    ----

      /s/  I. Craig Henderson       Chairman of the Board and    February 5, 1997
 _________________________________   Chief Executive Officer
         I. Craig Henderson          (Principal
                                     Executive Officer)

        /s/ L. Scott Minick         President, Chief             February 5, 1997
 _________________________________   Operating Officer and
          L. Scott Minick            Director

       /s/ Donald J. Stewart        Vice President, Finance      February 5, 1997
 _________________________________   and Treasurer
         Donald J. Stewart           (Principal Financial
                                     and Accounting Officer)

        /s/ Robert G. Faris         Director                     February 5, 1997
 _________________________________
          Robert G. Faris

       /s/ E. Donnall Thomas        Director                     February 5, 1997
 _________________________________
         E. Donnall Thomas

      /s/ Richard C.E. Morgan       Director                     February 5, 1997
 _________________________________
        Richard C.E. Morgan

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                        DESCRIPTION OF DOCUMENT
    -------                       -----------------------
      1.1   Form of Underwriting Agreement
      3.1   Certificate of Incorporation of the Company, as amended
      3.2   Form of Certificate of Designation of Preferred Stock
      3.3   Form of Stock Certificate for Preferred Stock of the Company
      3.4   Bylaws of the Company, as amended (1)
      4.1   Form of Indenture between the Company and Chemical Trust Company of
            California, as Trustee
      4.2   Form of Debenture (included in Exhibit 4.1)
      5.1   Opinion of Heller Ehrman White & McAuliffe
      8.1   Tax Opinion of Heller Ehrman White & McAuliffe
     12.1   Statement Regarding Computation of Ratios
            Consent of Heller Ehrman White & McAuliffe (contained in opinion
     23.1   filed as Exhibit 5.1)
     23.2   Consent of Ernst & Young LLP, Independent Accountants
     23.3   Consent of Dehlinger & Associates
     24.1   Power of Attorney (see page II-4)
     25.1   Statement of Eligibility of Trustee
     27.1   Financial Data Schedule

--------
(1) Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 33-13332).